SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

INDEX

Introduction

English Conference Call
March 31st 2014
2 p.m. (Brasília)
1 p.m. (US EST)
5 p.m. (UK)

Webcast in English
http://webcast.conferenciacorp.com.br/view/131

Phone:
(+1 786) 837 9597 (US)
(+44) 20 3318 3776 (UK)
Password: 9532

IR Contact:
invest@eletrobras.com
www.eletrobras.com /elb/ri
Tel.: (+55) (21) 2514-6333

I – Analysis of the Results of the Consolidated Companies	5
II – Analysis of the Results of the Parent Company	16
III – Eletrobras Information	19
IV –Attachment: Subsidiary Companies Information	36
IV.1 - Generation and Transmission Companies	36
Itaipu	37
Furnas	44
Chesf	69
Eletronorte	97
Eletronuclear	115
Eletrosul	123
CGTEE	142
IV.2 Distribution Companies	152
Amazonas Energia	153
Distribuição Acre	170
Distribuição Alagoas	179
Distribuição Piauí	188
Distribuição Rondônia	197
Distribuição Roraima	206
IV.3 Participation Company	216
Eletropar	216

1.Generation and Transmission Companies

Company	Net Operating Revenue		Service Result		Income/Loss of the Period		EBITDA (R$ million)		Margin EBITDA
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Furnas	4,292	7,265	-782	955	-818	-1,306	44	-827	1.0%	-11.4%
Chesf	4,098	5,996	-1,210	1,533	-466	-5,341	-1,040	-6,257	-25.4%	-104.3%
Eletronorte	4,856	5,025	1,782	242	1,268	-786	2,287	34	47.1%	0.7%
Eletrosul	1,059	1,485	241	474	267	69	566	33	53.5%	2.2%
Eletronuclear	1,718	2,360	-591	124	-689	20	-246	387	-14.3%	16.4%
CGTEE	298	531	-308	-214	-472	-418	-310	-209	-104.0%	-39.5%

Installed Capacity

Company	Full Ownership (a)	SPE (b)	Physical Aggregation 2013	Total (a+b)
Furnas	9,209	1,129	495	10,338
Chesf	10,615	123	59	10,738
Eletronorte	9,462	75	-	9,536
Itaipu	7,000	-	-	7,000
Eletronuclear	1,990	-	-	1,990
CGTEE	840	-	-	840
Eletrosul	427	18	105	445
Eletrobras	-	13	-	13
Distribution companies	2,086	-	-	2,086
Total	41,629	1,358	659	42,987
(b) The company's participation in the project

Extension of Transmission Lines - Km

Company	Full Ownership (a)	SPE (b)	Physical Aggregation 2013	Total (a+b)
Furnas	19,868	1,234	1,126	21,102
Chesf	19,343	1,042	1,477	20,385
Eletronorte	9,983	1,377	727	11,360
Eletrosul	10,703	141	33	10,844
Distribution companies	673	-	-	673
Total	60,570	3,794	3,363	64,364
(b) The company's participation in the project

Energy Sold – MWh

	2013	2012
Itaipu	88,467,305	88,783,159
Furnas	42,231,758	41,500,634
Chesf	57,861,823	55,073,846
Eletronorte	51,486,843	53,259,897
Eletronuclear	13,456,230	14,715,295
Eletrosul	1,815,225	2,752,513
CGTEE	3,798,244	4,417,733
Total	259,117,428	260,503,077

Balance Sheet

(In US$)

Assets	12.31.13	12.31.12
Current Assets
Cash and banks	387,365,027	534,263,722
Accounts receivable from clients	1,007,320,522	967,038,354
Stored materials	6,656,848	6,471,312
Obligation to receive	3,288,033	732,843
Legal deposits	21,106,491	28,546,392
Other accounts receivable	63,452,965	54,399,297
Total Current Assets	1,489,189,886	1,591,451,920

Non-Current Assets
Obligations to receive	200,840,198	221,170,351
Legal deposits	43,953,374	42,379,657
	244,793,572	263,550,008
RESULTS
From previous periods	(942,516,046)	(421,953,392)
Result for the period	(1,188,902,812)	(520,562,654)
	(2,131,418,858)	(942,516,046)
Property, unit and equipment	17,488,882,033	17,477,652,841
Intangible	22,288,878	20,808,447
Total Non-Current Assets	15,624,545,625	16,819,495,250
Total Assets	17,113,735,511	18,410,947,170

Liabilities and Equity	12.31.13	12.31.12
Current Liabilities
Loans and Financing	1,168,918,872	1,097,120,841
Remuneration and reimbursement	713,493,716	668,963,832
Suppliers	59,514,157	83,282,430
Pay roll and social obligations	58,919,188	58,233,723
Labor indemnities	27,505,259	23,995,933
Lawsuits Provisions	134,774,746	234,144,839
Other obligations	3,357,166	4,968,364
Total Current Liabilities	2,166,483,104	2,170,709,962

Non-Current Liabilities
Loans and financing	12,675,882,137	13,818,581,952
Labor indemnities	345,044,078	376,466,918
Retirement benefits	1,696,400,179	1,814,318,349
Provision for contingencies	126,411,007	127,714,634
Other obligations	3,515,006	3,155,355
	14,847,252,407	16,140,237,208
Total Liabilities	17,013,735,511	18,310,947,170

Stockholders’ Equity
Capital
Centrais Elétricas Brasileiras SA	50,000,000	50,000,000
Administración Nacional de Electricidad	50,000,000	50,000,000
Total Stockholders’ Equity	100,000,000	100,000,000
Total Liabilities and Net Stockholders’ Equity	17,113,735,511	18,410,947,170

Statement of Income

(US$)

	2013	2012
OPERATING REVENUE
Energy Supply	3.291.012.000	3.291.012.000
Energy tranfer compensation	377.020.357	378.718.002
Cost reimbursement non-bound energy	132.328.557	128.136.896
Operational revenue Total	3.800.360.914	3.797.866.898
OPERATIONAL EXPENSES
REMUNERATION AND REIMBURSEMENT
Capital Income	(48.139.048)	(47.789.688)
Remuneration for energy tranfer	(377.020.357)	(378.718.002)
Energy bound
Royalties	(405.933.777)	(404.245.066)
Administrative and supervision charges reimbursement	(31.225.674)	(31.095.774)
	(437.159.451)	(435.340.840)
Energy not bound
Royalties	(122.876.517)	(118.984.260)
Administrative and supervision charges reimbursement	(9.452.040)	(9.152.636)
	(132.328.557)	(128.136.896)
	(994.647.413)	(989.985.426)
GENERAL AND ADMINISTRATIVE EXPENSES
Personnel	(558.875.869)	(574.014.551)
Actuarial Provisions	(43.921.855)	(424.962.959)
Materials	(16.429.962)	(16,152.007)
Third-part services	(106.702.421)	(104.645.775)
Lawsuits provisions	58.759.955	14.049.475
Other operational expenses	(139.673.492)	(136.422.148)
	(806.843.644)	(1.242.147.965)
Operational expenses Total	(1.801.491.057)	(2.232.133.391)
SERVICE RESULT	1.998.869.857	1.565.733.507
OTHER REVENUES (EXPENSES)
Various Revenues	9.628.450	4.640.234
Various Expenses	(24.627.084)	(15.125.174)
Various revenues (expenses) Total	(14.998. 634)	(10.484.940)
FINANCIAL REVENUE
Income from financial investments	21.033.597	56.847.543
Accrued moratória on electric energy bills	3.453
Other financial revenues	4.203.307	(5.303.324)
Financial revenues total	25.240.357	51.544.219
FINANCIAL EXPENSES
Capitalized financial charges	(2.322.697)	(1.250.261)
Non-capitalized financial charges	(958.676.180)	(1.028.757.080)
Remuneration and reimbursement charges	(2.071)
Monetary Variations	140.797.875	(56.155.222)
Other financial expenses	(5.695)	(67.569)
Financial expense total	(820.208.768)	(1.086.230.132)
FINANCIAL RESULT	(794.968.411)	(1.034.685.913)
RESULT OF THE PERIOD	1.188.902.812	520.562.654

Cash Flow

(US$)

	2013	2012
Operating Activities
Net income for the period	1,188,902,812	520,562,654
Adjustments
Disposal of Assets - sales	23,936,521	14,326,249
Monetary Variation on Financing and loans	(3,116,416)	(1,219,208)
Monetary Variation on Estimated Obligations	(177,003,049)	24,276,329
Liability provisions
Financial charges to be capitalized	2,322,697	1,250,261
Financial charges not to be capitalized	958,676,180	1,028,757,080
Estimated Obligations	(9,053,366)	498,063,081
Adjusted Income	1,984,665,379	2,086,016,446

Variations in Assets and Liabilities
Accounts Receivable variation – Rendering of Services	(40,282,168)	(94,414,499)
Stored Material variation	(185,536)	430,904
Other Credits variation	15,948,262	13,125,326
Remuneration and reimbursement variation	44,529,884	104,726,798
Suppliers and other variations	(25,019,820)	2,138,195
Payment-roll and social obligation variation	685,465	6,457,372
Payment of the Estimated Obligation	(60,448,989)	(71,450,184)
	(64,772,902)	(38,986,088)

Net Operating Cash Flow	1,919,892,477	2,047,030,358
Investment Activities
Property, unit and equipment and intangible	(36,646,144)	(42,898,590)
Balance of the Investment Activities	(36,646,144)	(42,898,590)
Financing Activities
Loans and financing obtained	26,049,560	18,589,225
Amortization of the Loans and Financing	(1,092,539,729)	(1,027,959,833)
Payment of interest on Loans and Financing	(963,654,859)	(1,028,905,814)
Balance of the Financing Activities	(2,030,145,028)	(2,038,276,422)

Total of Cash Effects	(146,898,695)	(34,144,654)
Cash and cash equivalent – beginning of period	534,263,722	568,408,376
Cash and cash equivalent – end of period	387,365,027	534,263,722
Total of Cash Effects	(146,898,695)	(34,144,654)

Market Data

1. Generation Assets and Energy generated

Own assets

Unit	Installed Capacity MW	Guaranteed Energy MW Average	Energy generated – MWh
			1Q13	2Q13	3Q13	4Q13
Itaipu Binacional	14,000	8,577	24,839,820	25,172,873	24,073,828	24,543,514

Unit	Participation %	Location (State)	Beginning of Operation	End of concession
Itaipu Binacional	100%	Brazil (Paraná) and Paraguay (Alto Paraná)	03/1985	-x-

2. Electric energy purchased for resale  - N/A

3. Energy sold

Own assets

Buyer	Sales model	1Q13		2Q13		3Q13		4Q13
		US$ Million[1]	MWh	US$ Million	MWh	US$ Million	MWh	US$ Million	MWh
Eletrobras System	A	-	-	-	-	-	-	-	-
	B	753.5	22,155,395	769.4	22,880,701	771.7	21,744,017	752.7	21,687.192
Others	A	-	-	-	-	-	-	-	-
	B	69.3	2,498,289	53.4	2,101,756	51.0	2,150,124	70.0	2,660,730
Total	A	-	-	-	-	-	-	-	-
	B	822.8	24,653,684	822.8	24,982,457	822.7	23,894,141	822.7	24,347,922

A - Through auction

B - Through free market agreements or bilateral contracts

1Considered only the billing of assured energy

4. CCEE settlement (Spot and MRE) – N/A

5. Fuel used to produce electricity– N/A

6. Losses in generation - %

1Q13	2Q13	3Q13	4Q13
0.75	0.76	0.75	0.80

7. Average price– US$/KW

Own assets

1Q13	2Q13	3Q13	4Q13
22.60	22.60	22.60	22.60

8.Extension of transmission lines – Km – N/A

9.Main investments – US$ million

Project	1Q13	2Q13	3Q13	4Q13	2013 budget
Generation	4.0	10.1	5.9	16.6	-
Permanent	1.2	1.8	1.6	5.5	-
Other investments	2.8	8.3	4.3	11.1	-
Total	4.0	10.1	5.9	16.6	-

10. New investments – N/A

11. Loans and financing – US$ million

Local currency - LC

Creditor	Balance 03.31.13	Balance 06.30.13	Balance 09.30.13	Balance 12.31.13	Due	Index
FIBRA – Fundação Itaipu – BR	42.5	38.5	37.6	35.6	2023	INPC

Foreign currency - FC

Creditor	Balance 03.31.13	Balance 06.30.13	Balance 09.30.13	Balance 12.31.13	Due Date	Currency
Eletrobras	5,546.9	5,392.1	5,234.6	5,074.5	2014 / 2021 / 2023	US$
National Treasury	8,745.0	8,634.4	8,522.0	8,407.7	2023	US$
Restructuring of foreign debt	277.2	264.7	266.9	254.7	2013 / 2023	US$
CAJUBI – Fundação Itaipu - PY	59.7	61.7	68.8	72.3	2021 / 2022	US$
TOTAL	14,628.8	14,352.9	14,092.3	13.809.2

12. Contracts – US$ million

12.1. Loans and financing

Loans and financing	2013	2014	2015	2016	2017	After 2017
By activity
Generation	-	1,168.9	1,240.1	1,322.6	1,410.8	8,702.4
By creditor
Eletrobras	-	685.2	596.6	485.1	516.7	2,791.0
Others	-	483.7	643.5	837.5	894.1	5,911.4

12.2. Energy purchase – N/A

12.3. Energy sale

Energy sale contracts	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	-	-	-	-	-	-
	US$ Million
Bilateral contracts*	MWh	-	145,620	145,620	145,620	145,620	776,640
	US$ Million	-	3,291.0	3,291.0	3,328.9	3,352.2	17,533.1
Total	MWh	-	145,620	145,620	145,620	145,620	776,640
	US$ Million	-	3,291.0	3,291.0	3,328.9	3,352.2	17,533.1
*Unit Cost of Electricity Service for the year 2013 was adopted in October 2012.

13. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

13.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	1,271	1,277	1,135	1,033
6 to 10	350	402	493	519
11 to15	412	409	416	412
16 to 20	174	172	171	165
21 to 25	688	649	601	538
beyond 25	567	573	591	616
Total	3,462	3,482	3,407	3,283

13.2. By region

State	Number of employees
	1Q13	2Q13	3Q13	4Q13
Itaipu Hydrolectric Unit [3]	2,290	2,267	2,253	2,198
Paraná – Brazil	315	341	321	306
São Paulo – Brazil	1	1	1	1
Brasília – Brazil	3	3	3	3
ParaguaY	853	870	829	775
Total	3,462	3,482	3,407	3,283
[3] Located in Foz do Iguaçu-Paraná-Brasil and Hernandárias-Alto Paraná-Paraguay.

13.3. By departments

Department	Number of employees
	1Q13	2Q13	3Q13	4Q13
Field [4]	789	780	742	765
Administrative	2,673	2,702	2,665	2,518

14. Complementary work force - NA

15. Turn-over

1Q13	2Q13	3Q13	4Q13
0.0174	0.0134	0.0224	0.0311

Balance Sheet

(R$ thousand)

Asset	12.31.13	12.31.2012 Resubmitted	01.01.2012 Resubmitted
Current Assets
Cash and banks	6,696	2,462	115,665
Marketable securities	715,812	715,812	509,279
Consumers	870,458	935,106	986,311
Equity participation remuneration	82,536	35,171	5,627
Tax and social contribution	118,085	148,953	68,524
Compensation rights	-	9,937	9,937
Collaterals and linked deposits	15,339	15,329	18,056
Stored materials	21,454	24,954	23,840
Derivative financial instruments	1,499,440	1,537,280	-
Others	149,009	394,966	106,891
	3,478,829	3,613,437	1,860,693

Non-Current Assets
Long-term asset
Consumers	560,469	398,922	450,549
Tax and social contribution	457,909	900,295	879,255
Stored materials	90,856	89,047	80,909
Collaterals and linked deposits	503,057	386,699	310,197
Financial asset – public service concession	6,389,473	6,329,851	7,580,769
Concession compensations	630,912	2,174,808	-
Others	128,415	679,729	53,782
	8,761,091	10,959,351	9,355,461

Investments	4,879,505	3,812,603	2,505,820
Property, unit and equipment	5,908,998	5,769,432	8,480,566
Intangible	111,388	98,193	108,852
	19,660,982	20,639,579	20,450,699
Total Assets	23,139,811	24,253,016	22,311,392

Liabilities and Stockholders’ Equity	12.31.2013	12.31.2012 Resubmitted	01.01.2012 Resubmitted
Current Liabilities
Suppliers	411,869	842,851	812,903
Loans and financing	431,464	597,188	678,373
Taxes and social contributions	287,856	307,119	230,432
Estimated obligation	391,569	497,853	339,979
Sector charges	128,265	94,258	83,515
Post retirement benefits	72,945	65,597	248,240
Others	49,215	101,335	98,623
	1,773,183	2,506,201	2,492,065
Non-Current Liabilities
Loans and financing	7,514,980	6,087,370	4,156,567
Taxes and social contributions	739,705	498,666	544,767
Estimated Obligations	-	-	247,793
Concession payments	39,680	44,673	42,230
Provisions for risks	555,309	865,178	622,689
Post retirement benefits	227,066	552,784	271,861
Advance for future capital increase	34,740	525,450	300,000
Provision for onerous contracts	1,001,219	1,490,215	-
Research and development	76,601	214,749	184,832
Others	1	1	3,485
	10,189,301	10,279,086	6,374,224

Stockholders’ Equity
Capital	6,531,154	6,031,154	6,031,154
Capital Reserves	5,528,986	5,690,383	5,690,383
Income Reserves	-	656,113	1,961,815
Accured Income (losses)	-	-	-
Other comprehensive income	(882,813)	(909,921)	(431,740)
Proposed Additional Dividends	-	-	193,491
Non-controlling shareholders Participation	-	-	-
	11,177,327	11,467,729	13,445,103
Total Liabilities and Stockholders’ Equity	23,139,811	24,253,016	22,311,392

Demonstração dos Resultados

(R$ thousand)

	31.12.2013	31.12.2012 Reapresentado
Net operating revenue	4,292,195	7,265,450

Operational cost	(3,677,936)	(4,756,105)
Electric energy cost	(1,074,685)	(2,320,101)
Electricity purchased for resale	(673,974)	(1,880,642)
Charges for the use of electric network	(400,711)	(439,459)

Construction cost	(2,603,251)	(2,436,004)
Personnel, Material, Third-party services	(1,950,131)	(1,805,277)
Fuel and water for electric power production	(278,997)	(146,728)
Use of water resources	(164,000)	(221,414)
Depreciation and amortization	(185,816)	(236,077)
Others	(24,307)	(26,508)

CONSTRUCTION COST	(582,073)	(511,522)
GROSS PROFIT (LOSSES)	32,186	1,997,823
OPERATIONAL EXPENSES	(814,504)	(1,043,051)
ELECTRIC ENERGY RESULT SERVICE	(782,318)	954,772
EQUIVALENCY EQUITY RESULT	151,780	49,231
FINANCIAL RESULT	(524,079)	(106,384)
OPERATIONAL RESULT BEFORE 12,783/2013 LAW	(1,154,617)	897,619
Gain (loss) – 12,783/2013 Law	488,996	(2,067,037)
RESULT BEFORE TAXES	(665,621)	(1,169,418)
Income tax and Social Contribution	-	(35,741)
Deferred Income tax and Social Contribution	(151,889)	(100,543)

NET LOSS	(817,510)	(1,305,702)

Cash Flow

(R$ thousand)

	12.31.13	12.31.12
Operating Activities
Net income before income tax and social contribution	(665,621)	(1,169,418)
Expenses (revenues) not affecting net working capital
Depreciation and amortization	185,816	236,077
Monetary and currency variation	(264,929)	(205,636)
Income from financial investment	(42,793)	(41,178)
Interest on credits and loans refinanancing	(67,806)	-
Financing charges	509,576	330,005
Equity Method	(151,780)	(49,231)
Provision for credit of questionable liquidation	60,532	232,658
Provisions for risks with fiscal, labor and civil litigation	(309,869)	242,489
Provision/(reveral) Personnel Readjustment Plan (Preq)	222,044	(50,969)
Provision for reduction of recoverable asset value (impairment)	32,067	334,928
Provision / (Reversal) to losses with onerous contracts	(488,996)	1,490,215
Financial Expenses (Fines and Interest on new installments)	298,588	-
Provision for lower with financial asset	496,196	-
Lower for Fixed Asset	24,558	1,910,539
Lower for Financial Asset – 12,783/2013 Law	-	2,301,331
Financial Asset revenue by AAR	(172,204)	(1,212,992)
Provision for Investment Loss	6,212	-
Global Reversal Reserve Charges	317,207	218,077
Subtotal	(11,202)	4,566,895

Variation in operating assets / liabilities	362,670	459,818

Payment of financial charges	(591,928)	(330,944)
Financing asset amortization by RAP	198,460	1,515,226
Effect 12,111/2009 Law (tariff difference)	-	(806,336)
Indemnity 12,783/2013 Law	-	(3,622,275)
Payment of charges of global reversal reserve	(421,348)	(217,866)
Financial charges receivable	5,834	5,798
Payment of income tax and social contribution	(136,317)	(130,944)
Collaterals and linked deposits	(49,800)	(135,181)
Payment of early retirement plan	(398,322)	-
Renegotiated energy credits-received	(63,654)	(76,599)
Income participation	561,013	-
Taxes and social contribution - payment – principal	(251,839)	-
Indemnities Receiving 12,783/2013 Law	1,914,774	-
Complementary security fund payment	(78,851)	(293,810)
Subtotal	688,022	(4,092,931)
Net cash of operational activities	1,039,490	933,782

Financing Activities
Loans and financing obtained	1,609,368	1,865,231
Loans and financing payable - principal	(534,909)	(249,928)
Receipt of Advancement for Future Capital Increase	-	200,000
Shareholders remuneration payment	-	(271,322)
Net cash of financing activities	1,074,459	1,543,981

Investment Activities
Acquisition of financial assets	(582,073)	(511,522)
Redemption / (application) of investment in fixed income and equities	(163,741)	57,741
Acquisition of property, unit and equipment	(361,020)	(750,944)
Acquisition of intangible assets	(34,182)	(5,588)
Acquisition of equity participation investment	(1,125,632)	(1,473,103)
Receipt of remuneration on investment in share participations	156,933	92,450
Net cash from investment activities	(2,109,715)	(2,590,966)

Total of cash effects	4,234	(113,203)

Cash and cash equivalent – beginning of period	2,462	115,665
Cash and cash equivalent – end of period	6,696	2,462
	4,234	(113,203)

Analysis of the result

Furnas presented in 4Q13 net loss of R$ 239.4 million a result 70.5% higher than the registered on 3Q13, a net loss of R$ 812.8 million. This decrease in loss was due mainly to the positive result of the electric energy service in R$ 143.6 million against a negative result in 3Q13 of R$ 607.8 million and the worsening of the financial loss in 149.4%, as it emerged from a net expense of R$ 146.6 million in 3Q13 to a net expense of R$ 365.6 million in 4Q13

Operating Revenue

The net operating revenue decreased 9.2%, from R$ 1,207.2 million in 3Q13 to R$ 1,096.6 million in 4Q13, basically due to the increase of 60.5% in deductions from gross revenue and a slight decrease of 1.1% on generation and transmission revenues, namely:

Generation:

The generation segment in 4Q13 decreased 0.2% when compared to 3Q13, from R$ 720.4 million against R$ 888.6 million. This retraction is due to construction revenues (-51.7%), operation and maintenance of plants (-3.6%) as well as the supply of electric energy (-11.0%).

Transmission:

In the transmission segment, there was a decrease of 4.6% from R$ 448.2 million in the 4Q13 to R$ 469.9 million in 3Q13. This decrease refers primarily to the operation and maintenance of transmission lines (-5,9%) and financial - return of the investment (-132.9%), partially offset with an increase of 642.5% in revenue from construction of transmission lines.

Electric Energy Cost

The item power purchased for resale was reduced by 63.6%, from R$ 187.0 million in 3Q13 to R$ 68.1 million in 4Q13. This decrease basically refers to: a) the reduction in provisioning for purchase in the spot market (CCEE) due to ther ending of Eletrnuclear contract and b) the increase of the register in the use of PASEP/COFINS credit.

The charges for network use decreased 4.9%, from R$ 103.1 million in 3Q13 to R$ 97.9 million in 4Q13,as a result of a decrease in transmission revenues - basic network.

Operation and Maintenance Cost

In 2Q13 was registered a cost of O&M of R$ 153.6 million, which in the 3Q13 was reclassified to cost of construction with contrast in financial assets. So, how has no Annual Allowed Revenue tied, a provision for write-off of financial assets was made at the same value. Therefore, in 3Q13 there is a revenue of R$ 153.6 million to mitigate the effect of the 2Q13 cost wrote-off in the period that nonexistent in the 4Q13.

Operation Cost

Personnel expenses increased by 29.3%, from R$ 292.8 million in 3Q13 to R$ 378.7 million in 4Q13 due to the increase in the provision for payment of retired people in January 2014 who resigned in December 31, 2013 due to adherence to the PREQ.

The item third-part related services increased by 30.8% when compares to the 3Q13 with the amount of R$ 167.8 million with the amount in 4Q13 of R$ 219.4 million specifically for hired labor service.

CFURH increased by 8.1% from R$ 46.2 million in 3Q13 to R$ 50.0 million in 4Q13.

The fuel for electric energy production decreased by 102.1%, from R$ 88.3 million in 3Q13 to R$ 1.8 million in 4Q13, mainly due to the recovery of expenses for the purchase of gas to the operations of power generation of Santa Cruz Thermal Power Plant.

Operating Revenue (expense)

The 4Q13 had a reversal in provision for tax, labor, civil and other risks in the amount of R$ 503.3 million, mainly due to reversal of provision for tax risk in the amount of R$ 322.8 million, due to lower risk in two cases that questioned in the justice courts two tax notices issued by the Customs concerning the calculation and collection of PASEP/COFINS: (i) 15374-001.504/2001-65 (R$ 259,438 thousand) and (ii) 18471.001315/2008-59 (R$ 63,388 thousand), and the write-off of civil lawsuits and others by virtue of change in prognosis of probably to possible in the amount of R$ 177.4 million.

In the 4Q13 also was registered a reversal in the provision to the Readjustment Personnel Plan (PREQ) in the amount of R$106.8 million, basically, in function of actuarial revision.

The item provision for write-off with financial assets decreased by 25.6% in 4Q13 compared to 3Q13, from an expense of R$ 284.6 million in 3Q13 to R$ 211.6 million in the last quarter.

The item of other expenses presented an increase of R$ 592.5% in the last quarter, from R$ 19.8 million in 3Q13 to R$ 137.0 million in 4Q13 as a result primarily of the increase in expenses on compensation for electric energy outage and increase of expenses of local taxes - differences in rates for interstate transactions.

Financial Result

The net financial result was negative in R$ 365.6 million in 4Q13, presenting an increase of expenses of 149.4% compared to net expense in 3Q13 which totaled R$ 146.6 million, mainly as a result of other financial expenses item, which variated from R$ 46.2 million in 3Q13 to R$ 286.5 million in 4Q13, as a result of payment of interest over the Refis in the amount of R$ 209.7 million beyond fines for tax assessment and arrears.

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated – MWh
			1Q13	2Q13	3Q13	4Q13
Furnas	1,216	598	511,842	777,285	1,302,058	1,317,491
Luis Carlos Barreto (Estreito)	1,050	495	656,219	650,172	919,060	1,069,372
Mascarenhas de Moraes	476	295	389,477	402,637	642,714	733,686
Porto Colômbia	320	185	378,588	369,287	389,911	488,680
Marimbondo	1,440	726	1,374,835	1,318,373	1,484,165	1,675,004
Itumbiara	2,082	1,015	1,103,525	894,181	1,836,050	1,696,450
Funil	216	121	332,362	227,606	223,456	210,296
Corumbá I	375	209	505,968	629,885	381,786	413,459
Simplício	306	192	0	95,402	200,733	280,599
Serra da Mesa (48,46%)*	1,275	671	665,773	547,600	720,129	871,914
Manso (70%)**	212	92	153,479	107,134	91,908	100,557
Santa Cruz	932	687	712,148	724,656	328,521	607,449
Roberto Silveira (Campos)	30	21	218	0	0	0
Neblina **	6,468	4,66	-	-	-	-
Sinceridade **	1,416	0,37	-	-	-	-
Dona Rita **	2,41	1,03	-	-	-	-
São Domingos**	12,00	7,2	-	-	-	-

* Contemplates percentage of participation of Furnas

**New quotes SHU with amounts generated still not available. The São Domingos SHU was under Furnas responsability in the period from 06/06/2013 to 10/31/2013.

Unit	Location (State)	Beginning of Operation	End of concession
Luis Carlos Barreto (Estreito)	SP/MG	01/1969	12/2042
Mascarenhas de Moraes	MG	04/1973	10/2023
Porto Colômbia	MG/SP	03/1973	12/2042
Marimbondo	SP/MG	04/1975	12/2042
Itumbiara	GO/MG	02/1980	02/2020
Funil	RJ	04/1969	12/2042
Corumbá I	GO	04/1997	12/2042
Simplício	RJ	06/2013	08/2041
Serra da Mesa	GO	04/1998	11/2038
Manso	MT	10/2000	02/2035
Santa Cruz	RJ	03/1967	12/2042
Roberto Silveira (Campos)	RJ	04/1977	07/2027
Neblina	MG	04/2013	*
Sinceridade	MG	04/2013	*
Dona Rita	MG	06/2013	*
São Domingos	GO	06/2013	10/2013

* Under Furnas responsability up to conclusion of a new SHU concession bidding

1.2  SPE

SPE	Unit	Installed Capacity (MW)	Guaranteed Energy (MW Average)	Energy generated MWh
				1Q13	2Q13	3Q13	4Q13
Enerpeixe SS.A.	HEU Peixe Angical and TL Associated	452	271	740,134.88	540,136.01	493,870.60	707,308.71
Baguari Geração de Energia S.A.	HEU Baguari	140	80	175,081.93	141,796.57	77,371.04	144,855.38
Retiro Baixo Energética S.A.	HEU Retiro Baixo	82	39	87,268.09	60,495.71	22,070.84	52,025.24
Foz de Chapecó Energia S.A.	HEU Foz de Chapecó	855	432	786,073.00	775,714.05	1,401,24.71	1,331,736.61
Serra do Facão Energia S.A.	HEU Serra do Facão	212.6	182	116,287.81	113,294.00	134,571.00	137,588.00
Madeira Energia SA	SHE Santo Antônio*	3,568.8	2,342.03	614,042.00	NA	1,012,919.18	1,067,820.50

* 16 units in operation, totaling 1,151 MW of installed capacity

Unit	Participation %	Location (State)	Beginning of Operation	End of concession
HEU Peixe Angical	40.0	TO	06/2006	11/2036
HEU Baguari	15.0	MG	09/2009	08/2041
HEU Retiro Baixo	49.0	MG	03/2010	08/2041
HEU Foz de Chapecó	40.0	RS/SC	10/2010	11/2036
HEU Serra do Facão	49.5	GO	07/2010	11/2036
HEU Santo Antônio	39.0	RO	03/2012	06/2043

2.Electric energy purchased for resale

2.1.Own assets

System	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras	MWh	-	-	-	-
	R$ Million	-	-	-	-
Others	MWh	1,101,221	1,047,936	1,030,968	978,587
	R$ Million	205.32	172.00	149.00	157.00
Total	MWh	1,101,221	1,047,936	1,030,968	978,587
	R$ Million	205.32	172.00	149.00	157.00

*   Total contracted amount (including back-up energy)

Invoiced amounts.

2.2.SPE

UHE Foz de Chapecó

System	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras	MWh	-	-	-
	R$ Million	-	-	-
Others	MWh	483,337.00	-	-
	R$ Million	35,175.00	-	-
Total	MWh	483,337.00	-	-
	R$ Million	35,175.00	-	-

UHE Santo Antônio

System	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras	MWh	-	-	-	-
	R$ Million	-	-	-	-
Others	MWh	968,389.00	NA	1,180,399.25	1,457,019.23
	R$ Million	195.00	NA	282.08	343.42
Total	MWh	968,389.00	NA	1,180,399.25	1,457,019.23
	R$ Million	195.00	NA	282.08	343.42

Note: contemplates buying energy to restore coverage and loss.

UHE Peixe Angical

System	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras	MWh	-	-	-	-
	R$ Million	-	-	-	-
Others	MWh	-	37,689.64	38,103.81	38,086.55
	R$ Million	-	7.07	7.13	7.13
Total	MWh	-	37,689.64	38,103.81	38,086.55
	R$ Million	-	7.07	7.13	7.13

Nota: Comtemplates purchase of energy for back-up and lossos

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by the enterprises not affected by 12,783 Law (not from quotas)

Buyer	Sales model	1Q13		2Q13		3Q13		4Q13
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	17.02	177,172	17.23	175,137	16.31	164,509	18.94	186,207
	B	-	-	-	-	-	-	-	-
Others	A	572.35	5,261,894	580.02	5,148,287	558.41	4,872,685	600.41	5,239,753
	B	23.35	188,508	13.17	102,536	13.64	106,139	13.00	101,097
Total	A	589.37	5,439,066	597.25	5,323,424	574.72	5,037,194	619.35	5,425,960
	B	23.35	188,508	13.17	102,536	13.64	106,139	13.00	101,097

A - Through auction

B - Through free market agreements or bilateral contracts

3.1.2. Energy sold by the enterprises affected by 12,783 - O&M

Buyer	Sales model	1Q13		2Q13		3Q13		4Q13
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A
B
Others	A
B
Total	A	100.31	5,043,774	100.75	5,111,448	104.51	5,182,750	104.14	5,169,862.02
B

A - Through auction

B - Through free market agreements or bilateral contracts

3.2.SPE

Enerpeixe S.A.

Buyer	Sales model	1Q13		2Q13		3Q13		4Q13
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	-	-	-	-	-	-	-	-
	B	-	-	-	-	-	-	-	-
Others	A	-	-	-	-	-	-	-	-
	B	118.89	654,305.20	108.11	581,397.26	126,00	538,439.03	90.72	707,308.70
Total	A	-	-	-	-	-	-	-	-
	B	118.89	654,305.20	108.11	581,397.26	126,00	538,439.03	90.72	707,308.70

A - Through auction

B - Through free market agreements or bilateral contracts

UHE Foz do Chapecó

Buyer	Sales model	1Q13		2Q13		3Q13		4Q13
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	-	-	-	-	-	-	-	-
	B	-	-	-	-	-	-	-	-
'	A	167.93	967,622.00	9,446.44	545,633.57	97,305.06	548,683.28	104,326,665.53	580,149,17
	B	-	-	7,110.35	377,395.20	72,162.39	381,542.41	72,959,657.55	381,542.40
Total	A	167.93	967,622.00	9,446.44	545,633.57	97,305.06	548,683.28	104,326,665.53	580,149,17
	B	-	-	7,110.35	377,395.20	72,162.39	381,542.41	72,959,657.55	381,542.40

A - Through auction

B - Through free market agreements or bilateral contracts

UHE Santo Antônio

Buyer	Sales model	1Q13		2Q13		3Q13		4Q13
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A*	-	-	-	-	3.49	33.700.82	4.76	44.381.27
	B	-	-	-	-			-	-
Others	A	31.00	313,040.00	-	-	106.57	1,012,361.30	142.38	1,333,198.63
	B	313.00	2,139,646.00	-	-	339.78	2,369,090.13	358.75	2,467,550.79
Total	A	31.00	313,040.00	-	-	110.06	1,046,062.12	147.14	1,377,579.90
	B	313.00	2,139,646.00	-	-	339.78	2,369,090.13	358.75	2,467,550.79

* Cepisa e Ceal

A - Through auction

B - Through free market agreements or bilateral contracts

UHE Serra do Facão

Buyer	Sales model	1Q13		2Q13		3Q13		4Q13
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	-	-	-	-	-	-	-	-
	B	-	-	-	-	-	-	-	-
Others	A	47.60	277,681.00	44.33	254,910.00	45.31	256,335.00	48.37	271,035
	B	25.56	149,109.00	21.67	124,603.00	22.27	125,972.00	22.47	125,915
Total	A	47.60	277,681.00	44.33	254,910.00	45.31	256,335.00	48.37	271,035
	B	25.56	149,109.00	21.67	124,603.00	22.27	125,972.00	22.47	125,915

A - Through auction

B - Through free market agreements or bilateral contracts

UHE Retiro Baixo

Buyer	Sales model	1Q13		2Q13		3Q13		4Q13
		R$ Million	MWh	R$ Million	R$ Million	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	-	-	-	-	-	-	-	-
	B	-	-	-	-	-	-	-	-
Others	A	12.5	79,257.18	13.4	77,206.51	12.89	77,736.11	13.8	81,160.17
	B	0.4	2,161.00	0.4	2,184.00	0.4	2,2808.00	0.4	2,207.00
Total	A	12.50	79,257.18	13.4	77,206.51	12.89	77,736.11	13.8	81,160.17
	B	0.4	2,161.00	0.4	2,184.00	0.4	2,208.00	0.4	2,207.00

A - Through auction

B - Through free market agreements or bilateral contracts

UHE Baguari

Buyer	Sales model	1Q13		2Q13		3Q13		4Q13
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletrobras System	A	-	-	-	-	-	-	-	-
	B	-	-	-	-	-	-	-	-
Others	A	13.44	84,589.00	12.97	80,018.00	13.44	80,797.00	14.35	85,110.13
	B	-	-	-	-	-	-	-	-
Total	A	13.44	84,589.00	12.97	80,018.00	13.44	80,797.00	14.35	85,110.13
	B	-	-	-	-	-	-	-	-

A - Through auction

B - Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE)

	Unit	1Q13	2Q13	3Q13	4Q13
Sold	R$ Million	287.86		62.74	68.20
	MWh
	MWaverage
Purchased	R$ Million		69.70
	MWh
	MWaverage
Net	R$ Million	287.86	(69.70)	62.74	68.20
	MWh
	MWaverage

5. Fuel used to produce electricity

Type	Unit	1Q13		2Q13		3Q13		4Q13
		Quantity	R$ million	Quantity	R$ million	Quantity	R$ million	Quantity	R$ million
Special Diesel oil	litre
Fuel oil Type B1	Ton
Common Diesel oil	Litre
Gas	m3	355,027,357.99	95.90	286,405,811.99	116.26	304,212,580.00	97.29	303,151,806.00	95,52
Other *	-
Total		355,027,357.99	95.90	286,405,811.99	116.26	304,212,580.00	97.29	303,151,806.00	95,52

6.Losses in generation - %

1Q13	2Q13	3Q13	4Q13
3	3	3	3

Obs.: * Interconnected System Losses are calculated by  ONS. The value of loss between generation and the center of gravity, as well as between the load and center of gravity, used in the Electricity Market is 3%.

7.Average price– R$/MWh

7.1.Own assets

1Q13	2Q13	3Q13	4Q13
108.75	112.50	114.39	114.41

7.1.1 Own assets – enterprises renewed in accordance with the 12,783 Law – O&M

1Q13	2Q13	3Q13	4Q13
19.89	19.71	20.17	20.14

7.2.SPE

SPE	1Q13	2Q13	3Q13	4Q13
Enerpeixe S.A.	181.70	187.53	187.23	187.23
Retiro Baixo Energética S.A.	158.53	162.10	165.76	167.98
Baguari S.A.	158.83	162.12	166.29	168.58
Foz de Chapecó Energia S.A.	173.34	179.37	183.10	184.35
Serra do Facão Energia S.A.	171.41	173.90	184.81	178.47
Madeira Energia S.A.	129.83	130.48	131.72	131.57

8.Extension of transmission lines - Km

8.1.Own assets

8.1.1.Transmission line

8.1.1.1. Transmission line – enterprises not affected by 12,783 Law

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Ibiúna - Bateias Circuito 1	332,0	500	Mar/03	May/2031
Ibiúna - Bateias Circuito 2	332,0	500	Mar/03	May/2031
Tijuco Preto - Itapeti 3	21,0	345	Jan/13	Apr/2036
Tijuco Preto - Itapeti 4	21,0	345	Jan/13	Apr/2036
Campos - Macaé 3	90,0	345	Jun/10	Mar/2035
Batalha - Paracatu	85,0	138	Sep/13	Aug/2041
Simplício - Rocha Leão 1	119,0	138	Jan/13	Aug/2041
Simplício - Rocha Leão 2	119,0	138	Jan/13	Aug/2041
Total	1.119,0

8.1.1.2. Transmission line – enterprises renewed in accordance with 12,783  - O&M

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Foz do Iguaçu - Ivaiporã 1	322.0	765	Aug/89	Dec/42
Foz do Iguaçu - Ivaiporã 2	323.0	765	Dec/86	Dec/42
Foz do Iguaçu - Ivaiporã 3	331.0	765	Mar/99	Dec/42
Itaberá - Ivaiporã 1	265.0	765	Aug/89	Dec/42
Itaberá - Ivaiporã 2	264.0	765	Oct/82	Dec/42
Itaberá - Ivaiporã 3	272.0	765	May/00	Dec/42
Itaberá - Tijuco Preto 1	305.0	765	Jul/89	Dec/42
Itaberá - Tijuco Preto 2	304.0	765	Oct/82	Dec/42
Itaberá - Tijuco Preto 3	312.0	765	May/01	Dec/42
Subtotal 765 kV	2,698.0
Foz do Iguaçu - Ibiúna Bipolo 1	792.0	600	Mar/85	Dec/42
Foz do Iguaçu - Ibiúna Bipolo 2	820.0	600	Aug/87	Dec/42

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Subtotal 600 kV	1,612.0
Adrianópolis - Baixada Fluminense	19.0	500	Nov/13	Dec/42
Adrianópolis - Cachoeira Paulista 1	171.0	500	Feb/74	Dec/42
Adrianópolis - Grajaú	55.0	500	Dec/77	Dec/42
Adrianópolis - Resende	115.0	500	Dec/79	Dec/42
Adrianópolis - São José	33.0	500	Aug/91	Dec/42
Angra - Cachoeira Paulista	103.0	500	Jun/77	Dec/42
Angra - São José	133.0	500	Dec/98	Dec/42
Angra - Zona Oeste	97.5	500	Mar/11	Dec/42
Araraquara - Campinas	171.0	500	Jul/76	Dec/42
Araraquara - Poços de Caldas	176.0	500	Apr/76	Dec/42
Baixada Fluminense - Cachoeira Paulista	160.5	500	Nov/13	Dec/42
Cachoeira Paulista - Campinas	223.0	500	Sep/77	Dec/42
Cachoeira Paulista - Itajubá	53.0	500	Jul/02	Dec/42
Cachoeira Paulista - Resende	56.0	500	Dec/79	Dec/42
Cachoeira Paulista - Taubaté	83.0	500	Jun/83	Dec/42
Cachoeira Paulista - Tijuco Preto	181.0	500	Nov/88	Dec/42
Campinas - Itatiba 1	26.5	500	Mar/03	Dec/42
Grajaú - Zona Oeste	79.0	500	Mar/11	Dec/42
Gurupi - Miracema	255.0	500	Mar/99	Dec/42
Ibiúna - Itatiba 1	86.5	500	Mar/03	Dec/42
Itumbiara - São Simão	166.0	500	Jan/79	Dec/42
Marimbondo - Água Vermelha	172.0	500	Aug/79	Dec/42
Marimbondo - Araraquara 1	195.0	500	Apr/76	Dec/42
Marimbondo - Araraquara 2	194.0	500	Aug/76	Dec/42
Poços de Caldas - Itajubá	139.0	500	Jul/02	Dec/42
Serra da Mesa - Gurupi	256.0	500	Mar/99	Dec/42
Serra da Mesa - Samambaia 1	249.0	500	Mar/98	Dec/42
Serra da Mesa - Samambaia 2	248.5	500	Jan/99	Dec/42
Tijuco Preto - Taubaté	108.5	500	Mar/84	Dec/42
Subtotal 500 kV	4,005.0
Adrianópolis - Itutinga 1	199.0	345	Mar/68	Dec/42
Adrianópolis - Itutinga 2	199.0	345	Aug/70	Dec/42
Adrianópolis - Jacarepaguá 1	38.0	345	Mar/68	Dec/42
Adrianópolis - Jacarepaguá 2	38.0	345	Aug/70	Dec/42
Adrianópolis - Macaé	177.0	345	Sep/02	Dec/42
Adrianópolis - Venda das Pedras	107.0	345	Nov/10	Dec/42
Bandeirantes - Samambaia 1	157.0	345	Feb/99	Dec/42
Bandeirantes - Samambaia 2	155.0	345	Feb/99	Dec/42
Barro Branco - Ouro Preto	59.0	345	Oct/13	Dec/42
Barro Branco - Padre Fialho	104.5	345	Oct/13	Dec/42
Campinas - Guarulhos	88.0	345	Feb/03	Dec/42
Campinas - Poços de Caldas	126.0	345	Oct/72	Dec/42
Campos - Macaé 1	89.0	345	Nov/01	Dec/42
Campos - Macaé 2	89.0	345	Sep/02	Dec/42
Campos - Viana	199.0	345	Dec/05	Dec/42
Campos - Vitória	224.0	345	Oct/77	Dec/42
Corumbá - Brasília Sul	254.0	345	Mar/97	Dec/42
Corumbá - Itumbiara	79.0	345	Mar/97	Dec/42
Furnas - Estreito	112.0	345	Feb/70	Dec/42
Furnas - Itutinga 1	198.0	345	Mar/68	Dec/42
Furnas - Itutinga 2	199.0	345	Dec/69	Dec/42
Furnas - Mascarenhas de Moraes	104.0	345	May/68	Dec/42
Furnas - Pimenta	66.0	345	Mar/67	Dec/42
Furnas - Poços de Caldas 1	131.0	345	Sep/63	Dec/42
Furnas - Poços de Caldas 2	131.0	345	Apr/65	Dec/42
Guarulhos - Ibiúna 1	75.0	345	Jun/90	Dec/42
Guarulhos - Ibiúna 2	75.0	345	Jul/90	Dec/42
Guarulhos - Nordeste	30.0	345	Mar/64	Dec/42
Guarulhos - Poços de Caldas 1	182.0	345	Sep/63	Dec/42
Guarulhos - Poços de Caldas 2	184.0	345	Nov/66	Dec/42
Ibiúna - Tijuco Preto 1	97.0	345	Nov/83	Dec/42
Ibiúna - Tijuco Preto 2	97.0	345	Jul/84	Dec/42
Itumbiara - Bandeirantes 1	180.0	345	Jul/73	Dec/42
Itumbiara - Bandeirantes 2	180.0	345	Jul/77	Dec/42
Itumbiara - Porto Colômbia	201.0	345	Jun/73	Dec/42
L.C.Barreto - Estreito 1	24.0	345	Mar/69	Dec/42
L.C.Barreto - Estreito 2	24.0	345	Feb/70	Dec/42
L.C.Barreto - Poços de Caldas 1	198.0	345	Nov/69	Dec/42

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Guarulhos - Poços de Caldas 2	184.0	345	Nov/66	Dec/42
Ibiúna - Tijuco Preto 1	97.0	345	Nov/83	Dec/42
Ibiúna - Tijuco Preto 2	97.0	345	Jul/84	Dec/42
Itumbiara - Bandeirantes 1	180.0	345	Jul/73	Dec/42
Itumbiara - Bandeirantes 2	180.0	345	Jul/77	Dec/42
Itumbiara - Porto Colômbia	201.0	345	Jun/73	Dec/42
L.C.Barreto - Estreito 1	24.0	345	Mar/69	Dec/42
L.C.Barreto - Estreito 2	24.0	345	Feb/70	Dec/42
L.C.Barreto - Poços de Caldas 1	198.0	345	Nov/69	Dec/42
L.C.Barreto - Poços de Caldas 2	197.0	345	Sep/70	Dec/42
L.C.Barreto - Volta Grande	112.0	345	Jun/73	Dec/42
Macaé - Venda das Pedras	122.0	345	Nov/10	Dec/42
Marimbondo - Porto Colômbia	77.0	345	Oct/75	Dec/42
Mascarenhas - Estreito	13.0	345	Mar/69	Dec/42
Mogi - Atibaia	64.5	345	Jan/13	Dec/42
Mogi - Nordeste	20.0	345	Mar/64	Dec/42
Pimenta - Barreiro	198.0	345	Mar/67	Dec/42
Poços de Caldas - Atibaia	142.5	345	Jan/13	Dec/42
Porto Colômbia - Volta Grande	45.0	345	Jun/73	Dec/42
Samambaia - Brasília Sul 1	12.5	345	Feb/99	Dec/42
Samambaia - Brasília Sul 2	15.0	345	Feb/99	Dec/42
Viana - Vitória	26.0	345	Dec/05	Dec/42
Vitória - Padre Fialho	220.5	345	Apr/13	Dec/42
Subtotal 345 kV	6,134.5
Barro Alto - Niquelândia	87.0	230	Oct/99	Dec/42
Brasília Geral - Brasília Sul 1	13.0	230	Oct/72	Dec/42
Brasília Geral - Brasília Sul 2	13.0	230	Sep/07	Dec/42
Brasília Sul - Barro Alto	132.0	230	Mar/82	Dec/42
Brasília Sul - Pirineus	107.0	230	Sep/07	Dec/42
Itumbiara - Cachoeira Dourada	44.0	230	Oct/73	Dec/42
Itumbiara - Rio Verde 1	208.0	230	Jan/86	Dec/42
Itumbiara - Rio Verde 2	202.0	230	Apr/92	Dec/42
Manso - Nobres	66.0	230	May/98	Dec/42
Pirineus - Xavantes	40.0	230	Nov/06	Dec/42
Rio Verde - Barra do Peixe 1	240.0	230	Nov/87	Dec/42
Rio Verde - Barra do Peixe 2	240.0	230	Feb/94	Dec/42
Rio Verde - Cachoeira Dourada 1	175.0	230	Dec/86	Dec/42
Rio Verde - Rondonópolis	257.0	230	Nov/82	Dec/42
Serra da Mesa - Niquelândia	105.0	230	Oct/99	Dec/42
Subtotal 230 kV	1,929.0
Adrianópolis - Cepel 1	1.5	138	Apr/81	Dec/42
Adrianópolis - Cepel 2	1.5	138	Apr/81	Dec/42
Adrianópolis - Magé 1	48.0	138	Apr/73	Dec/42
Adrianópolis - Magé 2	48.0	138	Jan/73	Dec/42
Alcântara - Adrianópolis 1	19.5	138	Jul/76	Dec/42
Alcântara - Adrianópolis 2	20.0	138	Dec/98	Dec/42
Alcântara - Adrianópolis 3	20.0	138	Dec/98	Dec/42
Alcântara - Imbariê - Adrianópolis	19.5	138	May/75	Dec/42
Angra - Angra (Ampla)	34.0	138	Apr/71	Dec/42
Angra - Jacuacanga	34.0	138	Oct/77	Dec/42
Angra - Santa Cruz	96.0	138	Oct/77	Dec/42
Cachoeira Paulista - Volta Redonda 1	105.0	138	Nov/86	Dec/42
Cachoeira Paulista - Volta Redonda 2	105.0	138	Jun/87	Dec/42
Campos - Cachoeiro do Itapemirim 1	106.0	138	Feb/73	Dec/42
Campos - Cachoeiro do Itapemirim 2	106.0	138	Feb/73	Dec/42
Campos - Iriri	97.0	138	Aug/73	Dec/42
Campos - Rocha Leão	110.0	138	Feb/73	Dec/42
Couto Magalhães - Parque das Emas	80.5	138	Nov/13	Dec/42
Iriri - Rocha Leão	13.0	138	Aug/73	Dec/42
Jacarepaguá - Ari Franco	10.0	138	Dec/67	Dec/42
Jacarepaguá - Cosmos	24.0	138	Dec/67	Dec/42
Jacarepaguá - Mato Alto	16.0	138	Sep/73	Dec/42
Jacarepaguá - Palmares	28.0	138	Nov/72	Dec/42
Jacarepaguá - ZIN	33.0	138	Nov/72	Dec/42
Jacuacanga - Brisamar	44.0	138	Oct/77	Dec/42
Manso - Nobres	70.0	138	Apr/98	Dec/42
Muriqui - Angra (Ampla)	36.0	138	Apr/71	Dec/42
Muriqui - Brisamar	20.0	138	Apr/71	Dec/42
Palmares - Mato Alto	13.0	138	Sep/73	Dec/42
Parque das Emas - Rio Claro	87.5	138	Nov/13	Dec/42
Rio Verde - Cachoeira Dourada 2	174.0	138	Aug/77	Dec/42
Rio Verde - Rio Claro	87.0	138	Nov/13	Dec/42
Rocha Leão - Magé 1	108.0	138	Jan/73	Dec/42
Rocha Leão - Magé 2	108.0	138	Jan/73	Dec/42
Santa Cruz - Brisamar 1	20.0	138	Oct/77	Dec/42
Santa Cruz - Brisamar 2	13.0	138	Apr/71	Dec/42
Santa Cruz - Jacarepaguá	38.0	138	Oct/72	Dec/42
Santa Cruz - Palmares 1	14.0	138	Nov/72	Dec/42

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Santa Cruz - Palmares 2	14.0	138	Sep/73	Dec/42
Santa Cruz - ZIN	5.0	138	Nov/72	Dec/42
Santa Cruz - ZIN - Ari Franco	31.0	138	Dec/67	Dec/42
Santa Cruz - ZIN - Cosmos	17.0	138	Dec/67	Dec/42
São José - Imbariê 1	18.0	138	Dec/98	Dec/42
São José - Imbariê 2	18.0	138	Dec/98	Dec/42
São José - Magé 1	46.0	138	Jun/01	Dec/42
São José - Magé 2	46.0	138	Jun/01	Dec/42
UTE Campos - Campos 1	1.0	138	Jul/77	Dec/42
UTE Campos - Campos 2	1.0	138	Jul/87	Dec/42
Subtotal 138 kV	2,205.0
Eletrodo de Terra - Foz do Iguaçu 1	16.0	25	Apr/85	Dec/42
Eletrodo de Terra - Foz do Iguaçu 2	15.0	25	Aug/87	Dec/42
Eletrodo de Terra - Ibiúna 1	67.0	25	Apr/85	Dec/42
Eletrodo de Terra - Ibiúna 2	67.0	25	Aug/87	Dec/42
Subtotal 25 kV	165.0
Total	18,748.5

8.1.2.Substation

8.1.2.1. Substation  – enterprises not affected by 12,783 Law

Substation	Transformation capacity (MVA)	Location	Beginning of Operation	End of concession

Zona Oeste	900,00	Rio de Janeiro/Rio de Janeiro	14.03.2011	10.05.2042

8.1.2.2. Substation  – enterprises renewed in accordance with 12,783  - O&M

Substation	Transformation capacity (MVA)	Location	Beginning of Operation	End of concession

Adrianópolis	2,580.00	Nova Iguaçu/Rio de Janeiro	11.12.1970	12.30.2042
Angra	967.07	Angra dos Reis/Rio de Janeiro	04.14.1971	12.30.2042
Araraquara	-	Araraquara/São Paulo	04.16.1976	12.30.2042
Bandeirantes	1,383.33	Aparecida de Goiânia/Goiás	10.28.1972	12.30.2042
Barro Alto	182.66	Barro Alto/Goiás	03.07.1982	12.30.2042
Brasília Geral	270.00	Brasília/Brasília	02.01.1960	12.30.2042
Brasília Sul	1,544.20	Taguatinga/Brasília	03.18.1973	12.30.2042
Cachoeira Paulista	583.30	Cachoeira Paulista/São Paulo	10.08.1976	12.30.2042
Campinas	2,156.70	Campinas/São Paulo	09.30.1972	12.30.2042
Campos	1,283.33	Campos dos Goytacazes/Rio de Janeiro	02.10.1973	12.30.2042
Foz do Iguaçu	15.975	Foz do Iguaçu/Paraná	12.07.1982	12.30.2042
Grajaú	2,800.00	Rio de Janeiro/Rio de Janeiro	12.18.1979	12.30.2042
Guarulhos	-	São Paulo/São Paulo	09.04.1963	12.30.2042
Gurupi	-	Gurupi/Tocantins	03.02.1999	12.30.2042
Ibiúna	11,600.40	Ibiúna/São Paulo	04.13.1984	12.30.2042
Imbariê	-	Duque de Caxias/Rio de Janeiro	10.01.1968	12.30.2042
Iriri	-	Macaé/Rio de Janeiro	10.04.2009	12.30.2042
Itabera	-	Itaberá/São Paulo	09.16.1982	12.30.2042
Itutinga	-	Itutinga/Minas Gerais	04.17.1967	12.30.2042
Ivaiporã	11,006.00	Manoel Ribas/Paraná	10.13.1982	12.30.2042
Jacarepaguá	1,350.00	Rio de Janeiro/Rio de Janeiro	12.01.1967	12.30.2042
Macaé	-	Macaé/Rio de Janeiro	11.18.2001	12.30.2042
Mogi das Cruzes	-	Mogi das Cruzes/São Paulo	03.01.1964	12.30.2042
Niquelândia	-	Niquelândia/Goiás	10.12.1999	12.30.2042
Pirineus	-	Anápolis/Goiás	11.26.2006	12.30.2042
Poços de Caldas	1,846.66	Poços de Caldas/Minas Gerais	09.03.1963	12.30.2042
Resende	-	Resende/Rio de Janeiro	04.06.2009	12.30.2042
Rio Verde	-	Rio Verde/Goiás	12.17.1975	12.30.2042
Rocha Leão	-	Rio das Ostras/Rio de Janeiro	12.29.1972	12.30.2042
Samambaia	-	Brasília/Distrito Federal	09.03.1998	12.30.2042
São José	2,400.00	Belfort Roxo/Rio de Janeiro	08.11.1991	12.30.2042
Simplício	-	Sapucaia/Rio de Janeiro	08.15.2006	12.30.2042
Usina de São Gonçalo	42.50	São Gonçalo/Rio de Janeiro	07.16.1977	12.30.2042
Tijuco Preto	17,014.70	Mogi das Cruzes/São Paulo	09.12.1982	12.30.2042
Viana	750.00	Viana/Espirito Santo	12.19.2005	12.30.2042
Vitória	969.20	Serra/Espirito Santo	11.5.1978	12.30.2042
SE da Usina Campos	-	Campos dos Goytacazes/Rio de Janeiro	12.22.1968	12.30.2042
SE da Usina Corumbá	556.00	Caldas Novas/Goiás	03.02.1997	12.30.2042
SE da Usina Funil	300.00	Itatiaia/Rio de Janeiro	12.17.1969	12.30.2042
SE da Usina Furnas	1,399.17	São José da Barra/Minas Gerais	09.30.1963	12.30.2042
SE da Usina Itumbiara	5,074.99	Araporã/Minas Gerais	03.16.1973	30.12.2042
SE da Usina Luiz C. Barreto	1,333.32	Pedregulho/São Paulo	03.16.1969	12.30.2042
SE da Usina Mascarenhas de Moraes	1,287.66	Ibiraci/Minas Gerais	12.21.1956	12.30.2042
SE da Usina Marimbondo	2,393.32	Fronteira/Minas Gerais	08.06.1975	12.30.2042
SE da Usina Manso	312.50	Chapada dos Guimarães/Mato Grosso	11.28.2000	12.30.2042
SE da Usina Porto Colômbia	425.00	Planura/Minas Gerais	07.03.1973	12.30.2042
SE da Usina Santa Cruz	1,544.00	Rio de Janeiro/Rio de Janeiro	06.27.1967	12.30.2042
SE da Usina Serra da Mesa	1,576.20	Minaçu/Goiás	03.03.1998	12.30.2042

8.2.SPE

8.2.1. Transmission lines

SPE	Object (From - To)	Participation (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Transirapé	Irapé – Araçuaí	24.5	65.0	230	05/2007	Dec/2034
Transudeste	Itutinga – Juiz de Fora	25.0	140.0	345	02/2007	Oct/2034
Transleste	Montes Claros – Irapé	24.5	138.0	345	12/2006	Feb/2034
Enerpeixe S.A.	Peixe Angical – Peixe 2	40.0	17.0	500	04/2006	Nov/2036
Centroeste de Minas	Furnas – Pimenta II	49.0	62.7	345	03/2010	Mar/2035
Chapecoense Geração S.A.	SE Foz do Chapecó – Gurita	40.0	72.6	230	03/2011	Nov/2036
Chapecoense Geração S.A.	SE Foz do Chapecó – SE Xanxerê	40.0	77.6	230	03/2011	Nov/2036
Chapecoense Geração S.A.	UHE Foz do Chapecó – SE de Foz do Chapecó	40.0	1.0	230	03/2011	Nov/2036
Retiro Baixo Energética S.A.	UHE Retiro Baixo – SE Curvelo	49.0	45.0	138	10/2010	Aug/2041
Serra do Facão Energia S.A.	UHE Serra do Facão – SE Celg de Catalão	49.5	32.0	138	10/2010	Nov/2036
Baguari Energia S.A.	UHE Baguari - SE Baguari	15.0	0.800	230	02/2010	Aug/2041
Baguari Energia S.A.	SE Baguari - Mesquita – Governador Valadares	15.0	2.5	230	04/2010	Aug/2041
Baguari Energia S.A.	SE Baguari - Mesquita	15.0	69.0	230	04/2010	Aug/2041
Baguari Energia S.A.	SE Baguari - Gov. Valadares	15.0	26.0	230	04/2010	Aug/2041
Transenergia Renovável S.A.	Barra dos Coqueiros - Quirinópolis	49.0	52.3	230	05/2011	Apr/2039
Transenergia Renovável S.A.	Quirinópolis - UTE Quirinópolis	49.0	34.4	138	05/2011	Jun/2025
Transenergia Renovável S.A.	Quirinópolis - UTE Boavista	49.0	16.7	138	05/2011	Jun/2025
Transenergia Renovável S.A.	Chapadão - Jataí	49.0	131.5	230	12/2012	Jun/2025
Transenergia Renovável S.A.	Jataí - Mineiros	49.0	61.4	138	12/2012	Jun/2025
Transenergia Renovável S.A.	Jataí - UTE Jataí	49.0	51.2	138	12/2012	Jun/2025
Transenergia Renovável S.A.	Jataí - UTE Água Emendada	49.0	32.6	138	12/2012	Jun/2025
Transenergia Renovável S.A.	Mineiros - Morro Vermelho	49.0	45.2	138	12/2012	Jun/2025
Transenergia Renovável S.A.	Morro Vermelho - UTE Morro Vermelho	49.0	31.0	138	12/2012	Jun/2025
Transenergia Renovável S.A.	Morro Vermelho - UTE Alto Taquari	49.0	30.2	138	12/2012	Jun/2025
Transenergia Renovável S.A.	Palmeiras - Edéia	49.0	57.0	230	05/2013	Jun/2025
Transenergia Renovável S.A.	Edéia - UTE Tropical Bionenergia I	49.0	48.7	138	05/2013	Jun/2025
Interligação Elétrica do Madeira S.A.	Coletora Porto Velho - Araraquara II (Lote D)	24.5	2.375	600	08/2013	Feb/2039
Goiás Transmissão S.A.	Rio Verde Norte – Trindade	49.0	193	500	11/2013	Feb/2040
Goiás Transmissão S.A.	Trindade – Xavantes	49.0	37	230	11/2013	Feb/2040
Goiás Transmissão S.A.	Trindade – Carajás	49.0	29	230	11/2013	Feb/2040

8.2.2 Substations

Name	Substation	Transformation Capacity (MVA)	Share	Start Operation	End Operation
Caldas Novas Transmissão S.A.	Corumbá	150	49.9%	08/2013	06/2041
Transenergia São Paulo S.A	Itatiba	800.00	49%	08/2012	11/2039
Transenergia Renovável S.A	Edéia	150.00	49%	02/2012	06/2025
Transenergia Renovável S.A	Jataí	225.00	49%	12/2012	06/2025
Transenergia Renovável S.A	Mineiros	-	49%	12/2012	06/2025
Transenergia Renovável S.A	Morro Vermelho	-	49%	12/2012	06/2025
Transenergia Renovável S.A	Quirinópolis	225.00	49%	04/2011	06/2025
Baguari Energia S.A.	SE da Usina de Baguari	155.60	15%	08/2006	08/2041
Chapecoense Geração S.A	SE da Usina de Foz do Chapecó	978.00	40%	11/2001	11/2036
Enerpeixe S.A.	SE da Usina de Peixe Angical	525.00	40%	11/2001	11/2036
Retiro Baixo Energética S.A.	SE da Usina de Retiro Baixo	100.00	49%	08/2006	08/2041
Madeira Energia S.A.	SE da Usina de Santo Antônio	3.630.00	39%	08/2007	06/2043
Serra do Facão Energia S.A.	SE da Usina de Serra do Facão	236.40	49.47%	11/2001	11/2036
Goiás Transmissão S.A.	Trindade	400,00	49%	11/2013	07/2040

9. Transmission losses - %

1Q13	2Q13	3Q13	4Q13
3	3	3	3

Note: Interconnected System losses are calculated by ONS. The amount of loss between the generation and the center of gravity, as well as between the load and center of gravity, used in the Electricity Market is 3%.

10. Main investments of parent company– R$ Million

Project	1Q13	2Q13	3Q13	4Q13	First revision 2013
Generation	85.5	69.3	64.9	147.1	395.1
Installation of Combined Cycle TPU Santa Cruz (RJ)/Capacity expansion of Sta. Cruz Thermal Unit (RJ)	0.3	0.3	0.4	0.1	2.1
Installation of HPU Batalha (Paulista) (MG/GO)	16.4	19.7	19.0	68.5	132.6
Installation of HPU Simplício and SHU Anta (RJ)	35.4	32.3	17.0	31.3	126.1
Modernization of HPU Furnas (MG)	9.7	11.7	23.9	15.4	64.6
Modernization of HPU Luiz Carlos Barreto (MG)	0.5	0.4	0.1	2.8	3.9
Maintenance of the generation system	23.1	4.9	4.5	29.0	65.5
Extension of generation system	0.0	0.0	0.0	0.0	0.1
Deployment of wind farms	0.0	0.0	0.0	0.0	0.1
Implementation of UTE biomass	0.0	0.0	0.0	0.0	0.1
Extension of generation capacity	0.0	0.0	0.0	0.0	0.1
Transmission	52.8	80.0	110.8	245.1	630.1
Transmission System Bom Despacho – Ouro Preto	3.3	7.7	17.9	20.1	50.5
Installation of Transmission Line Macaé (RJ) - Campos (RJ)	0.0	0.0	0.5	0.2	0.7
Installation of Transmission Line Tijuco Preto-Itapeti-Nordeste	3.0	3.8	3.2	11.0	24.8
Installation of Transmission System Mascarenhas - Linhares	0.5	1.8	1.3	17.8	40.7
Reinforcement of Transmission System	14.9	14.6	27.6	43.4	111.7
Transmission System maintenance	30.7	52.5	54.8	123.0	350.0
Extension of transmission in the Mid-Western Region / Extension of transmission system	0.4	0.1	5.5	29.6	51.7
Others	7.1	8.0	17.0	56.7	116.9
Maintenance of real estate	1.7	1.1	2.7	6.1	20.6
Maintenance of real estate, vehicles, turbines and equipment	1.4	1.3	2.7	21.6	30.5
Maintenance of info technology assets	0.9	2.7	7.2	20.9	45.7
Environmental preservation and conservation of generation and transmission	3.1	2.9	4.3	8.1	20.1
Total	145.3	157.7	192.7	448.9	1,142.2

11.New investments

11.1.Generation

11.1.1.Own assets

Unit Own assets	Location (State)	Total of Investment R$ million**	Investment up to 3Q13 R$ million**	Installed capacity MW	Guaranteed Energy	Beginning of Operation	Beginning of Construction	End of concession
Imunitação HEU Batalha *	MG/GO	978.17 Basis: Aug/08	1,103	52,5	48,8	Estimated for Turbine 1 and 2 – 01.2014	Jun/08	Aug/41
Imunitação HEU Simplício / SCH Anta ***	RJ/MG	2,289.51 Basis: Dec/08	2,461	333,7	191,3	Simplício SHU: start of commercial operation on 06.2013 Anta SHU: Machines Prediction: 1 and 2 –07.2014	Mar/07	Aug/41

* Considers HEU Batalha and associated transmission: SE HEU Batalha, TL Batalha – Paracatu 1 (Cemig) and SE Paracatu 1 (Cemig).

** Total value of the investment on the basis of the business plan of the enterprise. Value of the investment made in cash.

*** Considers HUE Simplício, SHU Anta and associated transmission: SE HEU Simplício – C, SE SHU Anta – C, SE Rocha Leão (Ampla) – C, TL Anta – Simplício and TL Simplício – Rocha Leão (Ampla).

11.1.2.SPE

SPE	Unit	Participation (%)	Location (State)	Total Investiment (R$ million)	Actual Investment (R$ million)	Instaled Capacity (MW)	Assured energy	Beginning of Operation	Beginning of Construction	End of concession
Cia. Hidrelétrica Teles Pires	UHE Teles Pires	24.5	MT	4,257.8	3,137.7	1.820.00	915.4	Sep/14	Aug/2011	Dec/2046
Madeira Energia S.A.	UHE Santo Antônio	39.0	RO	17,203.00	15,826.7	3.568	2,342.03	Mar/2012	Sep/2008	2043
Consórcio Terra Nova S.A.*	UHE São Manoel	33.333	PA	2.789 (Base: Aneel)	-	700	421.7	May/2018	-	Aug/2059**
Brasventos Eolo Geradora de Energia S.A.	EOL Rei dos Ventos 1	24.5	RN	226.3	215.8	58.45	21.86	Feb/2014	Apr/12	Dec/2045
Rei dos Ventos 3 Geradora de Energia S.A.	EOL Rei dos Ventos 3	24.5	RN	226.3	202.6	60.12	21.07	Feb/2014	Jun/11	Dec /2045
Brasventos Miassaba 3 Geradora de Energia S.A.	EOL Miassaba 3	24.5	RN	263.6	228.2	68.47	22.84	Feb/2014	Jun/11	Dec /2045
Central Geradora Eólica Famosa I S.A.	Famosa I	49.0	RN	80.0	3.81	24.0	11.1	Dec/2014	Apr/2014	May/2047
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil	49.0	CE	52.0	2.54	16.0	7.7	Dec/2014	Apr/2014	Mar/2047

SPE	Unit	Participation (%)	Location (State)	Total Investiment (R$ million)	Actual Investment (R$ million)	Instaled Capacity (MW)	Assured energy	Beginning of Operation	Beginning of Construction	End of concession
Central Geradora Eólica Rosada S.A.	Rosada	49.0	RN	105.0	4.76	30.0	13.4	Dec/2014	Apr/2014	Sep/2048
Central Geradora Eólica São Paulo S.A.	São Paulo	49.0	CE	75.0	2.86	18.0	8.1	Dec/2014	Apr/2014	Mar/2047
Energia dos Ventos I	Goiabeira	49.0	CE	62.0	0.33	21.0	9.9	Jan/2016	Jan/2014	Jun /2047
Energia dos Ventos II	Ubatuba	49.0	CE	41.0	0.25	12.6	5.8	Jan/2016	Jan/2014	Jun /2047
Energia dos Ventos III	Santa Catarina	49.0	CE	66.0	0.31	18.9	8.5	Jan/2016	Jan/2014	Jun /2047
Energia dos Ventos IV	Pitombeira	49.0	CE	100.0	0.40	27.3	13.9	Jan/2016	Jan/2014	Jun /2047
Energia dos Ventos V	São Januário	49.0	CE	75.0	0.31	22.0	9.0	Jan/2016	Jan/2014	Jun /2047
Energia dos Ventos VI	Nossa Senhora de Fátima	49.0	CE	100.0	0.36	30.0	12.8	Jan/2016	Jan/2014	Aug/2047
Energia dos Ventos VII	Jandaia	49.0	CE	100.0	0.39	30.0	14.1	Jan/2016	Jan/2014	Aug/2047
Energia dos Ventos VIII	São Clemente	49.0	CE	75.0	0.29	22.0	9.3	Jan/2016	Jan/2014	Jul /2047
Energia dos Ventos IX	Jandaia I	49.0	CE	75.0	0.32	22.0	9.9	Jan/2016	Jan/2014	Jul /2047
Energia dos Ventos X	Horizonte	49.0	CE	58.0	0.28	16.8	7.3	Jan/2016	Jan/2014	Jul /2047
Central Eólica Bom Jesus	Bom Jesus	49.0	CE	112	-	18.0	8.1	Sep/15	Apr/2014	Apr/2049**
Central Eólica Cachoeira	Cachoeira	49.0	CE	90	-	12.0	5.0	Sep/15	Apr/2014	Apr/2049**
Central Eólica Pitimbu	Pitimbu	49.0	CE	112	-	18.0	7.2	Sep/15	Apr/2014	Apr/2049**
Central Eólica São Caetano	São Caetano	49.0	CE	141	-	26.0	11.0	Sep/15	Apr/2014	Apr/2049**
Central Eólica São Caetano I	São Caetano I	49.0	CE	112	-	18.0	7.7	Sep/15	Apr/2014	Apr/2049**
Central Eólica São Galvão	São Galvão	49.0	CE	133	-	24.0	9.5	Sep/15	Apr/2014	Apr/2049**
Central Eólica Carnaúba I	Carnaúba I	49.0	RN	121	-	22.0	9.4	Sep/15	Apr/2014	Apr/2049**
Central Eólica Carnaúba II	Carnaúba II	49.0	RN	106	-	18.0	7.3	Sep/15	Apr/2014	Apr/2049**
Central Eólica Carnaúba III	Carnaúba III	49.0	RN	83	-	16.0	7.5	Sep/15	Apr/2014	Apr/2049**
Central Eólica Carnaúba V	Carnaúba V	49.0	RN	83	-	24.0	10.1	Sep/15	Apr/2014	Apr/2049**
Central Eólica Cervantes I	Cervantes I	49.0	RN	99	-	16.0	7.1	Sep/15	Apr/2014	Apr/2049**
Central Eólica Cervantes II	Cervantes II	49.0	RN	84	-	12.0	5.6	Sep/15	Apr/2014	Apr/2049**
Central Eólica Punaú I	Punaú I	49.0	RN	128	-	24.0	11.0	Sep/15	Apr/2014	Apr/2049**

SPE	Unit	Participation (%)	Location (State)	Total Investiment (R$ million)	Actual Investment (R$ million)	Instaled Capacity (MW)	Assured energy	Beginning of Operation	Beginning of Construction	End of concession
Central Geradora Eólica Rosada S.A.	Rosada	49.0	RN	105.0	4.76	30.0	13.4	Dec/2014	Apr/2014	Sep/2048
Central Geradora Eólica São Paulo S.A.	São Paulo	49.0	CE	75.0	2.86	18.0	8.1	Dec/2014	Apr/2014	Mar/2047
Energia dos Ventos I	Goiabeira	49.0	CE	62.0	0.33	21.0	9.9	Jan/2016	Jan/2014	Jun /2047
Energia dos Ventos II	Ubatuba	49.0	CE	41.0	0.25	12.6	5.8	Jan/2016	Jan/2014	Jun /2047
Energia dos Ventos III	Santa Catarina	49.0	CE	66.0	0.31	18.9	8.5	Jan/2016	Jan/2014	Jun /2047
Energia dos Ventos IV	Pitombeira	49.0	CE	100.0	0.40	27.3	13.9	Jan/2016	Jan/2014	Jun /2047
Energia dos Ventos V	São Januário	49.0	CE	75.0	0.31	22.0	9.0	Jan/2016	Jan/2014	Jun /2047
Energia dos Ventos VI	Nossa Senhora de Fátima	49.0	CE	100.0	0.36	30.0	12.8	Jan/2016	Jan/2014	Aug/2047
Energia dos Ventos VII	Jandaia	49.0	CE	100.0	0.39	30.0	14.1	Jan/2016	Jan/2014	Aug/2047
Energia dos Ventos VIII	São Clemente	49.0	CE	75.0	0.29	22.0	9.3	Jan/2016	Jan/2014	Jul /2047
Energia dos Ventos IX	Jandaia I	49.0	CE	75.0	0.32	22.0	9.9	Jan/2016	Jan/2014	Jul /2047
Energia dos Ventos X	Horizonte	49.0	CE	58.0	0.28	16.8	7.3	Jan/2016	Jan/2014	Jul /2047
Central Eólica Bom Jesus	Bom Jesus	49.0	CE	112	-	18.0	8.1	Sep/15	Apr/2014	Apr/2049**
Central Eólica Cachoeira	Cachoeira	49.0	CE	90	-	12.0	5.0	Sep/15	Apr/2014	Apr/2049**
Central Eólica Pitimbu	Pitimbu	49.0	CE	112	-	18.0	7.2	Sep/15	Apr/2014	Apr/2049**
Central Eólica São Caetano	São Caetano	49.0	CE	141	-	26.0	11.0	Sep/15	Apr/2014	Apr/2049**
Central Eólica São Caetano I	São Caetano I	49.0	CE	112	-	18.0	7.7	Sep/15	Apr/2014	Apr/2049**
Central Eólica São Galvão	São Galvão	49.0	CE	133	-	24.0	9.5	Sep/15	Apr/2014	Apr/2049**
Central Eólica Carnaúba I	Carnaúba I	49.0	RN	121	-	22.0	9.4	Sep/15	Apr/2014	Apr/2049**
Central Eólica Carnaúba II	Carnaúba II	49.0	RN	106	-	18.0	7.3	Sep/15	Apr/2014	Apr/2049**
Central Eólica Carnaúba III	Carnaúba III	49.0	RN	83	-	16.0	7.5	Sep/15	Apr/2014	Apr/2049**
Central Eólica Carnaúba V	Carnaúba V	49.0	RN	83	-	24.0	10.1	Sep/15	Apr/2014	Apr/2049**
Central Eólica Cervantes I	Cervantes I	49.0	RN	99	-	16.0	7.1	Sep/15	Apr/2014	Apr/2049**
Central Eólica Cervantes II	Cervantes II	49.0	RN	84	-	12.0	5.6	Sep/15	Apr/2014	Apr/2049**
Central Eólica Punaú I	Punaú I	49.0	RN	128	-	24.0	11.0	Sep/15	Apr/2014	Apr/2049**
Central Eólica Arara Azul	Arara Azul	90.0	RN	95	-	28.0	10.7	May/18	Nov/2016	Aug/2049**
Central Eólica Bentevi	Bentevi	90.0	RN	54	-	14.0	5.7	May/18	Nov/2016	Aug/2049**
Central Eólica Ouro Verde I	Ouro Verde I	90.0	RN	95	-	26.0	10.7	May/18	Nov/2016	Aug/2049**
Central Eólica Ouro Verde II	Ouro Verde II	90.0	RN	104	-	28.0	11.2	May/18	Nov/2016	Aug/2049**
Central Eólica Ouro Verde III	Ouro Verde III	90.0	RN	87	-	24.0	9.4	May/18	Nov/2016	Aug/2049**
Central Eólica Santa Rosa	Santa Rosa	90.0	CE	77	-	20.0	8.4	May/18	Aug/2016	Aug/2049**
Central Eólica Uirapuru	Uirapuru	90.0	CE	104	-	28.0	12.6	May/18	Aug/2016	Aug/2049**
Central Eólica Ventos de Angelim	Ventos de Angelim	90.0	CE	89	-	22.0	10.3	May/18	Aug/2016	Aug/2049**
Central Eólica Serra do Mel I	Serra do Mel I	90.0	RN	110	-	28.0	13.0	May/18	May/2017	Aug/2049**
Central Eólica Serra do Mel II	Serra do Mel II	90.0	RN	110	-	28.0	12.8	May/18	May/2017	Aug/2049**
Central Eólica Serra do Mel III	Serra do Mel III	90.0	RN	110	-	28.0	12.5	May/18	May/2017	Aug/2049**
Central Eólica Itaguaçu da Bahia	Itaguaçu da Bahia	49.0	BA	96	-	30.0	14.0	May/18	Mar/2017	Aug/2049**
Central Eólica Ventos de Santa Luiza	Ventos de Santa Luiza	49.0	BA	96	-	30.0	14.2	May/18	Mar/2017	Aug/2049**
Central Eólica Ventos de Santa Madalena	Ventos de Santa Madalena	49.0	BA	96	-	30.0	14.7	May/18	Mar/2017	Aug/2049**
Central Eólica Ventos de Santa Marcella	Ventos de Santa Marcella	49.0	BA	96	-	30.0	13.6	May/18	Mar/2017	Aug/2049**
Central Eólica Ventos de Santa Vera	Ventos de Santa Vera	49.0	BA	96	-	30.0	15.2	May/18	Mar/2017	Aug/2049**
Central Eólica Ventos de Santo Antônio	Ventos de Santo Antônio	49.0	BA	96	-	30.0	16.1	May/18	Mar/2017	Aug/2049**
Central Eólica Ventos de São Bento	Ventos de São Bento	49.0	BA	96	-	30.0	14.4	May/18	Mar/2017	Aug/2049**
Central Eólica Ventos de São Cirilo	Ventos de São Cirilo	49.0	BA?	96	-	30.0	14.7	May/18	Mar/2017	Aug/2049**

SPE	Unit	Participation (%)	Location (State)	Total Investiment (R$ million)	Actual Investment (R$ million)	Instaled Capacity (MW)	Assured energy	Beginning of Operation	Beginning of Construction	End of concession
Central Eólica Ventos de São João	Ventos de São Bento	49.0	BA	96	-	30.0	14.4	May/18	Mar/2017	Aug/2049**
Central Eólica Ventos de São Rafael	Ventos de São Rafael	49.0	BA	96	-	30.0	13.8	May/18	Mar/2017	Aug/2049**

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

Own lines From – to	Total of Investment R$ million	Investment up to 3Q13 R$ million	Extension of lines (km)	Tension (kV)	Beginning of Operation	End of concession
TL Itapeti – Nordeste	166.00 Basis: Oct/05	214	50	345	Itapeti – Nordeste 06/14	Apr/36
TL Bom Despacho 3 – Ouro Preto 2 *	120.1 Basis: Dec/08	127	180	500	Estimated 02/14	Jan/39
TL Mascarenhas – Linhares and SE Linhares **	67.20 Basis: Nov/09	26	99	230	Estimated 12/14	Jul/40
TL Xavantes – Pirineus	27.10 Basis: Sep/11	13	50	230	Estimated 107/14	Dec/41

*Considers, in addition to the TL 500 kV Bom Despacho 3-Ouro Preto, the SE Bom Despacho 3 (Cemig) – C and Ouro Preto 2 (Cemig)-3A.

**Includes, in addition to the TL 230 kV Mascarenhas-Linhares, the SE Mascarenhas (Escelsa) and Linhares (Escelsa).

11.2.1.2.Substations

SE	Total of Investment R$ million*	Investment up to 3Q13 R$ million**	Transformation capacity	Location (State)	Beginning of Operation	End of concession
SE Zona Oeste 500 / 138 kV (Auction 002/12, Part E)	43.38 Basis: Mar/12	30	Installation of 500/138 kV – (3+1R) x 300 MVA transformer plus respective connections to transformers	RJ	May/14	May/42

*   Total value of the investment on the basis of the business plan of the enterprise.

** Value of the investment made in cash.

11.2.2.SPEs

11.2.2.1.Transmission lines

SPE	Object (From - To)	Participation %	Total of Investment R$ million*	Investment up to 4Q13 R$ million**	Extension of lines - KM	Tension	Beginning of Operation	End of concession
Transenergia Goiás S.A.	Serra da Mesa - Niquelândia	49	81.71	6.1	100	230	12/2015 08/2015	11/2039
	Niquelândia - Barro Alto				88	230
MGE Transmissão S.A.	Mesquita - Viana 2	49	279.65	335.4	248	500	02/2014	07/2040
	Viana 2 - Viana				10	345
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	49	266.040	16.2	296,5	500	12/2015	08/2043
Paranaíba Transmissora de Energia S.A.	Barreiras II - Rio das Éguas	24.5	906.624	58.0	244	500	05/2016	05/2043
	Rio das Éguas - Luziânia				373
	Luziânia - Pirapora II				350
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	49.9	29.00	-	69	230	09/2016	02/2044
Mata de Santa Genebra Transmissora S.A.	Itatiba - Bateias	49.9	1,566.00	-	399	500	09/2017	02/2044
	Araraquara II - Itatiba				207
	Araraquara II - Fernão Dias				241
Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia - Brasília Leste	39.0	269.646	-	67	500	07/2016	10/2043
	Samambaia - Brasília Sul				14	345
	Brasília Sul - Brasília Geral				13,5	230
* Total value of the investment on the basis of the business plan of the enterprise. ** Value of the investment made in cash.

11.2.2.2.Substations

Name	SE	Participation %	Total of Investment R$ million*	Transformation capacity (MVA)	Location (State)	Beginning of Operation	End of concession
Interligação Elétrica Madeira S.A. (IE Madeira)	SE Coletora Porto Velho (500/±600 kV) e SE Araraquara II ±600/500kV (Lote F)	24.5	3.500,9		Rondônia (RO) / São Paulo (SP)	04/2014	02/2039
Luziânia Niquelândia Transmissora S.A.	SE Luziânia e SE Niquelândia	49.0	39,226,00	255	Luziânia (GO) / Niquelândia (GO)	08/2015	05/2042
Mata de Santa Genebra Transmissora S.A.	SE Santa Bárbara D’Oeste 440 kV, Compensador Estático (-300,+300) Mvar SE Itatiba 500 kV, Compensador Estático (-300,+300) Mvar SE 500/440 kV Fernão Dias (9+1R)	49.9	1,566.00		SP	02/2018	02/2044
Vale do São Bartolomeu Transmissora de Energia S.A.	SE Brasília Leste	39.0	269.646	180	DF	07/2016	10/2043

12. Loans and financing – R$ Million

Local currency - LC

Creditor	Balance 03.31.13	Balance 06.30.13	Balance 09.30.13	Balance 12.31.13	Due Date	Index
Eletrobras	40	38	36	34	30.03.2018	9.5% p.y.
Eletrobras	78	75	70	67	12.30.2018	7% p.y.
Eletrobras	11	10	9	8	12.30.2015	7% p.y.
Eletrobras	261	261	255	255	03.30.2023	IPCA + 7% p.y.
Eletrobras	1	1	1	1	10.30.2014	6.5% p.y.
Eletrobras	350	350	347	352	06.30.2030	IPCA + 7% p.y.
Eletrobras	213	213	211	214	12.30.2030	IPCA + 7% p.y.
Eletrobras	670	670	663	671	11.30.2029	IPCA + 7% p.y.
Eletrobras	4	4	3	3	10.30.2016	6.5% p.y.
Eletrobras	624	616	599	598	30.06.2030	IPCA + 7% p.y.
Eletrobras	634	628	612	611	30.06.2021	IPCA + 7% p.y.
Eletrobras	274	271	265	265	12.30.2022	IPCA + 7% p.y.
Eletrobras	-	-	-	1	03.30.2020	6.5% p.y.
Eletrobras - Eletronet	142	144	144	144	08.30.2020	Selic
BNDES	885	868	851	835	07.15.2026	TJLP + 1.91% p.y.
BNDES	164	160	202	198	12.15.2025	TJLP + 3.00% p.y.
BNDES	50	49	48	47	07.15.2026 05.15.2018	TJLP + 2.18 p.y.
Finep SUB A	-	-	-	68	11.15.2023	3.5% p.y.
Finep SUB B	-	-	-	95	11.15.2023	TJLP + 1.5 p.y..
Caixa Econômica Federal	10	10	10	10	01.17.2022	8.70% p.y.
Caixa Econômica Federal	215	220	216	222	07.27.2020	111% CDI
Caixa Econômica Federal	420	429	406	416	08.03.2020	111% CDI
Caixa Econômica Federal	89	88	90	88	10.15.2020	111% CDI
Caixa Econômica Federal	118	116	118	116	10.26.2020	111% CDI
Caixa Econômica Federal	-	500	1.020	1.012	05.16.2023	113,7% CDI
Banco do Brasil S.A.	210	214	211	217	02.07.2018	110% CDI
Banco do Brasil S.A.	766	755	772	756	10.31.2018	107.3% CDI
Basa	202	206	203	208	07.31.2017	102.89% CDI
	6,431	6,896	7,362	7,512

Foreign currency - FC

Creditor	Balance 03.31.13	Balance 06.30.13	Balance 09.30.13	Balance 12.3.13	Due Date	Currency
Eletrobras	41	40	41	38	04.2018	US$
Eletrobras	182	170	175	153	10.2018	Yen
BID	130	178	180	243	12.2031	US$
	353	388	396	434

13.Contracts

13.1.Loans and financing

13.1.1.Parent company – R$ million

Loans and financing	2013	2014	2015	2016	2017	After 2017	Total (LC + FC)
By activity
Generation	67	281	300	336	1,121	5,315	7,420
Transmission	2	81	83	80	82	198	526
By creditor
Eletrobras	2	275	288	310	341	2,200	3,416
Others	67	87	95	106	862	3,313	4,530
Total	69	362	383	416	1,203	5,513	7,946

13.1.2.SPE

Loans and financing	2013	2014	2015	2016	2017	After 2017	Total (LC + FC)
By activity
Generation	4.813.45	5.138.66	5.004.58	4.836.46	0	0	19.793.15
Transmission	858.29	836.20	798.01	751.94	0	0	3.244.44
By creditor
BNDES (DIRETO+REPASSE)	4.847.04	4.820.10	4.653.21	4.460.05	0	0	18.780.40
FNO	235.51	244.05	243.84	234.47	0	0	957.87
BB FCO	49.39	49.38	49.38	49.38	0	0	197.53
FI FGTS	0.18	-	-	-	0	0	0.18
REPASSADORES	9.89	222.74	204.56	187.15	0	0	624.34
SINCRONO	3.61	3.44	3.07	2.81	0	0	12.93
TITULO CVM	92.84	98.97	105.19	105.82	0	0	402.82
BNDES LP	190.52	177.44	164.05	150.65	0	0	682.66
BANCO AMAZONIA	69.28	72.31	75.89	77.19	0	0	294.67
DEBÊNTURES	173.48	286.52	303.37	320.85	0	0	1.084.22
Total	5,671.74	5,974.95	5,802.56	5,588.37	0	0	46,075.21

14.Number of employees (headcount)

14.1.By tenure

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	833	836	842	809
6 to 10	1,235	1,230	1,225	1,248
11 to15	411	368	356	338
16 to 20	194	229	237	243
21 to 25	434	380	304	238
Up to 25	1,341	1,221	926	646
Total	4,448	4,264	3,890	3,522

14.2.By departments

Departmants	Number of employees
	1Q13	2Q13	3Q13	4Q13
Administrative	1,103	1,285	1,164	1,027
Operational	3,345	2,979	2,726	2,495
Total	4,448	4,264	3,890	3,522

14.3.By region

State	Number of employees
	1Q13	2Q13	3Q13	4Q13
Distrito Federal	158	164	161	158
Espírito Santo	80	74	62	54
Goiás	288	280	273	250
Minas Gerais	716	681	615	559
Mato Grosso	13	13	13	13
Paraná	189	183	171	158
Rio de Janeiro	2,342	2,243	2,071	1,864
Rondônia	45	39	27	14
São Paulo	607	580	490	445
Tocantins	10	7	7	7
Total	4,448	4,264	3,890	3,522

15.Complementary work force

Operational	1Q13	2Q13	3Q13	4Q13
Hired	1,489	1,459	1,451	1,339
Total	1,489	1,459	1,451	1,339

16.Turn-over

1Q13	2Q13	3Q13	4Q13
0.0106	0.0226	0.0472	0.0519

Balance Sheet

(R$ thousand)

Assets	12.31.2013	12.31.2012	01.01.2012

Cash and equivalents cash	841,111	94,745	268,638
Marketable Securities	1,971,964	229,018	917,439
Clients	298,542	734,810	745,277
Receivables - Law 12,783/13	1,254,584	4,736,747	-
Taxes and contributions	95,587	177,508	12,898
Collateral and linked deposits	10,982	11,003	11,003
Stored materials	90,426	85,380	85,098
Financial assets – public service concession	74,448	77,023	258,455
Others	440,419	175,362	189,734
	5,078,063	6,321,596	2,488,542
Non-Current Assets
Long-term assets
Clients	14,334	19,571	-
Receivables - Law 12,783/13	1,455,151	2,719,769	-
Marketable Securities	3,582	4,308	5,173
Taxes and Social Contributions	2,110,186	1,857,298	566,303
Collaterals and linked deposits	666,567	482,794	295,785
Financial assets – public service concessions	2,645,459	2,599,705	5,813,526
Others	334,434	57,906	40,697
	7,229,713	7,741,351	6,721,484
Investments	3,191,947	2,250,456	1,408,698
Property, unit and equipment	1,602,600	1,371,394	11,173,867
Intangible	31,930	29,458	29,566
	12,056,190	11,392,659	19,333,615
Total Assets	17,134,253	17,714,255	21,822,157

Current Liabilities and Equity	12.31.2013	12.31.2012	01.01.2012

Suppliers	444,526	321,729	370,788
Payroll	109,302	16,228	14,362
Taxes and social contribution	87,562	115,895	220,996
Loans and financing	60,192	71,017	329,699
Other operational provisions	109,722	106,461	102,451
Shareholders remuneration	34	41	299,328
Estimated obligations	102,167	134,787	126,443
Early Retirement Plan	166,189	-	-
Retirement benefits	121,025	2,523	109,063
Sector charges	155,935	201,408	162,554
Others	29,853	51,561	62,955
	1,386,507	1,021,650	1,798,639
Non-Current Liabilities
Taxes and social contribution	80,617	67,797	81,113
Loans and financing	791,819	398,087	462,149
Retirement benefits	489,283	705,788	272,497
Sector charges	235,348	151,718	167,190
Provisions for contingencies	1,404,872	1,388,685	923,549
Provision for onerous contract	1,434,251	2,303,556	-
Advance for future capital increase	-	-	1,293,000
Others	5,641	5,515	5,382
	4,441,831	5,021,146	3,204,880
Equity
Social Capital	9,753,953	9,753,953	7,720,760
Capital reserves	4,916,199	4,916,199	4,916,199
Profit Reserves	-	-	3,841,698
Proposed Aditional Dividends	-	-	897,877
Other comprehensive income	(705,357)	(805,879)	(557,896)
Accrued losses	(2,658,880)	(2,192,814)	-
	11,305,915	11,671,459	16,818,638
Total Liabilities and Equity	17,134,253	17,714,255	21,822,157

Statement of Income by activity

(R$ thousand)

	12.31.2013	12.31.2012
NET OPERATIONAL REVENUE	4,098,483	5,996,028
OPERATIONAL COST
Electric Energy Cost
Energy purchased for resale	(682,356)	(19,058)
Charges for transmission network use	(796,324)	(867,885)
Operation Cost
Personnel, Material and third-part related service	(404,274)	(407,887)
Fuel for energy production	(730,443)	(2,522)
Financial compensation for hydric resources use	(19,504)	(240,074)
Depretiation and Amortization	(37,702)	(339,815)
Provision (Reversal) for onerous contract	869,305	(711,375)
Others	30,939	12,942
	(1,770,359)	(2,575,674)
SERVICE COST PROVIDED TO THIRD-PART	(1,308)	(5,371)
COST CONSTRUCTION	(939,590)	(603,420)
GROSS PROFIT	1,387,226	2,811,563
OPERATIONAL PROFIT	(2,597,709)	(1,278,418)
RESULT OF SERVICE OF ELECTRIC ENERGY	(1,210,483)	1,533,145
EQUITY EQUIVALENCY RESULT	65,378	46,521
FINANCIAL RESULT	416,247	216,261
OPERATIONAL RESULT BEFORE 12,783/2013 LAW	(728,858)	1,795,927
Law nº 12,783/2013 Effects	‐	(8,245,242)
OPERATIONAL RESULT AFTER 12,783/2013 LAW	(728,858)	(6,449,315)
Income tax and Social Contribution	262,792	1,108,003
NET LOSS	(466,066)	(5,341,312)
Basic loss per share (in reais)	(8,34)	(95,54)
Diluted loss per share (in reais)	(8,34)	(95,54)
Net Loss of the Period	(466,066)	(5,341,312)

Cash Flow

(R$ thousand)

	12.31.2013	12.31.2012 (reclassified)
Operating Activities
Loss before Income ax and Social Contribution	(728,858)	(6,449,315)
Expenses (revenues) not affecting cash
Depreciation and amortization	104,645	408,878
Net monetary and currency variations	(193,077)	(9,777)
Equity equivalency	(65,378)	(46,521)
Provision for contingencies	40,613	209,193
Provision for credits of questionable liquidation	43,370	81,287
Provision for loss on realization of investments	246,915
Post-retirement benefits – actuarial adjustment	110,199	30,651
Other operational provision (reversal)	97,546	106,461
Legal deposits adjustment update	(24,191)	(16,869)
Adjustment of rural debt bonds	(176)	(206)
Financial income – Financial Asset	(44,390)	(684,098)
Fixed Asset losses – 12,783/2013 Law	-	4,091,507
Financial Asset Losses – 12,783/2013 Law	-	2,161,420
Provision (reversion) for onerous contracts	(869,305)	2,303,556
Impairment provision (reversion)	620,274	400,135
Financial Revenue – RBNI update	(158,179)	(203,231)
Financial charges	40,241	40,276
Dividends update	-	70,144
Early retirement Plan	168,049
Others	(5,751)	-
	(617,453)	2,493,491
Financial charges paid to shareholders and related parties	(6,967)	(8,875)
Payment of pension fund	(63,832)	(204,362)
Financial charges paid to financial institutions and other parties	(34,699)	(42,171)
Payment of taxes and social contributions	-	(260,074)
Payment of participation in profit or results	(94,285)	(102,451)
Legal deposits	(49,894)	(167,846)
Variations in Assets and Liabilities
Customers	398,135	(90,391)
Stored materials	(5,046)	(282)
Taxes and social Contributions	36,215	46,769
Advances to employees	(11,862)	14,583
Legal linked deposits	(109,667)	(2,294)
Services in course	(95,231)	(8,086)
Advance for future capital increase in jointly owned enterprises	(243,275)	(34,525)
Advance Future SPS	(33,226)	-
Fachesf Saude Mais	(114,043)
Suppliers	122,797	(49,059)
Enviromental Compensation	-	(13,640)
Estimated obligations	(32,620)	8,344
Sectorial charges	26,543	23,382
Indian Community – Tuxá - Itaparica	-
Provision for contingencies	(24,426)	255,943
Connection Acquisition SE Pirapama II	(20,961)
Other operating assets and liabilities	(9,984)	32,378
	(366,328)	(602,657)
Total of operating activities	(983,781)	1,890,834
Investment Activities
Receivables – Law 12,783/13	5,089,452
Fixed and Intangibles investment	(398,025)	(774,325)
Realization of financial assets - public service concessions	(814,203)	330,771
Permanent equity participation	(938,577)	(817,456)
Dividends	50,956	28,639
Marketable securities	(1,742,220)	689,286
Property, unit and equipment and Intangible asset discharges	101,073	12,331
	1,348,456	(530,754)
Financing Activities
Resources received from shareholders and related parties	-	46,993
Loans and financing obtained	500,000	4,741
Payments of loans and financing	(118,309)	(318,417)

Cash Flow

(R$ thousand)

	12.31.2013	12.31.2012 (reclassified)
Shareholder Remuneration	-	(1,267,290)
	381,691	(1,533,973)
Total of cash effects	746,366	(173,893)
Cash and cash equivalent – beginning of period	94,745	268,638
Cash and cash equivalent – end of period	841,111	94,745
Cash variation	746,366	(173,893)

Results Analysis

The Company registered a net loss in 4Q13 of R$ 197.1 million, versus a net loss of R$ 3.8 million recorded in 3Q13, mainly due to recognition of the provision for impairment, made in the 4th quarter. The main changes in revenues and costs/expenses are shown below.

Operational Revenue

GENERATION:

The Company presented in 4Q13, revenue of generation 1.5% higher than the one registered in 3Q13, from R$ 632.8 million to R$ 642.0 million, primarily due to the following factors:

»     The direct electric energy supply to industries decreased by 1.1%, from R$ 211.4 million in 3Q13, to R$ 209.0 million in 4Q13 resulting from the ending of existing contracts in relation to the entry of new contracts;

»     The operation and maintenance of power plants and electricity supply remained at the same level of the compared period, R$ 409.6 million in 3Q13, and R$ 401.0 million in 4Q13.

»     Under the Electricity Trading Chamber - CCEE, in the short term market, from an expense of R$ 36.0 million in 3Q13 to an income of R$ 8.0 million in 4Q13;

»     Construction revenue decreased by 49.5%, from R$ 46.3 million in 3Q13, to R$ 23.4 million in 4Q13, due to the progress of works on the extended power plants, that with the extension was characterized as financial asset.

Transmission:

The Company registered in 4Q13, revenues of transmission 4.0% lower than in 3Q13, from R$ 494.7 million to R$ 475.1 million, mainly due to the following factors:

»     The transmission revenue - operation and maintenance remained at the same level of the comparison period, R$ 166.1 million in 3Q13, and R$ 162.7 million in 4Q13.

»     Construction revenue showed reduction of 4.6% from R$ 315,0 million in 3Q13 to R$ 300.4 million in 4Q13, in function of the progress of the works in the transmission system;

»     The financial income increased by 4.0%, from R$ 10.0 million in 3Q13 to R$ 10.4 million, in 4Q13 as a result of the update indexes in the period;

»     The other items, on average, showed no significant impact or variations.

Electric Energy Service Cost

The key determinants of the costs evolution in the period were:

Generation:

»     The personnel costs showed reduction by 10.1%, from R$ 24.7 million in 3Q13 to R$ 22.2 million in 4Q13, maily due to the post-employment benefits;

»     The costs with material presented increase by 100.0%, from R$ 0.6 million in 3Q13 to R$ 1.2 million in 4Q13, from the material consumption in the period under examination;

»     The purchases of fuel for energy production showed reduction of 46.4%, from R$ 5.4 million in 3Q13 to R$ 9.0 million, in 4Q13, in function of reducing the Camaçari plant operation;

»     The costs with third-part services, presented increase by 10.2%, from R$ 5.9 million in 3Q13 to R$ 6.5 million in 4Q13.

»     The item financial compensation for use of water resources presented reduction of 6.3% from R$ 3.2 million, in 3Q13, to R$ 3.0 million, in 4Q13, due to the energy production in the period;

»     The item Provision (reversal) onerous contract, showed increase of 231.8%, from revenues of R$ 139,2 million in 3Q13, to revenue of R$ 461,8 million in 4Q13, from the reversal of part of the provision in this period, according to the update of the studies conducted by the company for the period;

»     Construction costs presented reduction of 49.5%, from R$ 46.3 million in 3Q13 to R$ 23.4 million in 4Q13, depending on the progress of work on the reduction of investments in power plants with contracts extended.

Transmission:

»     The costs with personnel showed reduction of 20.5%, from R$ 64.5 million in 3Q13 to R$ 51.3 in 4Q13, mainly due to employees that left the company, resulting from the early retirement plan;

»     Material costs showed increase of 38.5%, from R$ 1.3 million in 3Q13 to R$ 1.8 million in 4Q13, from the material consumption in the period under examination;

»     The costs in third-part services increased 28.8% presented, from R$ 13.2 million in 3Q13 to R$ 17.0 million in 4Q13;

»     Construction costs were reduced by 4.6%, from R$ 315,0 million in 3Q13 to R$ 300.4 million in 4Q13, depending on the progress of the works of the transmission system.

The other items, did not show significant variations.

Operational Revenue (Expense)

Generation:

General and administrative expenses were reduced by 15.6%, corresponding to R$ 13.4 million, from R$ 85.7 million, in 3Q13, to R$ 72.3 million, in 4Q13, mainly due to the variation in personnel costs [+32.2% (R$ 7.7 million)], resulting from the early retirement plan; the variation in material expenses [+88.9% (R$ 0.8 million)]; the expenses for third-part services [+29.0% (R$ 2.9 million)] from the restructuring of the company's expenses; expenditure with the Provision (reversal) for contingencies R$ 76.4 million reduction, mainly due to reversal of provision in the current period.

Transmission:

General and administrative expenses increased by 363.8%, corresponding to R$ 741.5 million, from R$ 203.8 million, in 3Q13 to R$ 945.3 million, in 4Q13, due mainly to variation in personnel costs [+12.4% (R$ 9.9 million)], resulting from the early retirement plan; the variation in material costs [+78.3% (R$ 1.8 million)]; the expenses for third-part services [+25.5% (R$ 3.6 million)] from the restructuring of the company's expenses; expenditure with the provisions for contingencies [+204.6% (R$ 22.3 million)], mainly due to new lawsuits in the current period and in provisions for losses on investments in transmission [-19.5% (R$ 12.3 million)].

Financial result

Generation

The financial revenue showed an increase of 33.6%, from R$ 75.4 million in 3Q13 to R$ 100.7 million, in 4Q13, due mainly to the increase in other financial revenue and amounts receivable update – Law 12,783.

Financial expenses increased 50.0% presented, from R$ 4.6 million, in 3Q13, to R$ 6.9 million, in 4Q13, due to the register debt charges.

Transmission

The financial revenue showed an increase of 1.3%, from R$ 45.9 million in 3Q13, to a revenue of R$ 46.5 million, in 4Q13, mainly due to the return of investments, update of receivable amounts and the registry of other financial revenues.

The financial expenses showed increase of 73.7%, from R$ 9.9 million, in 3Q13, to R$ 17.2 million in 4Q13, due to increased debt charges, in function of the loan contracted at the end of December 2013.

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q13	2Q13	3Q13	4Q13
Funil	30,00	13.95	6,305.16	5,205.3	10,223.53	7,611.65
Pedra	20,00	3.74	404.05	1,445.7	928.85	916.45
Araras	4,00	-	-	-	-	-
Curemas	3,52	1.00	699,91	888,8	415,04	65,71
Paulo Afonso Complex, Piloto and Apolônio Sales (Moxotó)	4,281.60	2,225.00	3,203,282.22	2,659,188.2	2,884,864.02	2,695,335.00
Sobradinho	1,050.30	531.00	677,611.71	649,725.9	660,484.9	594,388.58
Luiz Gonzaga (Itaparica)	1,479.60	959.00	1,406,311.17	1,154,281.4	1,235,259.6	1,162,339.99
Boa Esperança (Castelo Branco)	237,00	143.00	225,940.28	244,627.5	243,819.48	337,037.85
Xingó	3,162.00	2,139.00	3,550,359.04	2,950,122.3	3,179,160.78	2,997,461.24
Camaçari	346.80	229.80	538,380.05	529,153.5	27,510.59	11,989.57

Unit	Location (State)	Beginning of Operation	End of concession
Funil	BA	Mar/62	Dec/42
Pedra	BA	Apr/78	Dec/42
Araras	CE	Feb/67	Jul/15
Curemas	PB	Jun/57	Nov/24
Paulo Afonso Complex, Piloto and Apolônio Sales (Moxotó)	BA	Jan/55	Dec/42
Sobradinho	BA	Apr/79	Feb/22
Luiz Gonzaga (Itaparica)	PE	Feb/88	Dec/42
Boa Esperança (Castelo Branco)	PI	Jan/70	Dec/42
Xingó	SE	Apr/94	Dec/42
Camaçari	BA	Feb/79	Aug/27

1.2.SPEs

SPE	Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q13	2Q13	3Q13	4Q13
Energetica Águas da Pedra S.A.	UHE Dardanelos	261.0	159.6	457,808.1	502.925.4	98,980.7	273,678.5
ESBR Participações S.A.	UHE Jirau	3,750.0	2,184.6	-	-	-	189.8
Pedra Branca S.A.	Pedra Branca	30.0	12.2	4.121.0	28,505.8	41,718.9	24,527.0
São Pedro do Lago S.A.	São Pedro do Lago	30.0	13.2	2.688.3	23,495.9	36,493.4	21,044.0

Unit	Participacion %	Local (State)	Beginning of operation	End of operation
Dardanelos	24.5	MT	Aug/11	Jul/42
Pedra Branca	49.0	BA	Jan/13	Feb/46
São Pedro do Lago	49.0	BA	Jan/13	Feb/46
Sete Gameleiras	49.0	BA	Jan/13	Feb/46

*The first turbine went into operation on september 2013 with 75MW of installed capacity

2.Electric energy purchased for resale

2.1. Own assets

Supplier	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras Sistem	MWh	1.080,500.0	1,092,000.0	1,290,000.0	1,103,500.0
	R$ million	132.3	133.8	165.1	105.3
Others	MWh	-	-	-	186.000.0
	R$ million	-	-	-	29.8

2.2.SPE

Pedra Branca S.A.

Supplier	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras Sistem	MWh	-	-	-	-
	R$ million	-	-	-	-
Others	MWh	-	-	-	463.7
	R$ million	-	-	-	130.7

São Pedro do Lago S.A.

Supplier	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras Sistem	MWh	-	-	-	-
	R$ million	-	-	-	-
Others	MWh	20.541,6	-	-	-
	R$ million	3,9	-	-	-

Sete Gameleiras S.A.

Supplier	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras Sistem	MWh	-	-	-	-
	R$ million	-	-	-	-
Others	MWh	25,2447	-	-	-
	R$ million	5.1	-	-	-

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783/2013 Law (not from quotas)

Buyer	Sale model	1Q13		2Q13		3Q13		4Q13
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-	-	-	-	-	-	-
	B	-	-	-	-	-	-	-	-
Others	A	-	-	-	-	-	-	-	-
	B	286.5	2,630,839	280	2,608,140	283.8	2,534,334	284.6	2,565,141
Total	A	-	-	-		-	-	-	-
	B	286.5	2,630,839	280	2,608,140	283.8	2,534,334	284.6	2,565,141

A - Through auction

B - Through free market agreements or bilateral contracts

3.1.2. Energy sold by enterprises affected by 12,783/2013 Law (O&M)

Buyer	Sale model	1Q13		2Q13		3Q13		4Q13
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	25.0	896,128	27.0	949,396	26.9	959,829	25.0	959,394
	B	-	-	-	-	-	-	-	-
Others	A	300.8	10,679,324	321.4	10,804,513	310.2	10,921,535	300.4	10,875,751
	B	-	-	-	-	-	-	-	-
Total	A	325.8	11,575,452	348.4	11,753,909	337.2	11,881,364	325.4	11,835,145
	B	-	-	-	-	-	-	-	-

A – Sale of energy in regulated enviroment – Revenues from quotas.

B  - Trough free market contracts or bilateral contracts

3.2.SPE

Energética Águas da Pedra S.A.

Buyer	Sale model	1Q13		2Q13		3Q13		4Q13
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-	-	-	-	-	-	-
	B	-	-	-	-	-	-	-	-
Others	A	-	-	-	-	-	-	-	-
	B	50.3	332,767	47.8	310,591	49.2	311,165	53.5	333,226
Total	A	-	-	-	-	-	-	-	-
	B	50.3	332,767	47.8	310,591	49.2	311,165	53.5	333,226

ESBR Participações S.A.

Buyer	Sale model	1Q13		2Q13		3Q13		4Q13
		R$ million	MWh	R$ million	R$ million	R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-	-	-	-	-	0.9	9.5
	B	-	-	-	-	-	-	-	-
Others	A	-	-	-	-	-	-	12.8	137.0
	B	-	-	-	-	-	-	142.7	507.0
Total	A	-	-	-	-	-	-	13.7	146.5
	B	-	-	-	-	-	-	142.7	507.0

Pedra Branca S.A.

Buyer	Sale model	1Q13		2Q13		3Q13		4Q13
		R$ million	MWh	R$ million	R$ million	R$ million	MWh	R$ million	MWh
Eletrobras System	A	2.1	15,078	2.3	15,078	2.3	15,078	2.3	15,078
	B	-	-	-	-	-	-	-	-
Others	A	1.6	11,639	1.8	11,639	1.8	11,639	1.9	11,639
	B	-	-	-	-	-	-	-	-
Total	A	3.7	26,717	4.1	26,717	4.1	26,717	4.2	26,717
	B	-	-	-	-	-	-	-	-

São Pedro do Lago S.A.

Buyer	Sale model	1Q13		2Q13		3Q13		4Q13
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	2.2	16,314	2.5	16,314	2.5	16,314	2.5	16,314
	B	-	-	-	-	-	-	-	-
Others	A	1.7	12,593	1.9	12,593	1.9	12,593	2.0	12,593
	B	-	-	-	-	-	-	-	-
Total	A	3.9	28,907	4.4	28,907	4.4	28,907	4.5	28,907
	B	-	-	-	-	-	-	-	-

Sete Gameleiras S.A.

Buyer	Sale model	1Q13		2Q13		3Q13		4Q13
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	2.1	15,448	2.3	15,448	2.3	15,448	2.4	15,448
	B	-	-	-	-	-	-	-	-
Others	A	1.6	11,926	1.9	11,926	1.9	11,926	1.9	11,926
	B	-	-	-	-	-	-	-	-
Total	A	3.7	27,374	4.2	27,374	4.2	27,374	4.3	27,374
	B	-	-	-	-	-	-	-	-

4.Settlement CCEE (Spot e MRE)

	Unit	1Q13	2Q13	3Q13	4Q13
Sale	R$ million	382.9	317.9	(36.0)	8.0
	MWh	259,814.36	217,684.56	-	-
	MWaverage	120.23	99.67	-	-
Purchase	R$ million	-	-	19.1	117.2
	MWh	-	-	50,727.11	484,321.06
	MWaverage	-	-	22.97	206.46
Net	R$ million	382.9	317.9	(55.1)	(109.2)
	MWh	259,814.36	217,684.56	50,727.11	484,321.06
	MWaverage	120.23	99.67	22.97	206.46

(*)The negative value of CCEE sales in 3T13 refers to adjustments due to default.

5.Fuel used to produce electricity

Type	Unit	1Q13		2Q13		3Q13		4Q13
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Diesel Oil	Litre	58,780,000	116	7,066,000	21	-	-	3,498,000	8.3
Gas	m3	131,682,538	248.1	167,331,197	319.5	9,022,207	17.5	-	0
Total:			364.1		340.5		17.5	-	8.3

6.Losses in generation - %

1Q13	2Q13	3Q13	4Q13
2.62	2.77	2.69	2.60

7.Average price – R$/MWh

7.1.Own assets

1Q13	2Q13	3Q13	4Q13
108.89	107.34	112.00	110.93

7.2.SPE

	1Q13	2Q13	3Q13	4Q13
Energética Águas da Pedra S.A.	151.30	154.02	158.26	160.48
ESBR Participações S.A. (*)	-	-	-	93.83
Pedra Branca S.A.	136.78	151.98	151.98	157.90
São Pedro do Lago S.A.	136.78	151.98	151.98	157.90
Sete Gameleiras S.A.	136.78	151.98	151.98	157.90

(*) The amount informed is provisional. Once we have the final number we will inform

8.Extension of transmission lines - Km

8.1.Own assets

8.1.1.Transmission lines

8.1.1.1. Transmission lines – enterprises not affected by 12,783 Law

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Ibicoara-Brumado, C1	94.5	230	Mar/12	Jun/37
Milagres-Coremas, C2	119.8	230	Jun/10	Feb/35
Milagres-Tauá, C1	208.1	230	Jan/09	Feb/35
Paulo Afonso III- Zebu II, C1	5.4	230	Jul/12	Aug/39
Paulo Afonso III- Zebu II, C2	5.4	230	Aug/12	Aug/39
Paraiso-Açu II, C2	132.8	230	Jan/11	Jun/37
Picos-Tauá II, C1	183.2	230	Feb/13	Jun/37
Pirapama II-Suape II, C1	20.9	230	Dec/12	Jun/37
Pirapama II-Suape II, C2	20.9	230	Dec/12	Jun/37
Suape III-Suape II, C1	3.6	230	Dec/12	Jan/39
Suape III-Suape II, C2	3.6	230	Dec/12	Jan/39
Sub-Total - 230 Kv	798.2
Total	798.2

8.1.1.2. Transmission lines – enterprises renewed in accordance with 12,783 Law – (O&M)

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Angelim II-Recife II, C1	169.1	500	Aug/77	Dec/42
Angelim II-Recife II, C2	170.7	500	Mar/80	Dec/42
Jardim-Camaçari IV, C1	249.6	500	May/00	Dec/42
Camaçari II-Camaçari IV, C1	0.3	500	Nov/12	Dec/42
Gonzaga-Angelim II, C1	248.4	500	Feb/77	Dec/42
Gonzaga-Milagres, C1	230.8	500	Apr/87	Dec/42
Gonzaga-Olindina, C1	248.6	500	May/76	Dec/42
Luiz Gonzaga-Sobradinho, C1	290.6	500	Oct/79	Dec/42
Messias-Suape II, C1	176.6	500	Dec/98	Dec/42
Suape II-Recife II, C1	45.4	500	Dec/98	Dec/42
Milagres-Quixada, C1	268.0	500	Jan/88	Dec/42
Olindina-Camacari II, C1	147.2	500	Oct/76	Dec/42
Olindina-Camacari II, C2	146.9	500	Sep/78	Dec/42
P.Afonso IV-Angelim II, C2	221.5	500	Jul/79	Dec/42
P.Afonso IV-Olindina, C2	212.8	500	Jun/78	Dec/42
P.Afonso IV-L. Gonzaga, C1	37.4	500	Oct/79	Dec/42
P.Afonso IV-Xingo, C1	53.8	500	Feb/93	Dec/42
Pres.Dutra-Teresina II, C1	207.9	500	May/00	Dec/42
Pres.Dutra-Teresina II, C2	207.7	500	Apr/03	Dec/42
Quixada-FortalezaII, C1	136.5	500	Aug/96	Dec/42
Sobral III-Pecem II, C1	176.6	500	May/00	Dec/42
Pecem II-Fortaleza II, C1	73.1	500	May/00	Dec/42
S.J.Piaui-B.Esperanca, C1	233.5	500	Dec/80	Dec/42
Sobradinho-S.J.Piaui, C1	211.0	500	Oct/80	Dec/42
Sobradinho-Luiz Gonzaga, C2	316.0	500	Jun/88	Dec/42
Teresina Ii-Sobral III, C1	334.2	500	May/00	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C1	0.6	500	May/79	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C2	0.6	500	May/79	Dec/42
U. Luiz Gonzaga-L.Gonzaga, C3	0.6	500	May/79	Dec/42
Planta IV-P.Afonso IV, C1	0.6	500	Dec/79	Dec/42
Planta IV-P.Afonso IV, C2	0.6	500	May/80	Dec/42
Planta IV-P.Afonso IV, C3	0.6	500	Oct/80	Dec/42
Planta IV-P.Afonso IV, C4	0.6	500	Jul/81	Dec/42
Planta IV-P.Afonso IV, C5	0.6	500	Dec/81	Dec/42
Planta IV-P.Afonso IV, C6	0.6	500	May/83	Dec/42
Planta Xingo – Xingo, C1	0.9	500	Oct/95	Dec/42
Planta Xingo – Xingo, C2	0.9	500	Oct/95	Dec/42

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Planta Xingo – Xingo, C3	0.9	500	Oct/95	Dec/42
Planta.Xingo.- Xingo, C4	0.9	500	Oct/95	Dec/42
Planta Xingo – Xingo, C5	0.8	500	Mar/94	Dec/42
Planta Xingo – Xingo, C6	0.8	500	Nov/94	Dec/42
Xingo-Jardim, C1	159.8	500	May/00	Dec/42
Xingo-Messias, C1	219.0	500	Feb/93	Dec/42
Sub-Total - 500 Kv	5.203.6
Angelim-Messias, C1	78.9	230	Apr/77	Dec/42
Angelim-Messias, C2	78.5	230	Oct/76	Dec/42
Angelim-Messias, C3	79.1	230	Aug/86	Dec/42
Angelim-Ribeirão, C1	115.7	230	Jan/53	Dec/42
Angelim-Recife II, C2	171.7	230	Jan/67	Dec/42
Angelim-Recife Ii, C3	171.7	230	Jan/61	Dec/42
Angelim-Tacaimbó, C1	63.9	230	Mar/63	Dec/42
Angelim-Tacaimbó, C2	64.1	230	Mar/73	Dec/42
Angelim-Tacaimbó, C3	65.7	230	Jun/98	Dec/42
Arapiraca III–Rio Largo II, C1	124.7	230	Jan/98	Dec/42
Arapiraca III–Penedo, C1	89.6	230	Jan/98	Dec/42
Boa Esperança-Teresina, C1	198.0	230	Mar/70	Dec/42
Boa Esperança-Teresina, C2	198.0	230	Dec/81	Dec/42
Bongi-Açonorte, C1	6.0	230	Aug/76	Dec/42
B.Jesus da Lapa-Barreiras, C1	233.5	230	Dec/90	Dec/42
Banabuiu-Fortaleza, C1	177.2	230	Oct/65	Dec/42
Banabuiu-Fortaleza, C2	176.0	230	Jul/78	Dec/42
Aquiraz II-Banabuiu, C1	181.8	230	Aug/78	Dec/42
Aquiraz II-Fortaleza, C1	30.1	230	Aug/78	Dec/42
Banabuiu-Mossoro II, C1	177.2	230	Jul/03	Dec/42
Banabuiu-Russas II, C1	110.4	230	May/71	Dec/42
Bom Nome-Milagres, C1	83.7	230	Sep/61	Dec/42
Bom Nome-Milagres, C2	84.1	230	Dec/74	Dec/42
Bom Nome-Milagres, C3	83.9	230	Sep/79	Dec/42
Cauipe-Sobral, C1	177.4	230	Nov/73	Dec/42
Cicero Dantas-Catu, C1	200.7	230	Mar/68	Dec/42
Cicero Dantas-Catu, C2	201.3	230	Apr/72	Dec/42
Campina Grande-Coteminas, C1	2.5	230	Nov/10	Dec/42
Campina Grande-Goianinha, C1	99.3	230	Feb/70	Dec/42
Campina Grande II-Natal III, C1	176.5	230	Oct/99	Dec/42
Natal III-Natal II, C1	11.6	230	Oct/99	Dec/42
Campina Grande II-Natal III, C2	176.5	230	Oct/02	Dec/42
Natal III-Natal II, C2	11.6	230	Oct/02	Dec/42
Campina Grande II-Paraiso, C1	118.1	230	May/79	Dec/42
Campina Grande II-Paraiso, C2	119.0	230	Apr/79	Dec/42
Camaçari-Caraíba Metais, C1	3.2	230	Feb/82	Dec/42
Camaçari-Cqr, C1	7.2	230	May/92	Dec/42
Camaçari-Cotegipe, C1	22.9	230	Jun/70	Dec/42
Camaçari-Cotegipe, C2	23.5	230	Oct/76	Dec/42
Camaçari-Gov.Mangabeira, C1	83.7	230	Sep/82	Dec/42
Camaçari-Gov.Mangabeira, C2	83.7	230	Sep/82	Dec/42
Camaçari-Jacaracanga, C1	19.2	230	Jul/77	Dec/42
Camaçari-Jacaracanga, C2	19.2	230	Mar/77	Dec/42
Camaçari-Matatu, C1	47.0	230	Aug/53	Dec/42
Camaçari-Pituaçu, C1	39.2	230	Oct/84	Dec/42
Camaçari-Pituaçu, C2	39.2	230	Jan/02	Dec/42
Cotegipe-Jacaracanga, C1	15.2	230	Dec/71	Dec/42
Cotegipe-Matatu, C1	30.0	230	May/77	Dec/42
Catu-Camaçari, C1	25.0	230	Jun/70	Dec/42
Catu-Camaçari, C2	25.0	230	Aug/53	Dec/42
Catu-Gov.Mangabeira, C1	77.2	230	Aug/67	Dec/42
Catu-Itabaianinha, C1	143.9	230	Aug/53	Dec/42
Funil-Itapebi, C1	198.1	230	Jul/90	Dec/42
Funil-Itapebi, C2	198.1	230	Jul/90	Dec/42
Fortaleza-Cauipe, C1	58.2	230	Nov/73	Dec/42
Fortaleza II-Delmiro Gouveia, C1	7.1	230	Jun/89	Dec/42
Fortaleza II-Delmiro Gouveia, C2	7.1	230	Jun/89	Dec/42
Fortaleza-Fortaleza II, C1	0.3	230	Feb/00	Dec/42
Fortaleza-Fortaleza II, C2	0.3	230	Feb/00	Dec/42
Fortaleza-Fortaleza II, C3	0.3	230	May/10	Dec/42
Fortaleza II-Cauipe, C1	58.0	230	Nov/03	Dec/42
Fortaleza II-Cauipe, C2	58.0	230	Nov/03	Dec/42

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Fortaleza II-Pici, C1	27.5	230	May/05	Dec/42
Fortaleza II-Pici, C2	27.5	230	Feb/09	Dec/42
Goianinha-Santa Rita II, C1	59.0	230	Oct/77	Dec/42
Santa Rita II-Mussuré II, C1	17.0	230	Oct/77	Dec/42
Goianinha-Mussure, C2	50.6	230	Oct/77	Dec/42
Gov.Mangabeira-Sapeaçu, C1	23.5	230	Dec/68	Dec/42
Gov.Mangabeira-Sapeaçu, C2	22.5	230	Feb/84	Dec/42
Gov.Mangabeira-Sapeaçu, C3	22.6	230	Feb/84	Dec/42
Icó-Banabuiú, C1	124.7	230	Dec/77	Dec/42
Itapebi-Eunápolis, C1	47.0	230	Jul/90	Dec/42
Itapebi-Eunápolis, C2	47.0	230	Jul/90	Dec/42
Irecê-Brotas de Macaúba, C1	135.4	230	Sep/81	Dec/42
Brotas de Macaúba-B. J da Lapa, C1	204.6	230	Sep/81	Dec/42
Itabaianinha-Itabaiana, C1	76.8	230	Aug/53	Dec/42
Itabaiana-Jardim, C1	44.0	230	Aug/79	Dec/42
Itabaiana-Jardim, C2	44.0	230	Aug/79	Dec/42
Jacaracanga-Alunordeste, C1	1.8	230	May/83	Dec/42
Jacaracanga-Dow, C1	7.9	230	Jul/77	Dec/42
Jacaracanga-Dow, C2	7.8	230	Mar/77	Dec/42
Jardim-Fafen, C1	12.5	230	Aug/81	Dec/42
Jardim-Cia.Vale.Rio Doce, C1	0.8	230	May/11	Dec/42
Jaguarari-Sr. do Bonfim II, C1	80.7	230	Jan/80	Dec/42
Juazeiro II-Jaguarari, C1	88.0	230	Jan/80	Dec/42
Juazeiro II-Sr.do Bonfim II, C2	148.6	230	Apr/81	Dec/42
Libra-Libra, C1	1.5	230	Dec/91	Dec/42
Milagres-Banabuiu, C1	225.9	230	Feb/65	Dec/42
Milagres-Ico, C1	103.4	230	Dec/77	Dec/42
Milagres-Banabuiu, C3	225.1	230	Dec/77	Dec/42
Milagres-Coremas, C1	119.4	230	Nov/86	Dec/42
Mirueira-Pau Ferro, C1	23.1	230	Oct/99	Dec/42
Mirueira-Goianinha, C1	50.1	230	Dec/89	Dec/42
Messias-Maceió, C1	25.9	230	Nov/96	Dec/42
Messias-Maceió, C2	25.9	230	Nov/96	Dec/42
Messias-Rio Largo, C1	11.9	230	Aug/86	Dec/42
Messias-Rio Largo, C2	11.6	230	Oct/76	Dec/42
Messias-Rio Largo, C3	11.6	230	Jul/77	Dec/42
Mossoró-Açu, C1	71.3	230	Jul/87	Dec/42
Olindina-Olindina, C1	0.2	230	May/80	Dec/42
Olindina-Olindina, C2	0.2	230	May/80	Dec/42
Paulo Afonso-Angelim, C1	221.3	230	Jan/53	Dec/42
Paulo Afonso-Angelim, C2	220.2	230	Jan/67	Dec/42
Paulo Afonso-Angelim, C3	220.2	230	Jan/61	Dec/42
Paulo Afonso-Angelim, C4	221.0	230	Dec/73	Dec/42
Paulo Afonso-Bom Nombre, C1	170.1	230	Oct/61	Dec/42
Paulo Afonso-Bom Nombre, C2	170.7	230	Dec/74	Dec/42
Paulo Afonso-Bom Nombre, C3	170.8	230	Nov/78	Dec/42
Paulo Afonso-C. Dantas, C1	134.2	230	Mar/68	Dec/42
Paulo Afonso-C. Dantas, C2	133.8	230	Jun/72	Dec/42
Paulo Afonso-Itabaiana, C2	162.5	230	Apr/87	Dec/42
Paulo Afonso-Itabaiana, C3	162.5	230	Sep/85	Dec/42
Paulo Afonso IV-P.Afonso, C1	1.1	230	Oct/79	Dec/42
Paulo Afonso IV-P.Afonso, C2	1.4	230	Feb/81	Dec/42
Pau Ferro-Coteminas, C1	123.9	230	Nov/10	Dec/42
Pau Ferro-Campina Grande, C2	125.9	230	Oct/99	Dec/42
Paraiso-Natal II, C1	96.2	230	May/79	Dec/42
Paraiso-Natal II, C2	97.2	230	Apr/79	Dec/42
Piripiri-Sobral, C1	167.4	230	Aug/73	Dec/42
Pituaçu-Narandiba, C1	3.6	230	Nov/83	Dec/42
Pituaçu-Narandiba, C2	3.6	230	Jun/83	Dec/42
Pituaçu-Pituaçu, C1	2.0	230	May/77	Dec/42
Recife II-Joairam, C1	7.4	230	Jan/53	Dec/42
Recife II-Joairam, C2	7.4	230	Jan/67	Dec/42
Recife II-Joairam, C3	7.4	230	Jan/61	Dec/42
Joairam-Bongi, C1	6.3	230	Feb/09	Dec/42
Joairam-Bongi, C2	6.4	230	Feb/09	Dec/42
Joairam-Bongi, C3	6.4	230	Feb/09	Dec/42
Recife II-Goianinha, C1	71.4	230	Feb/72	Dec/42
Recife II-Goianinha, C2	71.5	230	Feb/72	Dec/42
Recife II-Mirueira, C1	31.0	230	Jun/80	Dec/42

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Recife II-Mirueira, C2	31.5	230	Jun/80	Dec/42
Recife II-Mirueira, C3	31.5	230	Jun/86	Dec/42
Recife II-Pau Ferro, C1	33.2	230	Sep/04	Dec/42
Recife II-Pau Ferro, C2	33.2	230	Sep/04	Dec/42
Recife II-Pirapama II, C1	27.6	230	Jun/80	Dec/42
Recife II-Pirapama II, C2	27.6	230	Jun/80	Dec/42
Ribeirão-Recife II, C1	56.6	230	Sep/94	Dec/42
Rio Largo-Trikem, C1	23.2	230	Jun/76	Dec/42
Russas II-Mossoró II, C1	75.0	230	Apr/81	Dec/42
Sobral II-Sobral II, C1	13.8	230	May/09	Dec/42
Sobral III-Sobral II, C2	13.8	230	May/09	Dec/42
Sobral II – Cccp, 230 Kv, C1	2.9	230	Jun/01	Dec/42
S. Mendes-Picos, C1	99.6	230	Mar/86	Dec/42
S.João Piaui-Eliseu Martins, C1	172.9	230	Feb/98	Dec/42
S.João Piaui-S. Mendes, C1	68.2	230	Jul/85	Dec/42
Sr.do Bonfinal-Irece, C1	214.0	230	Sep/81	Dec/42
Sapeaçu-Funil, C1	195.7	230	Dec/68	Dec/42
Sapeaçu- S.Ant.Jesus, C1	32.0	230	Feb/84	Dec/42
Sapeaçu- S.Ant.Jesus, C2	32.0	230	Feb/84	Dec/42
S.Ant.Jesus-Funil, C1	162.1	230	Feb/84	Dec/42
S.Ant.Jesus-Funil, C2	162.6	230	Feb/84	Dec/42
Tacaimbo-C.Grande II, C1	124.7	230	Jun/85	Dec/42
Tacaimbo-C.Grande II, C2	124.7	230	Jun/85	Dec/42
Teresina I-Teresina II, C1	25.3	230	Sep/02	Dec/42
Teresina I-Teresina II, C2	25.3	230	Sep/02	Dec/42
Teresina-Piripiri, C1	154.7	230	Nov/71	Dec/42
Planta Apol.Sales- P.Afonso, C1	5.8	230	Oct/77	Dec/42
Planta Apol.Sales- P.Afonso, C2	5.7	230	Mar/77	Dec/42
Us. B.Esperança-B.Esperança, C1	2.8	230	Dec/80	Dec/42
Sobradinho-Juazeiro II, C1	42.5	230	Jan/80	Dec/42
Sobradinho-Juazeiro II, C2	42.5	230	Apr/81	Dec/42
Planta II-Paulo Afonso, C1	0.7	230	Oct/61	Dec/42
Planta II-Paulo Afonso, C3	0.7	230	May/67	Dec/42
Planta II-Paulo Afonso, C4	0.7	230	May/67	Dec/42
Planta II-Paulo Afonso, C5	0.7	230	Dec/67	Dec/42
Planta III-Paulo Afonso, C1	0.6	230	Oct/71	Dec/42
Planta III-Paulo Afonso, C2	0.6	230	Apr/72	Dec/42
Planta III-Paulo Afonso, C3	0.6	230	Apr/74	Dec/42
Planta III-Paulo Afonso, C4	0.6	230	Aug/74	Dec/42
Planta I-Paulo Afonso, C1	0.6	230	Jan/55	Dec/42
Planta I-Paulo Afonso, C2	0.6	230	Jan/55	Dec/42
Sub-Total - 230 Kv	12.550.9
C.Grande II-S.Cruz II, C1	117.3	138	Apr/63	Dec/42
C.Grande II-Pilões, C1	79.3	138	Jan/68	Dec/42
Pilões-S.Cruz II, C1	108.4	138	Jan/68	Dec/42
C. Novos-Santana do Matos, C1	38.8	138	Dec/67	Dec/42
Santana do Matos-Açu, C1	49.6	138	Dec/67	Dec/42
Santa Cruz II-C.Novos II, C1	55.0	138	Oct/65	Dec/42
Planta II-Zebu, C1	6.0	138	Dec/64	Dec/42
Sub-Total - 138 Kv	454.4
Abaixadora-Mulungu, C1	6.5	69	May/75	Dec/42
Abaixadora-Moxoto, C1	5.3	69	Feb/70	Dec/42
Abaixadora-Zebu, C1	5.4	69	Oct/72	Dec/42
Bela Vista-Alto Branco, C1	6.2	69	Nov/10	Dec/42
C.Grande I-Alto Branco, C1	3.1	69	Nov/10	Dec/42
C.Grande II-Bela Vista, C1	7.2	69	Oct/89	Dec/42
C.Grande II-C.Grande I, C1	9.4	69	May/64	Dec/42
Camacari-Camacari, C2	1.4	69	Jun/60	Dec/42
Cotegipe-Catu, C1	48.7	69	Jun/60	Dec/42
Cotegipe-Catu, C2	48.7	69	Jun/60	Dec/42
Jaboatao-Recife II, C1	3.1	69	Jan/65	Dec/42
M.Reduzido-M.Reduzido, C1	0.5	69	Apr/73	Dec/42
Matatu-Pituacu, C1	7.5	69	Jun/60	Dec/42
Matatu-Pituacu, C2	7.4	69	Jun/60	Dec/42
Pirapama II-Recife II, C1	21.3	69	Jan/65	Dec/42
Pituacu-Cotegipe, C1	22.1	69	Jun/60	Dec/42
Pituacu-Cotegipe, C2	21.9	69	Jun/60	Dec/42
Planta de Pedra-Jequié, C1	20.5	69	Nov/78	Dec/42

From-To	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Zebu-Moxoto, C1	7.2	69	Apr/83	Dec/42
Zebu-Xingo, C1	56.5	69	Aug/81	Dec/42
Sub-total 69 kV	336.9
Total	18,545.8

8.1.2. Substations

8.1.2.1. Substations  – enterprises not affected by 12,783 Law

Substation	Transformation capacity	Location	Beginning of Operation	End of operation
SE Elev. Usina de Curemas	5	PB	Jan/68	Nov/24
SE Elev. Usina Term. Camaçari	400	BA	Sep/78	Aig/27
SE Tauá II	102	CE	Dec/07	Mar/35
SE Ibicoara	510	BA	Jan/11	Jun/37
SE Pilões II		PB	Oct/12	Dec/42
SE Santa Rita II	300	PB	Jul/12	Aug/39
SE Suape III	200	PE	Jul/12	Jan/39
SE Coteminas		PB	Dec/09	Dec/42
SE Natal III	300	RN	Aug/12	Aug/39
SE Zebu II	200	AL	Jul/12	Aig/39
SE Brotas de Macaubas		BA	Jul/12	Dec/42
SE Brumado	2,800	BA	Aug/10	Jul/40
SE Camaçari IV		BA	Nov/12
SE Sapeaçu		BA	May/03
SE Suape II	800	PE	Dec/12	Jan/39
SE Arapiraca III	100	AL	Jun/13

8.1.2.2. Substations  – enterprises renewed in accordance with 12,783 Law – O&M

Substation	Transformation capacity	Location	Beginning of Operation	End of operation
SE Elev. Usina Apolonio Sales	560	AL	Feb/77	Dec/42
SE Elev. Usina Luiz Gonzaga	1,665	PE	May/88	Dec/42
SE Elev. Usina Paulo Afonso I	225	BA	Jan/55	Dec/42
SE Elev. Usina Paulo Afonso II	550	BA	Jan/62	Dec/42
SE Elev. Usina Paulo Afonso III	960	BA	Jan/71	Dec/42
SE Elev. Usina Paulo Afonso IV	3,000	BA	Nov/79	Dec/42
SE Elev. Usina Piloto	3	BA	Jan/53	Dec/42
SE Elev. Usina Xingó	3,515	SE	Nov/94	Dec/42
SE Elev. Usina de Araras	5	CE	Feb/60	Dec/42
SE Elev. Usina B. Esperança	280	PI	Mar/70	Dec/42
SE Elev. Usina de Sobradinho	1,333	BA	Oct/79	Dec/42
SE Elev. Usina de Funil	48	BA	Jan/59	Dec/42
SE Elev. Usina de Pedra	27	BA	Nov/78	Dec/42
SE Pau Ferro	301	PE	Aug/02	Dec/42
SE Paraiso	100	RN	Feb/04	Dec/42
SE Bom Nome	388	PE	Oct/63	Dec/42
SE Irecê	329	BA	Sep/81	Dec/42
SE Milagres	1,253	CE	Jan/64	Dec/42
SE Mirueira	401	PE	Aug/78	Dec/42
SE Moxotó	20	BA	Jan/72	Dec/42
SE Mulungú	10	BA	May/75	Dec/42
SE Sobradinho	700	BA	Oct/79	Dec/42
SE Sobral II	300	CE	Nov/73	Dec/42
SE Tacaimbó	301	PE	Jun/85	Dec/42
SE Cícero Dantas	151	BA	May/56	Dec/42
SE Açu II	433	RN	Nov/89	Dec/42
SE Angelim	310	PE	Jan/56	Dec/42
SE Angelim II	0	PE	Jan/80	Dec/42
SE Bela Vista	25	PB	Apr/93	Dec/42
SE Bongi	490	PE	May/56	Dec/42

Substation	Transformation capacity	Location	Beginning of Operation	End of operation
SE Campina Grande I	35	PB	Jun/74	Dec/42
SE Campina Grande II	707	PB	May/64	Dec/42
SE Jaguarari	0	BA	Jan/80	Dec/42
SE Itapebi	0	BA	Jan/03	Dec/42
SE Funil	967	BA	Jan/56	Dec/42
SE SEnhor Do Bonfim II	367	BA	May/81	Dec/42
SE Eunápolis	400	BA	Sep/98	Dec/42
SE Picos	174	PI	Jul/92	Dec/42
SE Modelo Reduzido	18	BA	Jan/67	Dec/42
SE Mossoró II	320	RN	Jan/77	Dec/42
SE Barreiras	401	BA	Jun/96	Dec/42
SE Sto. Antonio de Jesus	201	BA	Mar/97	Dec/42
SE Icó	200	CE	May/97	Dec/42
SE Mussuré II	401	PB	Mar/79	Dec/42
SE Paulo Afonso		AL	Mar/74	Dec/42
SE Penedo	302	AL	May/97	Dec/42
SE Cauípe	201	CE	Mar/01	Dec/42
SE Pici II	300	CE	May/05	Dec/42
SE Piripiri	242	PI	Aug/73	Dec/42
SE Pituaçu	402	BA	Mar/83	Dec/42
SE Santa Cruz II	95	RN	Mar/63	Dec/42
SE Banabuiú	121	CE	Jan/64	Dec/42
SE Currais Novos II	92	RN	Nov/75	Dec/42
SE Santana dos Matos II	65	RN	Nov/75	Dec/42
SE Coremas	300	PB	Dec/90	Dec/42
SE Fortaleza	672	CE	Jan/64	Dec/42
SE Joairam	451	PE	Jul/06	Dec/42
SE Juazeiro da Bahia II	302	BA	Apr/81	Dec/42
SE Matatu	420	BA	Jan/65	Dec/42
SE Natal II	580	RN	Jan/79	Dec/42
SE Itabaianinha	73	SE	Feb/96	Dec/42
SE Pirapama II	400	PE	Feb/72	Dec/42
SE Russas II	217	CE	Nov/82	Dec/42
SE Elizeu Martins	101	PI	Jan/06	Dec/42
SE Boa Esperança 230 Kv	115	PI	Mar/70	Dec/42
SE Boa Esperança 500 Kv	400	PI	Nov/80	Dec/42
SE Xingó 500 Kv	0	SE	Nov/94	Dec/42
SE Paulo Afonso IV	1,400	AL	Jan/79	Dec/42
SE Recife II	2810	PE	Jan/79	Dec/42
SE S. João do Piaui	548	PI	Nov/80	Dec/42
SE Zebu	38	AL	Nov/76	Dec/42
SE Abaixadora	143	BA	Oct/67	Dec/42
SE Bom Jesus da Lapa	242	BA	Sep/81	Dec/42
SE Gov. Mangabeira	100	BA	Mar/60	Dec/42
SE Quixadá	0	CE	Jul/03	Dec/42
SE Jacaracanga	301	BA	Jan/82	Dec/42
SE Ribeirão	300	PE	Oct/94	Dec/42
SE Rio Largo II	201	AL	Dec/62	Dec/42
SE Messias	1,401	AL	Nov/94	Dec/42
SE Camaçari II	3,205	BA	Jan/79	Dec/42
SE Catu	362	BA	May/56	Dec/42
SE Cotegipe	302	BA	Jan/56	Dec/42
SE Teresina	633	PI	Apr/70	Dec/42
SE Fortaleza II	2,000	CE	May/00	Dec/42
SE Goianinha	300	PE	Jan/61	Dec/42
SE Teresina II	900	PI	May/00	Dec/42
SE Delmiro Gouveia	401	CE	Jun/89	Dec/42
SE Maceió	400	AL	Sep/02	Dec/42
SE Itabaiana	228	SE	May/57	Dec/42
SE Itaparica	10	PE	Jan/83	Dec/42
SE Jardim	1,601	SE	Aug/79	Dec/42
SE Sobral III	1,400	CE	Apr/00	Dec/42
SE Xingó 69 Kv	22	SE	Jan/87	Dec/42
SE Olindina	120	BA	Apr/80	Dec/42
SE Luiz Gonzaga 500kv		PE	May/88	Dec/42

8.2.SPE

8.2.1. Transmission Lines

SPE	From - To	Participation %	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI to Sobral/CE and Fortaleza/CE	49	546	500 kV	Jan/06	Feb/34
Integração Transmissora de Energia S.A.	Colinas/TO to Serra da Mesa II/GO	12	695	500 kV	May/08	Apr/36
Manaus Transmissora de Energia S.A.	Oriximiná/Silves Silves/Lechuga(AM)	19,5	559	500 kV	Mar/13	Oct/38
Interligação Elétrica do Madeira S.A.	TL Coletora Porto Velho/ Araraquara II, CS	24,5	2,375	600 kV	Aug/13	Feb/39

8.2.2. Substations - N/A

9. Transmission losses %

1Q13	2Q13	3Q13	4Q13
2.5	3.4	2.9	2.0

10.Main investments of parent company– R$ million

Project	1Q13	2Q13	3Q13	4Q13	2013 budget
Generation	103.63	90.86	79.58	148.80	661.26
Generation system maintenance	17.39	22.74	14.75	28.57	173.92
Combined cycle of UTE Camaçari	0.02	0.02	0.01	0.02	0.12
Wind Power Casa Nova	62.59	46.9	38.49	92.38	339.21
Deployment of Wind Park	-	-	-	-	1
Extension of electric Energy System	-	-	-	-	1
Extension Generation Cap. HEP Luiz Gonzaga (Itaparica)	-	-	-	-	1
Implant. Solar project - Power Generation	-	-	-	-	2.78
Itaparica resettlement area irrigation	23.63	21.2	26.33	27.83	142.23
Transmission	136.08	170.06	247.54	288.57	1,194.08
System extension	81.89	94.35	101.75	146.69	658.85
Reimforcement and improvements	25.20	40.85	83.93	95.49	351.16
System maintenance	25.97	33.79	61.30	44.80	171.59
Suape II / Suape III venture	3.02	1.07	0.56	1.59	12.48
Others	35.86	14.45	15.31	33.68	130.74
Total	275.57	275.37	342.43	471.05	1,986.08

11.New investments

11.1.Generation

11.1.1.Own assets

Unit -Own assets	Location (State)	Total Investment R$ million	Investment up to 3Q13 R$ million	Installed capacity - MW	Guaranteed energy	Beginning of Operation	Beginning of Construction	End of concession
Parque Eólico Casa Nova I	BA	692.5	466.9	180 MW	61.4	Aug/14	May/12	Jan/46
Parque Eólico UEE Casa Nova II	BA	102.47	-	28 MW	7.1	May/18	Oct/14	Jul/49
Parque Eólico UEE Casa Nova III	BA	93.04	-	24 MW	5.5	May/18	Oct/14	Jul/49

11.1.2.SPE

SPE	Unit	Participation %	Location (State)	Total Investment R$ million	Installed capacity MW	Invest. Up to 4Q13 R$ million	Guaranteed energy MW averages	Beginning of Operation	Beginning of Construction	End of concession
ESBR Participações	UHE Jirau	20.00%	RO	17.986,0	3,750.0	17.114,72	2.184.6	Sep/13	Dec/09	Aug/43
Norte Energia	UHE B. Monte	15.00%	PA	29.375,0	11,233.1	12.478,4	4.571.0	Feb/15	Jun/11	Aug/45
(*)	UHE Sinop	24.50%	MT	1,804.8	400.0	-	239.8	Jan/18	Apr/14	Jan/49
Caiçara I	UEE Caiçara I	49.00%	CE	134.0	30.0	6.9	13.5	Jan/16	Jul/14	Jun/47
Caiçara II	UEE Caiçara II	49.00%	CE	93.3	21.0	4.6	9.3	Jan/16	Jul/14	Jul/47
Junco I	UEE Junco I	49.00%	CE	120.8	30.0	6.7	12.1	Jan/16	Jul/14	Jul/47
Junco II	UEE Junco II	49.00%	CE	120.78	30.0	6.3	11.4	Jan/16	Jul/14	Jul/47
Santa Joana IX	UEE Santa Joana IX	49.00%	PI	102.94	30.0	-	15.8	Sep/15	Mar/14	Apr/49
Santa Joana X	UEE Santa Joana X	49.00%	PI	102.94	30.0	-	16.0	Sep/15	Mar/14	Apr/49
Santa Joana XI	UEE Santa Joana XI	49.00%	PI	102.94	30.0	-	16.0	Sep/15	Mar/14	Apr/49
Santa Joana XII	UEE Santa Joana XII	49.00%	PI	102.94	30.0	-	16.9	Sep/15	Mar/14	Apr/49
Santa Joana XIII	UEE Santa Joana XIII	49.00%	PI	102.94	30.0	-	16.0	Sep/15	Mar/14	Apr/49
Santa Joana XV	UEE Santa Joana XV	49.00%	PI	102.94	30.0	-	16.2	Sep/15	Mar/14	Apr/49
Santa Joana XVI	UEE Santa Joana XVI	49.00%	PI	102.94	30.0	-	17.4	Sep/15	Mar/14	Apr/49
Baraúnas I	UEE Baraúnas I	49.00%	BA	103.95	29.7	-	12.4	Sep/15	Mar/14	Apr/49
Mussambê	UEE Mussambê	49.00%	BA	103.95	29.7	-	11.5	Sep/15	Mar/14	Apr/49
Morro Branco I	UEE Morro Branco I	49.00%	BA	103.95	29.7	-	12.7	Sep/15	Mar/14	Apr/49
Caititú 2 Energia S.A.	UEE Caititú 2	49.00%	BA	40.16	14.0	-	5.1	Sep/15	Apr/14	Apr/49
Caititú 3 Energia S.A.	UEE Caititú 3	49.00%	BA	40.16	14.0	-	4.7	Sep/15	Apr/14	Apr/49
Teiú 2 Energia S.A.	UEE Teiú 2	49.00%	BA	40.16	14.0	-	4.2	Sep/15	Apr/14	Apr/49
Arapapá Energia S.A.	UEE Arapapá	49.00%	BA	28.69	10.0	-	2.2	Sep/15	Apr/14	Apr/49
Carcará Energia S.A.	UEE Carcará	49.00%	BA	28.69	10.0	-	4.6	Sep/15	Apr/14	Apr/49
Corrupião 3 Energia S.A.	UEE Corrupião 3	49.00%	BA	40.16	14.0	-	4.2	Sep/15	Apr/14	Apr/49
Acauã Energia S.A.	UEE Acauã	49.00%	BA	34.42	12.0	-	3.1	Sep/15	Apr/14	Apr/49
Angical 2 Energia S.A.	UEE Angical 2	49.00%	BA	40.16	14.0	-	5.1	Sep/15	Apr/14	Apr/49
(*)	UEE Serra das Vacas I	49.00%	PE	124.4	30.0	-	12.2	Jan/16	Aug/14	Jun/49
(*)	UEE Serra das Vacas II	49.00%	PE	122.6	30.0	-	9.9	Jan/16	Aug/14	Jun/49
(*)	UEE Serra das Vacas III	49.00%	PE	122.6	30.0	-	11.0	Jan/16	Aug/14	Jun/49
(*)	UEE Serra das Vacas IV	49.00%	PE	122.6	30.0	-	10.5	Jan/16	Aug/14	Jun/49
(*)	UEE Coqueirinho 2	49.00%	BA	74	20.0	-	8.5	Jan/16	Apr/14	Jun/49
(*)	UEE Papagaio	49.00%	BA	66.6	18.0	-	4.9	Jan/16	Apr/14	Jun/49
(*)	UEE Santa Joana I	49.00%	PI	105.25	30.0	-	14.7	Jan/16	Jun/14	Jun/49
(*)	UEE Santa Joana III	49.00%	PI	105.25	30.0	-	14.3	Jan/16	Jun/14	Jun/49
(*)	UEE Santa Joana IV	49.00%	PI	105.25	30.0	-	14.2	Jan/16	Jun/14	Jun/49
(*)	UEE Santa Joana V	49.00%	PI	105.25	30.0	-	14.1	Jan/16	Jun/14	Jun/49
(*)	UEE Santa Joana VII	49.00%	PI	105.25	30.0	-	14.8	Jan/16	Jun/14	Jun/49
(*)	UEE Santo Augusto IV	49.00%	PI	105.25	30.0	-	15.7	Jan/16	Jun/14	Jun/49
(*)	UEE Tamanduá Mirim 2	49.00%	BA	45.9	24.0	-	8.0	May/18	Apr/14	Jun/49
(*)	UEE Banda de Couro	49.00%	BA	103.95	29.7	-	12.9	May/18	Jan/15	Jul/49
(*)	UEE Baraunas II	49.00%	BA	75.6	21.6	-	7.8	May/18	Jan/15	Jul/49

* The plant is in testing phase

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

Own lines From - To	Total Investment (R$ Million)	Extension of TL (km)	Tension (kV)	Beginning of Operation	End of Concession
LT 230 kV Eunápolis/Teixeira Freitas II C1	65.29	145	230 kV	Feb/15	Oct/38
LT 230 kV Funil/Itapebi C3	43.74	223	230 kV	May/15	Apr/37
LT 230 kV Jardim/Penedo C1	27.48	110	230 kV	Feb/14	Mar/38
LT 230 kV Eunápolis/Teixeira Freitas II C2	41.98	152	230 kV	Feb/15	Aug/39
LT 230 kV Pau Ferro – Santa Rita II	141.78	97	230 kV	Jan/15	Aug/39
LT 230 kV Paraiso/Açu II, C3	162.2	123	230 kV	Sep/14	Nov/40
LT 230 kV Açu/Mossoró II, C2		69		Sep/14	Nov/40
LT 230 kV João Câmara/Extremoz II		82		Feb/14	Nov/40
LT 230 kV Igaporã/B. Jesus da Lapa II	67.6	115	230 kV	Feb/14	Nov/40
LT 230 kV Sobral III/Acaraú II	52.57	97	230 kV	Sep/14	Nov/40
LT 230 kV Morro do Chapéu/Irece	44.57	65	230 kV	Jan/15	Out/41
LT 230 kV Paraiso/Lagoa Nova	80.89	65	230 kV	Aug/14	Out/41
LT 230 kV Teresina II/Teresina III	42.97	26	230 kV	Dec/14	Dec/41
LT 500 kV Recife II/Suape II, C2	59.48	44	500 kV	Mar/15	Dec/41
LT 500 kV Camaçari IV/Sapeaçu	81.02	105	500 kV	Jul/15	Dec/41
LT 230 kV Sapeaçu/Sto.Antonio de Jesus		31	230 kV	Jul/15	Dec/41
LT 230 kV Jardim/ N Sra do Socorro	13.6	1	230 kV	Oct/14	May/42
LT 230 kV Messias/ Maceió		20	230 kV	Oct/14	May/42
LT 230 kV Camaçari/Pirajá	47.07	45	230 kV	Feb/15	May/42
LT 230 kV Pituaçú/Pirajá		5	230 kV	Feb/15	May/42
LT 230 kV Mossoró II/ Mossoró IV	81.74	40	230 kV	Jan/15	Jun/42
LT 230 kV Ceará Mirim II/Touros		56	230 kV	Jan/15	Jun/42
LT 230 kV Russas/ Banabuiu		110	230 kV	Mar/15	Jun/42
LT 230 kV Igaporã II – Igaporã III C1 e C2	77.5	4	230 kV	Dec/14	Jun/42
LT 230 kV Igaporã III – Pindaí II		46	230 kV	Dec/14	Jun/42

11.2.1.2.Substations

Substation	Total Investment R$ million	Transformation capacity	Location	Beginning of Operation	End of concession

SE 230/69 kV Polo	15.34	100 MVA	BA	Apr/14	Oct/40
SE 230/69 kV João Câmara	*	360 MVA	RN	Feb/14	Nov/40
SE 230/69 kV Extremoz II				Feb/14
SE 230/69 kV Igaporã	*	300 MVA	BA	Feb/14	Nov/40
SE 230/69 kV Acaraú II	*	200 MVA	CE	Sep/14	Nov/40
SE 230 kV Morro do Chapéu	*	150 MVA	BA	Jan/15	Oct/41
SE 230 kV Lagoa Nova	*	500 MVA	RN	Aug/14	Oct/41
SE 230 kV Ibiapina			CE	Jan/15
SE 230/69 kV Teresina III	*	400 MVA	PI	Dec/14	Dec/41
SE 230/69 kV N.S. Socorro	94,43	300 MVA	SE	Oct/14	May/42
SE 230/69 kV Maceió II		400 MVA	AL	Oct/14
SE 230/138 kV Poções		200 MVA	BA	Oct/14
SE 230/69 kV Pirajá	30,57	360 MVA	BA	Feb/15	Nov/42
SE 230/69 kV Mirueira II	68,77	300 MVA	PE	Nov/14	May/42
SE 230/69 kV Jaboatão II		300 MVA		Jun/15
SE 230 kV Touros	46,18	150 MVA	RN	Jan/15	Dec/42
SE 230 kV Mossoró		100 MVA
SE 500/230 kV Igaporã III	99,44	2050 MVA	BA	Dec/14	Jun/42
SE 230 kV Pindaí II
* Substation associated Transmission Line

11.2.2.SPEs

11.2.2.1.Transmission lines

SPE	From - To	Participation %	Total Investment R$ million	Invest. Up to 3Q13 R$ million	Extension of lines KM	Tension	Beginning of Operation	End of concession
TDG Transmissora Delmiro Gouveia S.A.	LT São Luiz II/ São Luiz III	49	367.9	361	156	230	Sep/14	Jul/40
Extremoz Transmissora do Nordeste –ETN S.A.	LT Ceará Mirim II/João Câmara III, 500 kV.	49	365.9	28.2	64	500	Jan/15	Oct/41
	LT Ceará Mirim II/ Campina III, 500 kV.				201	500
	LT Ceará Mirim II/ Extremoz II, 230 kV.				26	230
	LT Campina Grande III/Campina Grande II, 230 kV.				8,5	230

Interligação Elétrica Garanhuns S.A.	LT Luiz Gonzaga/ Garanhuns, 500 kV	49	503.14	178.63	224	500	Jun/14	Dec/41
	LT Garanhuns/ Campina Grande III, 500 kv				190	500
	LT Garanhuns/ Pau Ferro, 500 kV				239	500
	LT Garanhuns/ Angelim I, 230 kV.				13	230

11.2.2.2.Substations

TDG – Transmissora Delmiro Gouveia S.A.

SPE	Total Investment R$ million	Transformation capacity	Investment up to 3Q13 R$ million	Location	Beginning of Operation	End of concession
SE – Pecém II, de 500/230 kV. SE – Aquiraz, de 230/69 kV.	*	*	3.600 MVA 450 MVA	CE	Oct-13 Nov-13	Jul-40 Jul-40

* Substation associated Transmission Line

Extremoz Transmissora do Nordeste - ETN S.A.

SPE	Total Investment R$ million	Investiment up to 3Q13 R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
SE – João Câmara III, 500/138 kV. SE – Campina Grande III, 500/230 kV. SE – Ceará Mirim II, 500/230 kV.	*	100.8	500/138 kV 500/230 kV 500/230 kV	RN PB RN	Jan-15	Oct-41

* Substation associated to Transmission Line

Interligação Elétrica Garanhuns S.A.

SPE	Total Investment R$ million	Investiment up to 3Q13 R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
SE – Garanhuns, 500/230 kV SE – Pau Ferro, 500/230 kV.	124,69 94,12	30.46 22.43	500/230 kV 500/230 kV	PE	Jun-14	Dec-41

Interligação Elétrica do Madeira S.A.

SPE	Total Investment R$ million	Investiment up to 3Q13 R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
Estação Retificadora CA/CC de 500 kV para +/- 600 kV, Estação Inversora CC/CA de +/- 600 kV para 500 kV.	1,380.1	1,223.8	3,150 MW 2,950 MW	RO SP	Jun-14	Feb-39

*associated Transmission Line

12. Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.13	Balance 06.30.13	Balance 09.30.13	Balance 12.31.13	Due Date	Index
Eletrobras	86.2	72.6	47.6	44.0	09.30.2018	5.0 % p.y.
Eletrobras	0.3	0.3	0.3	0.2	30.05.2015	5.0 % p.y.
Eletrobras	0.2	0.2	0.2	0.2	30.05.2016	5.0 % p.y.
Eletrobras	6.3	5.9	5.5	4.9	02.28.2017	5.0 % p.y.
Eletrobras	0.4	0.4	0.4	0.4	12.30.2018	IPCA
Eletrobras	7.0	6.4	6.0	5.4	04.30.2016	5.0 % p.y.
Instituições Financeiras
Banco do Brasil – 306.401.146	-	-	-	501.9	09.28.2018	CDI
Banco do Nordeste – Maq/Equip/Benf	318.9	308.1	291.8	281.0	06.30.2020	7.5 % p.y.
Banco do Nordeste – Finame (PSI-BK)	15.7	15.2	14.6	14.0	06.15.2020	4.5 % p.y.
Total	435.0	409.1	366.4	852.0

Foreign currency – ME - NA

13.Contracts

13.1.Loans and financing - R$ million

13.1.1.Parent company

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC+ FC)
By activity	60.2	183.1	183.0	180.6	177.5	67.6	852.0
Generation	5.4	128.4	128.3	125.9	125.1	0	513.1
Transmission	54.8	54.7	54.7	54.7	52.4	67.6	338.9
Energy tradings
By creditor	60.2	183.1	183.0	180.6	177.5	67.6	852.0
Eletrobras	12.7	12.6	12.5	10.1	7.0		55.1
Others	47.5	170.5	170.5	170.5	170.5	67.6	796.9

13.1.2.SPE

Sistema de Transmissão Nordeste S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity	18.1	19.0	20.0	21.0	22.0	100.1	200.2
Generation							0.0
Transmission	18.1	19.0	20.0	21.0	22.0	100.1	200.2
Energy tradings							0.0
By creditor	18.1	19.0	20.0	21.0	22.0	100.1	200.2
Banco do Nordeste do Brasil	17.5	18.4	19.4	20.4	21.4	99.3	196.4
Banco do Brasil	0.6	0.6	0.6	0.6	0.6	0.8	3.8

Integração Transmissora de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity	31	31	31	31	31	54.7	209.7
Generation							0.0
Transmission	31	31	31	31	31	54.7	209.7
Energy tradings							0.0
By creditor	31	31	31	31	31	54.7	209.7
Banco do Nordeste do Brasil							0.0
BNDES	31	31	31	31	31	54.7	209.7

Manaus Transmissora de Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity	28.5	32.5	38.6	40.2	41.9	697.7	879.4
Generation							0.0
Transmission	28.5	32.5	38.6	40.2	41.9	697.7	879.4
Energy tradings							0.0
By creditor	28.5	32.5	38.6	40.2	41.9	697.7	879.4
Banco do Nordeste do Brasil							0.0
Banco do Brasil							0.0
BNDES	22.4	22.6	22.8	23	23.2	294.8	408.8
BASA	6.1	9.9	15.8	17.2	18.7	402.9	470.6

Interligação Elétrica do Madeira S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity	118.7	116.6	155.3	176.1	176.1	1698.5	2.441.3
Generation							0.0
Transmission	118.7	116.6	155.3	176.1	176.1	1698.5	2.441.3
Energy tradings							0.0
By creditor	118.7	116.6	155.3	176.1	176.1	1698.5	2.441.3
Banco do Nordeste do Brasil							0.0
Banco do Brasil							0.0
BNDES	118.7	116.6	116.6	116.6	116.6	1197.8	1.782.9
FNO			7.3	17.6	17.6	239.3	281.8
Others			31.4	41.9	41.9	261.4	376.6

Norte Energia S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity	0.0	0.0	0.0	180.0	422.0	9.696.0	10.298.0
Generation	0.0	0.0	0.0	180.0	422.0	9.696.0	10.298.0
Transmission							0.0
Energy tradings							0.0
By creditor	0.0	0.0	0.0	180.0	422.0	9.696.0	10.298.0
BNDES				114.0	253.0	5.797.0	6.164.0
CEF				52.0	131.0	3.033.0	3.216.0
Others				14.0	38.0	866.0	918.0

ESBR Participações S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity	484.5	517.0	517.0	517.0	517.1	7.689.6	10.242.2
Generation	484.5	517.0	517.0	517.0	517.1	7.689.6	10.242.2
Transmission							0.0
Energy tradings							0.0
By creditor	484.5	517.0	517.0	517.0	517.1	7.689.6	10.242.2
Banco do Nordeste do Brasil	11.8	11.9	11.9	11.9	11.9	175.4	234.8
Banco do Brasil	68.3	73.1	73.1	73.1	73.1	1.083.1	1.443.8
BNDES	240.8	257.0	257.0	257.0	257.1	3.836.9	5.105.8
Banco Itaú BBA	46.1	49.3	49.3	49.3	49.3	731.2	974.5
-CEF	68.3	73.1	73.1	73.1	73.1	1.083.1	1.443.8
Bradesco	49.2	52.6	52.6	52.6	52.6	779.9	1.039.5

Energética Águas da Pedra S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity	34.0	34.0	33.7	33.4	33.4	269.9	438.4
Generation	34.0	34.0	33.7	33.4	33.4	269.9	438.4
Transmission							0.0
Energy tradings							0.0
By creditor	34.0	34.0	33.7	33.4	33.4	269.9	438.4
Banco do Nordeste do Brasil							0.0
Banco do Brasil							0.0
BNDES	34.0	34.0	33.7	33.4	33.4	269.9	438.4

Transmissora Delmiro Gouveia S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity	154	0	0	0	0	0	154.0
Generation							0.0
Transmission	154						154.0
Energy tradings							0.0
By creditor	154	0	0	0	0	0	154.0
Banco do Nordeste do Brasil	154						154.0

São Pedro do Lago S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity	5.2	5.0	5.0	5.0	5.0	54.3	79.5
Generation	5.2	5.0	5.0	5.0	5.0	54.3	79.5
Transmission							0.0
Energy tradings							0.0
By creditor	5.2	5.0	5.0	5.0	5.0	54.3	79.5
Banco do Nordeste do Brasil							0.0
Banco do Brasil							0.0
BNDES	5.2	5.0	5.0	5.0	5.0	54.3	79.5

Pedra Branca S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity	5.1	4.9	4.9	4.9	4.9	52.7	77.4
Generation	5.1	4.9	4.9	4.9	4.9	52.7	77.4
Transmission							0.0
Energy tradings							0.0
By creditor	5.1	4.9	4.9	4.9	4.9	52.7	77.4
Banco do Nordeste do Brasil							0.0
Banco do Brasil							0.0
BNDES	5.1	4.9	4.9	4.9	4.9	52.7	77.4

Sete Gameleiras S.A.

Loans and financing	2014	2015	2016	2017	2018	After 2018	Total (LC + FC)
By activity	5.1	4.9	4.9	4.9	4.9	52.8	77.5
Generation	5.1	4.9	4.9	4.9	4.9	52.8	77.5
Transmission							0.0
Energy tradings							0.0
By creditor	5.1	4.9	4.9	4.9	4.9	52.8	77.5
Banco do Nordeste do Brasil							0.0
Banco do Brasil							0.0
BNDES	5.1	4.9	4.9	4.9	4.9	52.8	77.5

14.Number of employees  (headcount)

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	136	136	136	147
6 to 10	183	181	181	122
11 to15	54	54	54	111
16 to 20	-	-	-	-
21 to 25	183	182	151	2
Beyond 25	346	346	326	382
Total	902	899	848	764

Transmission

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	269	281	284	396
6 to 10	429	429	375	253
11 to15	95	94	146	262
16 to 20	1	2	2	2
21 to 25	222	222	178	8
Beyond 25	998	995	867	732
Total	2,014	2,023	1,852	1,653

Administration

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	370	368	366	378
6 to 10	405	403	378	268
11 to15	23	12	30	145
16 to 20	2	13	14	15
21 to 25	691	692	612	4
Beyond 25	1,169	1,171	990	1,182
Total	2,660	2,659	2,390	1,992

14.2.By region

State	Number of employees
	1Q13	2Q13	3Q13	4Q13
Bahia	2,052	2,053	1,858	1,667
Pernambuco	2,795	2,796	2,569	2,156
Ceará	376	381	355	314
Piauí	353	351	308	272

14.3.By departments

Department	Number of employees
	1Q13	2Q13	3Q13	4Q13
Field	3,461	3,464	3,196	2,866
Administrative	2,115	2,117	1,894	1,543

15.Complementary work force – NA

16.Turn-over

1Q13	2Q13	3Q13	4Q13
1.15	0.29	4.85	10.44

Marketletter

Balance Sheet

(R$ thousand)

Assets	Parent Company			Consolidated
	12.31.2013	12.31.2012 (resubmitted)	01.01.2012 (resubmitted)	12.31.2013	12.31.12 (resubmitted)	01.01.2012 (resubmitted)
CURRENT ASSETS
Cash and cash equivalents	272,874	367,539	197,898	395,324	423,018	357,794
Marketable securities	1,661,925	722,818	763,401	1,661,925	722,818	763,401
Clients	942,075	525,267	928,937	960,456	525,680	611,149
Concession compensation	331,364	1,225,471	-	331,364	1,225,471	-
Concession financial assets	93,074	189,151	554,294	271,361	189,151	554,294
Taxes and social contribution	205,243	219,946	82,525	208,638	222,759	85,295
Compensation rights	199,031	222,950	399,864	199,031	222,950	405,512
Stored materials	57,000	57,231	51,423	57,000	57,231	53,324
Derivative financial instruments	108,339	249,265	191,919	108,339	249,265	191,919
Other assets	204,280	169,442	131,003	204,288	171,659	96,148
	4,075,205	3,949,080	3,301,264	4,397,726	4,010,002	3,118,836
NON-CURRENT ASSETS

LONG-TERM ASSETS
Marketable securities	205	222	950	205	222	950
Clients	210,302	57,629	-	210,302	57,629	2,997
Concession compensation	193,296	527,029	-	193,296	527,029	-
Concession financial assets	2,697,649	2,118,248	4,010,922	4,185,989	3,928,347	5,426,476
Taxes and social contribution	58,533	85,116	110,339	142,159	141,680	132,909
Derivative financial instruments	107,816	223,099	185,031	107,816	223,099	185,031
Linked collateral and deposits	290,420	534,337	446,906	298,920	536,512	448,144
Advances for future capital increase	21,618	52,216	246,162	21,618	52,216	28,833
Credit by CERON	1,325,397	1,052,533	701,577	1,325,397	1,052,533	701,577
Other assets	184	179	165,454	184	179	168,355
	4,905,420	4,650,608	5,867,341	6,485,886	6,519,446	7,095,272
Investments	2,829,838	2,560,296	1,644,551	2,145,400	1,721,790	1,089,247
Property, plant and equipment	7,826,423	8,321,415	9,442,600	7,826,431	8,321,530	9,450,358
Intangible	23,412	14,655	20,158	23,412	14,655	26,436
	15,585,093	15,546,974	16,974,650	16,481,129	16,577,421	17,661,313
Total Assets	19,660,298	19,496,054	20,275,914	20,878,855	20,587,423	20,780,149

Marketletter

Liabilities and Equity	Parent Company			Consolidated
	12.31.2013	12.31.2012 (resubmitted)	01.01.2012 (resubmitted)	12.31.2013	31.12.2012 (resubmitted)	01.01.2012 (resubmitted)
Current Liabilities
Suppliers	496,856	646,415	672,506	558,736	678,323	691,955
Loans and financing	461,074	457,908	387,803	505,285	512,130	495,301
Debentures	-	-	-	12,804	1,305	-
Taxes and social contributions	71,287	57,314	77,478	73,725	63,249	80,944
Shareholders remuneration	102,386	647	18,293	102,386	647	18,293
Estimated obligations	219,570	346,632	214,504	219,570	346,854	223,454
Sector charges	274,576	218,610	236,379	279,396	218,610	244,713
Derivative financial instruments	223,099	185,031	261,489	225,423	185,757	261,489
Advance payment by customers	48,910	45,583	44,098	48,910	45,583	44,098
Other liabilities	365,320	354,045	385,572	365,335	354,061	128,637
	2,263,078	2,312,185	2,298,122	2,391,570	2,406,519	2,188,884
Non-Current Liabilities
Loans and financing	3,724,661	4,221,480	4,283,935	4,427,367	5,052,095	4,810,174
Debentures	-	-	-	205,878	68,015	-
Tax and social contribution	17,392	36,827	13,609	110,161	105,725	44,112
Estimated obligations	7,929	-	138,015	7,929	-	138,015
Provisions for risks	587,045	941,513	915,284	587,045	941,805	927,783
Sector charges	-	18,501	17,052	-	18,501	20,239
Derivative financial instruments	107,816	223,099	185,031	195,378	252,314	185,031
Advance payment by customers	776,252	830,234	879,452	776,252	830,234	879,452
Advance for future capital increase	13,330	218,104	1,127,731	13,330	218,104	1,127,731
Post-retirement benefits	68,822	52,312	58,535	68,822	52,312	60,234
Other liabilities	159,012	88,794	99,163	160,162	88,794	138,509
	5,462,259	6,630,864	7,717,807	6,552,324	7,627,899	8,331,280
	7,725,337	8,943,049	10,015,929	8,943,894	10,034,418	10,520,164
Equity
Social Capital	11,563,279	9,326,355	8,200,406	11,563,279	9,326,355	8,200,406
Capital Reserves	-	2,011,460	2,011,460	-	2,011,460	2,011,460
Profit reserves	126,605	-	50,685	126,605	-	50,685
Aditional proposed dividends	305,053	-	50,200	305,053	-	50,200
Other comprehensive income	(59,976)	(49,837)	(52,766)	(59,976)	(49,837)	(52,766)
Accumulated losses	-	(734,973)	-	-	(734,973)	-
	11,934,961	10,553,005	10,259,985	11,934,961	10,553,005	10,259,985
Total	19,660,298	19,496,054	20,275,914	20,878,855	20,587,423	20,780,149

Marketletter

Statement of Income

(R$ thousand)

	PARENT COMPANY		CONSOLIDATED
	2013	2012 (Resubmitted)	2013	2012 (Resubmitted)
NET OPERATIONAL REVENUE	4,590,247	4,479,552	4,855,949	5,024,988
OPERATIONAL COST
Electric Energy Cost
Electric Energy purchased for resale	(75,732)	(82,954)	(75,732)	(82,954)
Charges for transmission network usage	(556,006)	(617,433)	(544,198)	(617,356)
	(631,738)	(700,387)	(619,930)	(700,310)
Operation Cost
Personnel, Material and third-part related service	(845,917)	(748,400)	(850,482)	(773,403)
Hydric resources usage	(207,335)	(199,829)	(207,335)	(199,829)
Depreciation and Amortization	(420,815)	(442,520)	(420,815)	(447,558)
Others	(15,907)	(61,014)	(16,766)	(61,007)
	(1,489,974)	(1,451,763)	(1,495,398)	(1,481,797)
Service Cost third part related service	(22,625)	(15,231)	(22,625)	(15,231)
Construction Service	(194,589)	(193,701)	(331,410)	(584,407)
	(2,338,926)	(2,361,082)	(2,469,363)	(2,781,745)
GROSS PROFIT	2,251,321	2,118,470	2,386,586	2,243,243
OPERATIONAL EXPENSE	(601,036)	(1,910,054)	(604,570)	(2,001,475)
SERVICE RESULT	1,650,285	208,416	1,782,016	241,768
EQUITY EQUIVALENCY RESULT	68,763	(81,627)	69,572	17,085
FINANCIAL RESULT	(434,741)	(201,450)	(567,640)	(327,926)
OPERATIONALRESULT BEFORE 12,783/13 LAW	1,284,307	(74,661)	1,283,948	(69,073)
Loss with indemnty concessions	-	(686,138)	-	(686,138)
OPERATIONAL RESULT AFTER 12,783/2013 LAW	1,284,307	(760,799)	1,283,948	(755,211)
Income tax and social contribution	(25,405)	11,416	(25,405)	11,416
Diferred Income tax and Social Contribution	9,414	(36,275)	9,773	(41,863)
	(15,991)	(24,859)	(15,632)	(30,447)
NET PROFIT/(LOSS)	1,268,316	(785,658)	1,268,316	(785,658)
Result attributable to shareholders	1,261,721	(781,478)	1,261,721	(781,478)
Result not attributable to shareholders	6,595	(4,180)	6,595	(4,180)

Basic Profit/(Loss) per share (in reais)	8.39	(5.51)	8.39	(5.51)
Dilluted Profit/(Loss) per share (in reais)	8.38	(5.39)	8.38	(5.39)

Marketletter

Cash Flow

(R$ thousand)

	Parent Company		Consolidated
	2013	2012 (resubmitted)	2013	2012 (resubmitted)
Operating Activities
Income (Loss) before taxes	1,284,307	(760,799)	1,283,948	(755,211)
Adjustments in the conciliation of net income (loss) with cash generated
Depreciation and amortization	435,481	454,733	435,493	461,999
Accruals arrears	(30,989)	(2,686)	(30,989)	(2,686)
Monetary variation on assets	(150,629)	(129,281)	(150,629)	(148,739)
Monetary variation on liabilities	186,677	178,063	186,677	233,628
Financial charges	323,192	346,858	388,473	422,468
Equity method	(68,763)	81,627	(69,572)	(17,085)
Provision for credits of questionable liquidation	(698,280)	327,074	(698,280)	384,287
Operational provision	312,072	241,322	312,247	241,164
Property, plant and equipment and intangible sales	24,473	126,379	24,477	126,379
Derivatives	178,994	(133,804)	238,938	(103,863)
Financing assets - TIR	(2,439)	(289,978)	(170,622)	(408,442)
Provision for reduction of assets recoverable amount	165,334	482,334	165,334	482,334
Losses with renew concessions	-	686,138	-	686,138
Other financing expenses (revenues)	34,776	36,925	46,589	36,925
Other results	(10,139)	2,929	(10,139)	2,929
	1,984,067	1,647,834	1,951,945	1,642,225
Variation of operational asset and liabilities
Clients	203,336	472,420	185,368	160,020
Other Assets	(147,266)	(320,624)	(182,608)	(342,184)
Suppliers	(149,559)	(26,091)	(119,587)	(107,150)
Other liabilities	(780,950)	(268,242)	(773,843)	186,217
	(874,439)	(142,537)	(890,670)	(103,097)
Operating activities	1,109,628	1,505,297	1,061,275	1,539,128
Loans and financing charges payable	(339,263)	(318,753)	(400,457)	(320,480)
Income and social contribition charges payable	(9,692)	(130,194)	(9,692)	(130,194)
Concession compensation - receivable	1,311,337	-	1,311,337	-
Receipt of allowed annual revenue	24,179	510,142	178,702	511,253
Receipt equity remuneration	39,897	15,007	39,897	15,007
Legal deposits	243,917	(21,565)	237,592	(23,387)
	1,270,375	54,637	1,357,379	52,199
		(32,124)	255,674	(32,889)

Net operating activities	2,380,003	1,559,934	2,418,654	1,591,327
Financing Activities
Loans and financing obtained	96,232	166,865	127,332	377,906
Issue of debentures	-	-	154,632	67,158
Advance for future capital increase	-	140,753	-	140,753
Payment of financing and loans - Principal	(887,495)	(355,006)	(913,479)	(363,876)
Dividends Payment	-	(67,846)	-	(67,846)
Net financing activities	(791,263)	(115,234)	(631,515)	154,095
Investment Activities
Marketable and Securities	(939,090)	41,311	(939,090)	41,311
Acquisition of permanent and intangible assets	(128,846)	(77,839)	(128,846)	(77,882)
Acquisition of financing assets	(194,589)	(193,701)	(335,017)	(584,407)
Advance for shareholding participation	(370,430)	(1,022,091)	(361,430)	(977,424)
Acquisition of other investment	(28,832)	-	(28,832)	-
Future capital increase Advance	(21,618)	(22,739)	(21,618)	(22,739)
Net investment activities	(1,683,405)	(1,275,059)	(1,814,833)	(1,621,141)
Increase (decrease) in cash and cash equivalent	(94,665)	169,641	(27,694)	124,281
Cash and cash equivalent – beginning of period	367,539	197,898	423,018	357,794
Cash and cash equivalent – end of period	272,874	367,539	395,324	482,075

Marketletter

Results Analysis

The company presented in 4Q13 result 104% lower than the result for the 3Q13, from a profit of R$ 268,4 million in 3Q13, to loss of R$ 10.4 million in 4Q13, mainly due to the effects over the derivatives of the company and the invested company Energy Transmitting Station, which on 4Q13, presented financial expenses of R$ 85.7 million. In addition, in 4Q13 there was recognition of a provision for decrease in recoverable value of assets in the amount of R$ 165.3 million and provision for onerous contracts of R$ 67.3 million.

Operational Revenue

Generation:

The supply of electric energy has increased 0.7%, from R$ 385.0 million in 3Q13 to R$ 387.9 million in 4Q13. This variation has no significant impact on the result of the Company.

The electric power supply increased by 5.5%, from R$ 636.6 million in 3Q13 to R$ 671.6 million in 4Q13, mainly due to the increase in the energy generated by Tucuruí hydroelectric power plant, in the amount of R$ 19.1 million, due to the increased demand observed during the period.

The electricity traded in the short term has increased 294.2%, from R$ 61.7 million in 3Q13 to R$ 243.4 million in 4Q13. This favorable performance is explained by the increase of physical guarantee, by the addition of secondary energy and, mainly, by addition the value of the settlement Price of the differences (PLD) resulting from the weighted average in accounting, observed in the period.

The operation and maintenance of power plants presented reduction of 1.8%, from R$ 3.9 million in 3Q13 to R$ 3.8 million in 4Q13. This variation has no significant impact on the result of the Company.

Transmission:

The operation and maintenance of transmission lines presented increased by 3.4%, from R$ 67.0 million in 3Q13 to R$ 69.3 million in 4Q13. This variation has no significant impact on the result of the Company.

The construction revenue decreased by 30.5% from R$ 132.7 million in 3Q13, to R$ 92.3 million in 4Q13. The reduction in this item is explained by the decrease in the volume of construction in progress on the Company and the start of commercial operations of the invested companies Rio Branco Energy S/A and Station Transmitter Power S/A. In the company, the main increases observed are related to new infrastructure transmission lines in the amount of R$ 65.2 million and new additions to the transmission lines in progress, of R$ 9.7 million in LT Lechuga / Jorge Teixeira and R$ 9.8 million in LT Miramar Tucuruí.

The remuneration of financial assets decreased by 8.9%, from R$ 47.8 million in 3Q13 to R$ 43.6 million in 4Q13. This change has no significant impact on the result of the Company.

Other operational revenues

The multimedia communication services decreased by 5.0%, from R$ 19.5 million in 3Q13 to R$ 18.5 million in 4Q13. This change has no significant impact on the outcome of the Company.

The other operational revenue increased by 12.8%, from R$ 35.8 million in 3Q13 to R$ 40.4 million in 4Q13. This change has no significant impact on the result of the Company.

Operational Cost

The operational cost decreased by 10.9%, from R$ 695.3 million in 3Q13 to R$ 619.3 million in 4Q13. The main accounts and changes are highlighted below:

The electric energy purchased for resale increased by 3.3%, from R$ 19.5 million in 3Q13, to R$ 20.2 million in 4Q13. This change has no significant impact on the outcome of the Company.

The charges for use of electric energy network decreased by 0.8%, from R$ 131.4 million in 3Q13, to R$ 130.4 million in 4Q13. This change has no significant impact on the outcome of the Company.

Os custos com pessoal apresentaram redução de 27,6%, passando de R$ 214,9 milhões no 3T13, para R$ 155,7 milhões no 4T13. Esta redução se deve, basicamente, aos desligamentos promovidos pelos Programas de Incentivo ao Desligamento (PID), no período.

Marketletter

The personnel costs decreased by 27.6%, from R$ 214.9 million in 3Q13, to R  155.7 million in 4Q13. This reduction is due primarily to the employee retirements promoted by early retirement plan in the period.

The hydric resources use decreased by 19.7% from R$ 38.9 million in 3Q13, to R$ 31.2 million in 4Q13. This change has no significant impact on the outcome of the Company.

The construction cost was reduced by 29.2% from R$ 130.4 million in 3Q13, to R$ 92.3 million in 4Q13.

The others operational costs, on average, did not show significant variations or impacts in the Company results

Operational Expenses

The operational expense increased by 295.3%, from R$ 158.5 million in 3Q13 to R$ 626.6 million in 4Q13. The main accounts and changes are highlighted below:

Personnel expense decreased by 85.4%, from R$ 175.0 million in 3Q13, to R$ 25.5 million in 4Q13, mainly due to the reclassification of provision reversals relating to early retirement plan to the personnel operational expenses group in the amount of R$ 135.4 million.

The operational Provisions and reversals increased by 714.1%, from reversal of provision, in 3Q13, of R$ 55.1 million to a provision in 4Q13, from R$ 338.8 million, mainly due to provision for onerous contracts in the amount of R$ 67.3 million, to provision for participation in the profit of R$ 128.7 million, the additional provisions for risks in the amount of R$ 38.1 million. In addition, in 4Q13, the Company held reclassification of reversals of provisions relating to early retirement program to group of personnel operational expenses in the amount of R$ 135.4 million.

In 4Q13 there was recognition of a provision for reduction of assets recoverable value in the amount of R$ 165.3 million related to Samuel Hydroelectric Power Plants (R$ 102.2 million) and Curuá-Una (R$ 6.3 million) and Thermoelectric Santana (R$ 11.1 million) and Balbina (R$ 45.7 million).

The other operational expenses, on average, showed no significant changes or impacts on the results of the Company.

Financial Result

The financial revenue showed an increase of 33.6%, from R$ 70.2 million in 3Q13 to R$ 93.8 million in 4Q13. This increase relates primarily to the recognition of R$ 16.4 million for the indemnities monetary update of receiving grants.

Financial expenses showed increase of 95.4%, from R$ 143.7 million in 3Q13 to R$ 280.9 million in 4Q13. This variation refers primarily to the recognition of R$ 43.3 million in monetary and exchange variations more than in 3Q13, specially in the light of the increase of 6.3% on the dollar value in the period and the result determined by derivatives, of R$ 85.7 million in 4Q13.

Marketletter

 Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q13	2Q13	3Q13	4Q13
HEU Coaracy Nunes	78.00		152,529,95	166,802,23	161,214,37	114,564,00
Tucuruí Complex	8,535.00	4,140.00	12,666,669	13,427,509	7,334,793	5,761,256
HEU Samuel	216.75	92.70	188,123	210,946	115,740	206,311
HEU Curuá-Una	30.30	24.00	43,694	54,880	43,972	61,845
TEU Electron Use granted to Amazonas Energia	121.11		-	-	-	-
TEU Rio Madeira	119.35		-	-	-	-
TEU Santana	177.74		102,637.71	87,479.33	166,832.84	220,875.78
TEU Rio Branco I	18.65		-	-	-	-
TEU Rio Branco II	32.75		-	-	-	-
TEU Rio Acre	45.49		0,00	-	0.00	0.00
TEU Senador Arnon Afonso Farias de Mello Use granted to Boa Vista Energia as of February 10, 2010	85.99		-	-	-	-
Total	9,461.13

Unit	Location (State)	Beginning of Operation	End of Operation
HEU Coaracy Nunes	AP	Oct-75	Dec-42
Tucuruí Complex	PA	Nov-84	Jul-24
HEU Samuel	RO	Jul-89	Sep-29
HEU Curuá-Una	PA	Jul-77	Jul-28
TEU Electron Use granted to Amazonas Energia	AM	Jun-05	Jul-20
TEU Rio Madeira	RO	Apr-68	Spet-18
TEU Santana	AP	Jan-93	May-19
TEU Rio Branco I	AC	Feb-98	Jul-20
TEU Rio Branco II	AC	Apr-81	Jul-20
TEU Rio Acre	AC	Apr-94	Oct-20
TEU Senador Arnon Use granted to Boa Vista Energia as of February 10, 2010	RR	1st Unit (turb. 2) dec/1990; 2nd Unit (turb. 1) jun/1991; 3rd Unit (turb. 3) dec/1993	Aug-24

1.2.SPE

SPE	Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q13	2Q14	3Q14	4Q14
EAPSA - Energia Águas Da Pedra S.A.	UHE Dardanelos	261	154.9	457,808.09	502,925.36	98,980.7	273,678.53
Amapari Energia S.A.	UTE Serra do Navio	23.28	21.00	38,085.00	32,722.00	31,838.00	32,976.00

Unit	Participation %	Location (State)	Beginning of Operation	End of Operation
EAPSA - Energia Águas da Pedra S.A. UHE Dardanelos	24.5	MT	Aug-11	Jul-42 (35 years)
Amapari Energia S.A. UTE Serra do Navio	49	AP	Jun-08	May-37
Brasventos Miassaba 3 Geradora de Energia S.A	24.50	RN	Feb-14	Aug-45 (35 years)
Brasventos Eolo Geradora de Energia S.A.	24.50	RN	Feb-14	Dec-45 (35 anos)
Rei dos Ventos 3 Geradora de Energia S.A.	24.50	RN	Feb-14	Dec-45 (35 years)

Marketletter

2.Electric energy purchased for resale

2.1.Own assets

System	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras	MWh	-	-	-	-
	R$ million	-	-	-	-
Others	MWh	204,776.2	203,249.9	204,624.8	216,547.5
	R$ million	16.9	19.0	19.6	20.2

2.2.SPE - NA

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783 Law (not from quotas)

Buyer	Sale model	1Q13		2Q13		3Q13		4Q13
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	35.12	285,152.68	35.09	284,404.38	36.58	291,650.36	40.63	315,652.23
	B	-	-	-	-	-	-	-	-
Others	A	255.94	2,407,969.30	242.09	2,240,482.58	249.16	2,255,418.43	307.81	2,693,204.44
	B	604.43	5,676,686.12	623.49	5,819,380.36	726.36	6,264,722.16	710.64	6,192,961.92
Total	A	291.06	2,693,121.98	277.18	2,524,886.96	285.74	2,547,068.79	348.44	3,008,856.67
	B	604.43	5,676,686.12	623.49	5,819,380.36	726.36	6,264,722.16	710.64	6,192,961.92

A - Through auction

B - Through free market agreements or bilateral contracts

3.1.2. Energy sold by enterprises affected by 12,783 Law - O&M

Buyer	Sale model	1Q13		2Q13		3Q13		4Q13
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Sistema Eletrobras	A
	B
Outros	A	6.95	200,587.58	2.10	166,331.23	2.72	160,884.59	2.72	114,239.21
	B
Total	A	6.95	200,587.58	2.10	166,331.23	2.72	160,884.59	2.72	114,239.21
	B

A - Through auction

B - Through free market agreements or bilateral contracts

3.2.SPE

Buyer	Sale model	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras System	A	R$ Million	0	0	0
		MWh	0	0	0
	B	R$ Million	0	0	0
		MWh	0	0	0
Others	A	R$ Million	50.34	47.80	49.2	53.5
		MWh	332,767.86	310,591.00	311,165	333,226
	B	R$ Million	10.47	10.79	10.81	32.73*
		MWh	36,290.00	30,808.00	30,310.00	103,017.00*
Total	A	R$ Million	50.34	47.80	49.2	53.5
		MWh	332,767.86	310,591.00	311.165	333.226
	B	R$ Million	10.47	10.79	10.81	11.23
		MWh	36,290.00	30,808.00	30,310.00	31,461.00

(*)Considered the wind power plants, which are not yet in commercial operation [Revenue/Tests originary Energy].

Marketletter

4.CCEE settlement (Spot and MRE)

	Unit	1Q13	2Q13	3Q13	4Q13
Sale	R$ Million	457.542	344,778	364,948	1,124.215
	MWh	5,344,934.57	6,013,939.53	2,033,346.46	3,710,938.57
	MWaverage	2,473.362	2,753.635	920,900	1,681.440
Purchase	R$ Million	268.894	162.359	279.259	909.765
	MWh	1,007,182.32	826,029.28	3,282,194,06	6,567,945.40
	MWaverage	466.072	378.219	1,486.501	2,975.961
Net	R$ Million	188.648	182,419	85.689	214.45
	MWh	4,337,752.25	5,187,910.25	-1,248,847.60	-2.857,006.83
	MWaverage	2,007.289	2,375.417	-565.601	-1,294.521

5.Fuel for production of electric energy

Type	Unit	1Q13	2Q13	3Q13	4Q13
Diesel oil	litre	103,011,000	107,131,000	70,930,000	63,083,000
	R$ Million	217,188,925.00	249,117,133.20	162,649,474.80	145,059,308.30

6.Losses in generation - %

1Q13	2Q13	3Q13	4Q13
0.888	0.869	1.04	0.18

7.Average price– R$/MWh

7.1.Own assets

1Q13	2Q13	3Q13	4Q13
107.00	107.94	114.86	115.09

7.1.1 Own assets – Enterprises renewed in accordance with 12,783 Law – O&M

1T13	2T13	3T13	4T13
34.67	12.63	16.88	23.77

7.2.SPE

SPE	1Q13	2Q13	3Q13	4Q13
EAPSA Amapari	151.30 288.52	154.02 350.32	158.26 356.61	160.48 356.87
Miassaba 3	-	-	-	303.02
Eolo	-	-	-	296.83
Rei dos Ventos	-	-	-	299.06

Marketletter

8.Extension of transmission lines - Km

8.1.Own assets

       8.1.1.Transmission line

8.1.1.1. Transmission line – enterprises not affected by 12,783 Law

From - To	Extension (km)	Tension (Kv)	Beginning of Operation	End of Concession
Sistema Isolado	190.20	230
Boa Vista- Santa Elena	190.20	230	Jun/01	Aug/21
Sistema Interligado
São Luiz II - São Luiz III	35.94	230	May/10	Mar/38
Ribeiro Gonçalves - Balsas	95.00	230	Dec/11 Jan/39
P.Dutra – SE Miranda II				Jan/39

Sub-Total 230 kV	130.94
Total Sistema Interligado	130.94
Total	130.94

8.1.1.2. Transmission line – enterprises renewed in accordance with 12,783 Law – O&M

From - To	Extension (km)	Tension (Kv)	Beginning of Operation	End of Concession

Sistema Isolado
Sub-Total 230 kV	190,20
Coaracy Nunes - Santana - C1	108,00	138	Oct/75	Dec/42 (1)
Coaracy Nunes - Santana - C2	109,00	138	Feb/05	Dec/42 (1)
Santana - Portuária	4,00	138	Apr/96	Dec/42 (1)
Coaracy Nunes - Tartarugalzinho	87,00	138	Jun/00	Dec/42 (1)

Sub-Total 138 kV	308,00
Santana - Macapá II	20,00	69	Nov/96	Dec/42 (1)
Santana - Equatorial	13,00	69	Aug/00	Dec/42 (1)
Tartarugalzinho - Calçoene	130,00	69	Dec/01	Dec/42 (1)
Tartarugalzinho - Amapá	17,00	69	Feb/02	Dec/42 (1)
Santana - Santa Rita	12,60	69	Dec/07	Dec/42 (1)
Equatorial - Santa Rita	5,09	69	Sep/08	Dec/42 (1)
Sub-Total 69 kV	197,69
Total Sistema Isolado	695,89
Sistema Interligado
Colinas - Miracema	173,97	500	Mar/99	Dec/42
Imperatriz - Colinas	342,60	500	Mar/99	Dec/42
Imperatriz – Marabá - C1	181,09	500	Apr/81	Dec/42
Imperatriz – Marabá - C2	181,82	500	Mar/88	Dec/42
Tucuruí – Marabá – C1	222,14	500	Oct/81	Dec/42
Tucuruí – Marabá – C2	221,70	500	Feb/88	Dec/42
Tucuruí - Vila do Conde	327,10	500	Dec/81	Dec/42
Tucuruí (Usina) - Tucuruí (Se)	10,71	500	Nov/84 a May/05	Jul/24 (3)
Pres. Dutra - Boa Esparança	205,39	500	Jan/00	Dec/42
Imperatriz - Pres. Dutra - C1	386,60	500	Oct/82	Dec/42
Imperatriz - Pres. Dutra - C2	385,30	500	Jan/00	Dec/42
Miranda II - Pres. Dutra – C1	195,50	500	Jul/84	Dec/42
São Luiz II - Miranda II – C2	106,80	500	Mar/86	Dec/42
Sub-Total 500 kV	3,243.32	500		Dec/42
Altamira - Rurópolis	330,02	230	Oct/88	Dec/42
Guamá - Utinga - C1	19,40	230	Dec/81	Dec/42

Marketletter

From - To	Extension (km)	Tension (Kv)	Beginning of Operation	End of Concession
Guamá - Utinga - C2	19,40	230	Dec/81	Dec/42
Tucuruí - Altamira	317,60	230	Jun/98	Dec/42
Utinga - Castanhal	69,27	230	Dec/94	Dec/42
Castanhal - Santa Maria	25,04	230	Dec/94	Dec/42
Vila do Conde - Guamá - C1	49,30	230	Apr/81	Dec/42
Vila do Conde - Guamá - C2	49,30	230	Dec/82	Dec/42
Marabá - Carajás	145,00	230	Oct/04	Dec/42
Carajás - Integradora	83,00	230	Aug/08	Dec/42
Imperatriz - Porto Franco	110,10	230	Oct/94	Dec/42
São Luiz II - Miranda II	105,30	230	Nov/02	Dec/42
São Luiz II - São Luiz I - C1	18,60	230	Jan/83	Dec/42
São Luiz II - São Luiz I – C2	19,00	230	Sep/88	Dec/42
Miranda II - Peritoró	94,20	230	Dec/02	Dec/42
Pres. Dutra - Peritoró	115,00	230	Mar/03	Dec/42
Peritoró - Coelho Neto	223,00	230	Jul/06	Dec/42
Coelho Neto - Teresina	127,10	230	Sep/06	Dec/42
São Luiz II - UTE São Luiz	0,05	230	Jan/82	Dec/42
Barra Peixe – Rondonópolis – C1	217,00	230	Oct/97	Dec/42
Rondonópolis - Coxipó - C1	187,80	230	Sep/88	Dec/42
Rondonópolis - Coxipó - C2	187,80	230	Jul/84	Dec/42
Coxipó - Nobres	112,41	230	Sep/96	Dec/42
Nobres – Nova Mutum - C1	104,57	230	Sep/96	Dec/42
Nova Mutum – Lucas do Rio Verde - C1	93,80	230	Sep/96	Dec/42
Lucas do rio Verde - Sorriso C-1	52,50	230	Sep/96	Dec/42
Sinop - Sorriso C-1	86,43	230	Sep/96	Dec/42
Barra Peixe – Rondonópolis – C2	216,79	230	Mar/08	Dec/42
Rio Verde (C. Magalhães) - Rondonópolis	177,83	230	Jul/83	Dec/42
Jauru - Coxipó - C1	366,00	230	Jun/03	Dec/42
Jauru - Coxipó - C2	366,00	230	Jun/03	Dec/42
Abunã - Rio Branco	302,00	230	Nov/02	Dec/42
Ariquemes - Jarú	83,82	230	Sep/94	Dec/42
Jarú - Ji-Paraná	80,69	230	Sep/94	Dec/42
Samuel - Ariquemes	151,60	230	Aug/94	Dec/42
Samuel - Porto Velho – C1	40,55	230	Jul/89	Dec/42
Samuel - Porto Velho – C2	40,55	230	Jul/89	Dec/42
Samuel (Usina) - Samuel (SE)	2,85	230	Jul/89	Sep/29 (3)
Porto Velho - Abunã	188,00	230	May/02	Dec/42
Ji-Paraná - Pimenta Bueno	117,80	230	Jun/08	Dec/42
Pimenta Bueno – Vilhena	160,20	230	Oct/08	Dec/42
Sub-Total 230 kV	5,256.67
Tucuruí-Vila - Cametá	214,21	138	Aug/98	Dec/42
Curuá-Uma - Tapajós-Celpa	68,80	138	Jan/06	Jul/28(3)
Coxipó - São Tadeu	44,17	138	Jul/81	Dec/42
São Tadeu - Jaciara	77,92	138	Jul/81	Dec/42
Jaciara - Rondonopolis-Cemat	70,00	138	Jul/81	Dec/42
Couto Magalhães - Rondonopolis-Cemat	176,00	138	Apr/81	Dec/42
Sub-Total 138 kV	651,10
Tucuruí - Tucuruí Vila	2,30	69	Jul/97	Dec/42
Tucuruí (Usina) - Tucuruí (SE)	1,40	69	Jan/80	Dec/42
Tucuruí (Usina) - Tucuruí (SE)	1,40	69	Dec/85	Dec/42
Sub-Total 69 kV	5,10
Total Sistema Interligado	9,156.19
Total	9,852.08

Total Geral	9,983.02

Marketletter

8.1.2. Substation

8.1.2.1. Substation  – enterprises not affected by 12,783 Law

Substation	Transformation capacity	Location	Beginning of Operation	End of Operation

Ribeiro Gonçalves	350.00	Maranhão	04/11	Jan/39
Balsas	100.00	Maranhão	04/11	Jan/39
São Luis III	300.30	Maranhão	30/10	Mar/38
Miranda II (ATR1)	450.00	Maranhão	28/10	Jan/39
Lucas do Rio Verde (Só Autotrafo)	75.00	Mato Grosso	28/13	Jun/41
Nobres	200.00	Mato Grosso	20/13	Dec/41
Total	1,475.30

8.1.2.2. Substation  – enterprises renewed in accordance with 12,783 Law – O&M

Substation	Transformation capacity	Location	Beginning of Operation	End of Operation

Altamira	120.30	Pará	06/98	Dec/42
Cametá	23.55	Pará	08/98	Dec/42
Carajás	0.30	Pará	11/06	Dec/42
Guamá	354.00	Pará	12/81	Dec/42
Marabá	1.063.80	Pará	10/81	Dec/42
Rurópolis	200.60	Pará	12/98	Dec/42
Santa Maria	500.15	Pará	09/95	Dec/42
Tucuruí	619.00	Pará	10/81	Dec/42
Transamazônica	60.30	Pará	12/98	Dec/42
Tucuruí-Vila	58.44	Pará	06/99	Dec/42
Utinga	602.00	Pará	12/81	Dec/42
Vila do Conde	3.549.40	Pará	12/81	Dec/42
São Luis I	401.73	Maranhão	12/82	Dec/42
São Luis II	2.079.00	Maranhão	12/82	Dec/42
Miranda II	500.60	Maranhão	06/98	Dec/42
Peritoró	300.11	Maranhão	12/82	Dec/42
Presidente Dutra	747.61	Maranhão	12/82	Dec/42
Coelho Neto	130.00	Maranhão	01/00	Dec/42
Imperatriz	1.842.17	Maranhão	12/82	Dec/42
Porto Franco	266.50	Maranhão	02/94	Dec/42
Colinas	1.50	Tocantins	03/99	Dec/42
Miracema	362.50	Tocantins	03/99	Dec/42
Barra do peixe	150.60	Mato Grosso	11/93	Dec/42
Couto Magalhães	15.11	Mato Grosso	10/81	Dec/42
Coxipó	571.20	Mato Grosso	07/87	Dec/42
Jauru	600.45	Mato Grosso	06/03	Dec/42
Nova Mutum	60.60	Mato Grosso	09/96	Dec/42
Rondonopolis	200.90	Mato Grosso	07/83	Dec/42
Sinop	356.00	Mato Grosso	09/96	Dec/42
Sorriso	60.60	Mato Grosso	09/96	Dec/42
Epitaciolândia	22.10	Acre	03/08	Dec/42 (2)
Sena Madureira	18.75	Acre	10/08	Dec/42 (2)
Rio Branco	422.95	Acre	11/12	Dec/42
Ariquemes	120.30	Rondônia	08/94	Dec/42
Ji-Paraná	320.60	Rondônia	09/94	Jan/42
Porto Velho	525.60	Rondônia	07/89	Dec/42
Abunã	110.60	Rondônia	05/02	Dec/42
Samuel	0.30	Rondônia	07/89	Dec/42
Pimenta Bueno	110.60	Rondônia	06/08	Dec/42
Vilhena	120.60	Rondônia	10/08	Dec/42
Jaru	30.15	Rondônia	09/97	Dec/42
Coaracy Nunes	40.08	Amapá	11/75	Dec/42 (1)
Portuária	20.05	Amapá	04/96	Dec/42 (1)
Amapá	10.08	Amapá	12/01	Dec/42 (1)
Tartarugalzinho	40.22	Amapá	06/00	Dec/42 (1)
Calçoene	10.08	Amapá	05/02	Dec/42 (1)
Santana	120.45	Amapá	10/75	Dec/42 (1)
Santa Rita	80.03	Amapá	12/07	Dec/42 (1)
Equatorial	79.95	Amapá	08/00	Dec/42 (1)
Macapá II	53.43	Amapá	11/96	Dec/42 (1)
Boa Vista	201.65	Roraima	07/01	Dec/42 (1)
Total	18,257.57
Total Geral	19,732.87

8.2.SPE

8.2.1.Transmission Lines

SPE	Transmission lines From – To	Participation %	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SE Seccionadora Cuiabá	49	193	230	Aug-05	Fev-34
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	37	695	500	May-08	Abr-36
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) e Maggi - Nova Mutum (MT), SE Juba e SE Maggi - 230/138 kV	49.7	402	230	Sep-09	Mar-38
Transmissora Matogrossense de Energia S.A. – TME	LT Jauru / Cuiabá, em 230 kV, Mato Grosso	49	348	500	Nov-11	Nov-39
Rio Branco Transmissora de Energia S.A. (Ações transferidas para a Eletrobrás Eletronorte- Despacho ANEEL 2350, de 01/06/2011)	Porto Velho (RO) – Abunã (RO) - Rio Branco (AC)	100	487	230	CE: Sep-12 LT: Jan-13	Sep-39
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SE Silves (ex-Itacoatiara) e SE Lechuga (ex-Cariri)	30	559	500	Mar-13	Oct-38

8.2.2.Substation

SPE	Transmission lines From – To	Participation %	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Estação Transmissora de Energia S.A. (Shares transferred to Eletrobras Eletronorte-Dispatch ANEEL 3532, de 11.23.10)	Converter Station 01 CA/CC, 500/±600 KV and Inverter Station 01 CC/CA, ±600/500 kV	100.00	-	500/ ±600	Mar-13	Feb-39

9.Transmission losses - % - NA

10.Main investments of parent company – R$ million

Project	1Q13	2Q13	3Q13	4Q13	2013 budget	Revised
Generation	2.807	5.233	3.698	6.626	63.008	23.108
HPU Coaracy 2nd stage	0.399	0.28	0.198	0.060	22.000	1.500
Generation system maintenance	2.056	4.405	3.325	6.229	32.008	20.008
HPU Curuá-Una-Amplia	0.352	0.548	0.176	0.337	9.000	1.500
Transmission	-	-	0.000	0.000	6.900	0.100
TS Amapá	27.960	60.258	79.048	140.645	547.289	382.431
Reinforcement of the Isolated System	0.007	0.000	0.000	0.027	0.200	0.200
TS North/Northeast-Maranhão	0.090	0.194	1.124	1.242	11.470	6.500
Transmission system maintenance	0.643	2.515	0.429	2.136	14.746	8.000
Reinforcement of interconnected system	6.899	5.896	5.976	18.207	71.500	52.000
Extension of transmission system	20.321	51.653	71.518	119.033	442.473	315.731
Others	7.294	8.131	4.380	9.136	49.340	42.590
Preservation and conservation	5.313	4.749	3.023	2.321	32.340	25.340
Infrastructure	-	-	0.000	0.000	1.050	0.500
Infrastructure	0.264	0.024	0.007	0.019	1.050	0.850
Infrastructure	1.717	2.912	0.458	6.796	12.900	13.900
Headquarters	-	0.446	0.892	0.000	2.000	2.000
Total	38.061	73.623	87.126	156.407	659.637	448.129

11.New investments

11.1.Generation

11.1.1.Own assets - NA

11.1.2.SPE

SPE	Unit	Participacion %	Location (State)	Total of Investment R$ million	Investment up to 3Q13 R4 million	Installed Capacity MW	Assured Energy	Beginning of Operation	Beginning of Construction	End of concession
Brasventos Miassaba 3 Geradora de Energia S.A	Miassaba 3 Wind Power Plant	24.50	RN	263.6	251.9	68.47	22.8	Feb-14	Nov-11	Aug-45 (35 years)
Brasventos Eolo Geradora de Energia S.A.	Rei dos Ventos 1 Wind Power Plant	24.50	RN	226.3	217.3	58.45	21.9	Feb-14	May-12	Dec-45 (35 years)
Rei dos Ventos 3 Geradora de Energia S.A.	Rei dos Ventos 3 Wind Power Plant	24.50	RN	226.3	218.6	60.12	21.1	Feb-14	Feb-12	Dec-45 (35 years)
Norte Energia S.A.	HEU Belo Monte	19.98	PA	29.375,00	12,478.4	11,233	4,571	Feb-15	Jun-11	Aug-45 (35 years)
---	UHE Sinop	24,50%	MT	1,804.8	400.0	-	239,8	Jan/18	Apr/14	Jan/49

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

From - To	Total of investment R$ million	Extension of lines - KM	Tension	Beginning of Operation	End of concession
Jorge Teixeira – Lechuga (AM)	35.533	30	230	Feb/13	Jul/40
Jorge Teixeira – Lechuga (AM) SE Lechuga (leilão 02/12	58.000	30	230	Apr/14	May/42

11.2.1.2.Substations

SE	Total of investment R$ million	Transformation capacity	Location	Beginning of Operation	End of concession
SE Rio Branco I – AT2 230/138/13,8KV	10.516 (basis dec/2010)	55 MVA	AC	Set/13	Set / 43
SE Nobres – AT1/AT2 230/138kV	16.968 (basis sep/2011)	100 MVA	MT	Out/13	Out/41
SE Sinop - AT3 230/138kV	11.937 (basis jun/11)	100 MVA	MT	Set/13	Set/43
SE Miracema TR2 500/138/13,8kV	25.6 (basis dec/10)	3 x 60 MVA	MA	Out/13	Out/43

11.2.2.SPE

11.2.2.1.Transmission lines

SPE	From-To	Participation %	Total of investment R$ million	Invest. up to 3Q2013 R$ million	Extension of lines KM	Tension	Beginning of Operation	End of concession
Norte Brasil Transmissora de Energia S.A	Coletora Porto Velho (RO) – Araraquara (SP)	24,50	2,925.9	2.503,7	2,375	±600	07/14	Fev/39
Linha Verde Transmissora de Energia S.A.	Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT)	49,00	602.2	357.2	987	230	Jul/14 (prev.)	Nov/39
Transnorte Energia S.A.	Eng. Lechuga (AM) - Equador (RR) and Equador (RR) - Boa Vista (RR), double circuit and SEs Equador (RR) Boa Vista (RR)	49,00	1,072.00	71.8	715	500	LT: Jan-14 CE: Oct-14	Jan/42

11.2.2.2.Substations - NA

12. Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.13	Balance 06.30.13	Balance 09.30.13	Balance 12.31.13	Due Date	Index
Eletrobras ECF-1424/96	18,39	0	0	0	06/30/18	RGR +16.95% p.y.
Eletrobras ECF-1545/97	66,68	0	0	0	03/30/18	RGR +17.03% p.y.
Eletrobras ECF-1679/97	0,12	0	0	0	08/30/13	RGR +11.75% p.y.
Eletrobras ECF-2092/01	232,69	227,32	218,63	213,30	12/30/23	RGR +8.42% p.y.
Eletrobras ECF-2272/02	402,22	383,07	355,46	336,41	05/30/18	RGR+ 7% p.y.
Eletrobras ECF-2273/02	93,79	88,67	81,38	76,29	09/30/17	RGR+ 7% p.y.
Eletrobras ECF-2710/08	12,15	11,19	9,86	8,90	04/30/16	RGR+ 7% p.y.
Eletrobras ECF-2757/09	139,01	136,38	130,91	129,22	06/30/21	IPCA+ 7% p.y.
Eletrobras ECF-2758/08	27,37	26,86	25,78	25,37	06/30/21	IPCA +7% p.y.
Eletrobras ECF-2794/09	1,765.42	1,768,81	1.747,56	1,767,68	12/30/29	IPCA+ 7% p.y.
Eletrobras ECF-2785/09	35,62	34,84	33,44	0,00	09/30/21	IPCA+ 7% p.y.
Eletrobras ECF-2818/10	81,45	79,78	76,57	75,67	10/30/21	IPCA+ 7 % p.y.
Eletrobras ECF-2894/10	369.28	41,69	0	0	01/30/14	IPCA +7% p.y.
Eletrobras ECF-2934/11	379.85	383,83	382,27	382,81	06/30/23	IPCA+ 7% p.y.
Eletrobras ECF-3038/13	0	73,17	74,20	72,87	07/30/20	Selic
BNDES-03.2.782.3.1	357.38	331,63	306,19	280,74	09/15/16	TJLP+ 3.5% p.y.
BNDES-09.02.1355.1	34.03	33,06	32,12	31,18	11/15/24	TJLP +2.5% p.y.
BNDES-10.20.2677	11,41	11,16	10,92	10,68	11/15/24	TJLP + 2.5 % p.y.
Banco do Brasil	9,74	9,21	8,71	8,22	01/01/18	8.5% p.y.
Banco do Nordeste	70,73	70,48	69,57	68,57	06/03/31	8.5% p.y.
Banco do Brasil	2,80	6,53	6,53	6,54	12/01/26	8.5% p.y.
Banco da Amazônia	25,76	25,37	24,99	24,64	01/01/29	8.5% p.y.
BNDES-11.2.13181.1				139,74	03/15/27	TJLP+2.12 and 1.7 p.y.

Foreign currency – FC

Creditor	Balance 03.31.13	Balance 06.30.13	Balance 09.30.13	Balance 12.31.13	Due Date	Index
Eletrobras ECR-257/97 – BID	339.18	350.67	360.65	355.41	04/06/25	US$ + 6.83% p.y.
Eletrobras ECR-259/98 – CAF	26.82	29.83	23.75	25.21	08/04/15	Libor + 3.58% p.y.
Eletrobras ECR – 260/98 – Eximbank	153.65	152.09	156.20	145.76	04/06/25	YEN + 2.48% p.y.
Credit Balbina 121/0111	0.01	0.00	0.00	0.00	12/31/13	EUR + 3.5% p.y.
Credit National 121/0118	0.02	0.01	0.01	0.01	12/31/15	EUR +3.5% p.y.
Credit National 121/0122	0.25	0.16	0.17	0.04	12/31/16	EUR + 3.5% p.y.
D.M.L.P – National Teasury	1.24	0.89	0.92	0.47	04/15/14	US$ + 8% p.y.

13.Contracts

13.1.Loans and financing – R$ million

13.1.1.Parent company

Loans and financing	2013	2014	2015	2016	2017	After 2017	Total (LC + FC)
By activity
Generation		312.32	310.45	299.88	230.33	1,902.37	3,055.35
Transmission		135.93	118.36	115.82	110.10	624.97	1,105.18
Energy tradings		12.82	12.39				25.21
By creditor
Eletrobras		328.42	315.90	315.83	316.32	2,331.87	3,608.34
Others		132.65	125.30	99.87	24.1	195.48	577.40

13.1.2.SPE

Loans and financing	2013	2014	2015	After 2015
By activity
Generation	10,676,759,748.47	11,387,905,175.56	12,152,250,870.40	14,675,678,976.00
Transmission	3,865,565,966.29	3,886,319,999.42	3,761,440,330.64	3,238,824,878.22
Energy tradings
By creditor
BNDES	8,779,456,774.15	9,310,370,120.12	9,605,717,443.58	11,308,915,280.93
Others	5,762,868,940.61	5,963,855,054.86	6,307,973,757.46	6,605,588,573.13

14.Number of employees   (headcount)

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	51	39	32	24
6 to 10	209	220	227	234
11 to15	18	18	17	17
16 to 20	18	18	19	18
21 to 25	142	141	134	121
beyond 25	204	205	209	187
Total	642	641	638	601

Transmission

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	80	150	80	77
6 to 10	328	341	326	326
11 to15	58	9	56	58
16 to 20	39	16	39	40
21 to 25	175	294	167	159
beyond 25	543	434	534	447
Total	1,223	1,244	1,202	1,107

Administration

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	280	111	139	102
6 to 10	315	398	454	481
11 to15	10	56	8	7
16 to 20	17	42	18	11
21 to 25	373	238	341	312
beyond 25	567	687	555	451
Total	1,562	1,532	1,515	1,369

14.2.By region

State	Number of employees
	1Q13	2Q13	3Q13	4Q13
Acre	147	146	143	135
Amazonas	09	09	8	10
Amapá	189	188	186	177
Maranhão	363	361	356	346
Mato Grosso	230	229	223	205
Pará	524	521	512	444
Rondônia	262	260	254	235
Roraima	51	50	49	48
São Paulo	06	07	6	35
Tocantins	61	61	60	53
Tucuruí	292	292	292	281
Distrito Federal	1,293	1,293	1,266	1,108

14.3.By departments

Department	Number of employees
	1Q13	2Q13	313	4Q13
Field	1,865	1,885	1,840	1,708
Administrative	1,562	1,532	1,515	1,369

15.Complementary work force

Operational	1Q13	2Q13	3Q13	4Q13
	396	388	398	399

16.Turn-over

1Q13	2Q13	3Q13	4Q13
0.23	0.13	1.00	4.43

Balance Sheet

(R$ thousand)

Assets	12.31.2013	12.31.2012
Current Assets
Cash and cash equivalents	6,917	131,354
Marketable securities	33,190	513,492
Consumers	107,608	475,524
Taxes and social contribution	70,425	81,977
Storage of Nuclear fuel	343,730	360,751
Stored goods	129,133	64,925
Other	39,165	63,872
	730,168	1,691,895
Non-Current Assets
Long-term assets
Marketable securities	281,006	230,670
Consumers	-	400,212
Stored Nuclear fuel	507,488	481,495
Linked deposits	45,650	39,726
Other	22,875	17,021
	857,019	1,169,124
Property, plant and equipment	9,263,371	8,413,775
Intangible	48,344	34,330
	10,168,734	9,617,229
Total Assets	10,898,902	11,309,124

Liabilities and Equity	12.31.2013	12.31.2012
Current Liabilities
Suppliers	206,545	443,648
Loans and financing	263,324	53,590
Taxes and social contributions	67,363	111,267
Estimated obligation	76,878	68,001
Sector charges	49,857	3,664
Post-retirement benefits	7,955	7,736
Other	60,565	56,771
	732,487	744,677
Non-Current Liabilities
Suppliers	91,728	546,854
Loans and Financing	2,964,709	2,395,394
Provision for risks	95,004	67,359
Post-retirement benefits	44,135	214,078
Demobilization of asset obligation	1,136,342	988,490
Other	-	852
	4,331,918	4,213,027
Equity
Social capital	6,607,258	6,607,258
Acumulated losses	(758,527)	(69,992)
Other comprehensive income	(14,234)	(185,846)
Profit (loss)		-
	5,834,497	6,351,420
Total Liabilities and Stockholders’ Equity	10,898,902	11,309,124

Statement of Income

(R$ thousand)

	2013	2012
Net Operating Revenue	1,717,999	2,360,036
Operating cost	(1,427,480)	(1,847,161)
Gross operating profit	290,519	512,875
Operating Expense	(881,159)	(389,083)
Electric energy service result	(590,640)	123,792
Financing result	(72,576)	(32,420)
Income before tax	(663,216)	91,372
Tax and Social contribution	(25,319)	(71,631)
Net income / loss for the period	(688,535)	19,741
Income attributable to controlling shareholders	(688,535)	19,741
Base and diluted income per share (R$)	(0.0264)	0.0008

Cash Flow

(R$ thousand)

	2013	2012
Operating Activities
Net income / loss before taxes for the period	(663,216)	91,372
Adjustments in the conciliation of net income (loss) with cash generated
Depreciation of permanent assets	335,488	256,608
Write-off of some Property, plant and equipment	435,056	(650)
Intangible amortization	9,116	7,564
Write-off and adjustments - intangibles	-	(129)
Write-off and adjustments – legal deposits	(2,551)	-
Raw material consumption and stored material	346,401	352,301
Monetary Variations- loans and financing	-	4,543
Monetary Variations – suppliers and other	31,966	12,634
Debt charges – loans and financing	37,108	38,707
Remuneration of fund for decommissioning of assets	(28,799)	(27,939)
Post-retirement benefits– actuarial provision	48,194	19,812
Income participation	-	(10,459)
Vacation provisions	6,745	3,007
Provision / Reversion for credits of questionable liquidation	4,229	92,496
Adjustment to present value of the decommissioning liability	49,227	22,438
Adjustment to present value of the distributors receivables	(32,446)	-
Adjustment to present value Furnas payables	29,445	-
Other adjustments	-	51,297
	605,963	913,602
Variation - (increase) and decrease in operating assets
Clients	800,574	(517,369)
Stored materials	(419,580)	(401,388)
Taxes to recover PASEP,COFINS, Income tax, Social Cont, and others	37,221	(75,243)
Decommissioning Fund		(39,505)
Linked deposits	(3,373)	-
Other operating assets	28,617	(53,719)
	443,459	(1,087,224)
Variation – increase and (decrease) – in operating liabilities
Suppliers	(753,640)	793,494
Taxes (except Income tax and Social Contribution)	(43,904)	(6,472)
Payment-roll obligations and vacation provision	2,132	2,308
Income participation	-	10,406
Post-employment Benefits	(37,209)	158,292
Obligation for asset demobilization	98,625	557,340
Other results	-	(194,487)
Payment to Fundação Real Grandeza	(9,097)	(37,313)
Taxes - payable	(50,988)	-
Income participation - payable	(42,691)	-
Other variation on operating liabilities	114,763	(35,332)
	(722,009)	1,248,236
Resources from operating activities	327,413	1,074,614
Financing Activities - increase and (decrease)
Long-term loans and financing obtained	739,969	735,000
Financing payments on a short-term basis	(59,116)	(87,398)
Payment of IOF and debt charges	(81,177)	(69,623)
Resources from loans and financing activities	599,676	577,979
Investment Activities - increase and (decrease)
Acquisition of property, plant and equipment assets	(1,512,129)	(1,394,020)
Acquisition of intangibles	(17,776)	(9,888)
Acquisition of marketable securities	(409,908)	(241,763)
Redemption of bonds and securities	888,287	-
Resources applied in investment activities	(1,051,526)	(1,645,671)
Increase in cash and cash equivalent	(124,437)	6,922
- Cash and cash equivalent – beginning of period	131,354	124,432
- Cash and cash equivalent – end of period	6,917	131,354
Increase in cash and cash equivalent	(124,437)	6,922

Results Analysis

Revenue – Energy Supply

With the new marketing model of electric energy of Angra 1 and Angra 2 plants regulated by ANEEL, was established  a fixed income of R$ 1,882.6 million for 2013 was established. This revenue is billed in 12 equal monthly installments of R$ 156.9 million, so there is no quarterly variation in gross revenue.

In addition, in September 2013, the adjustments were registered in energy revenues by Ratifying Resolution No. 1,585/2013 of August 13th, 2013, totaling an increase of R$ 108.6 million in gross revenue.

In 4Q13 was registered negative energy deviation of the year 2013 in the amount of R$ 111 million debt to energy revenue. This value will be returned for all utilities, licensees or authorized for public distribution service in the National Interconnected System - SIN in twelve installments for the year 2014.

Operational Costs

In 4Q13 there was an increase in the operational cost of R$ 44 million, from R$ 341.0 million in 3Q13 to R$ 385.0 million in 4Q13, due to an increase on depreciation of R$ 53 million due to adjustment made in Angra 1 in accordance with CPC 27.

The other items did not showed significant variations

Operational Expenses

In 4Q13 there was an increase in operational expenses of R$ 605 million, from R$ 67.3 million in 3Q13 to R$ 672.8 million in 4Q13, due to the provision of updating the historical values of litigation processes in the amount of R$ 28 million, the provision of impairment of Angra 3 in the amount of R$ 533 million. and the provision of PPR in the amount of R$ 48 million.

The other items did not showed significant variations

Financial Result

In the fourth quarter 2013 was registered a negative effect on the financial result of R$ 21 million, from a gain of R$ 1.3 million in 3Q13 to an expense of R$ 20.0 million in 4Q13, mainly due to:

The item Financial Yield Funding of Banco do Brasil for the decommissioning of power plants Angra 1 and Angra 2 was the main item affecting this reversal, representing a difference of R$ 16 million, due to its indexing still linking the North American currency with the depreciation in the fourth quarter.

Other factor was the devaluation of the Real generating an increase in foreign exchange variation.

Market Data

1. Generation Assets and Energy generated

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated – MWh
			1Q13	2Q13	3Q13	4Q13
Angra I	640	509,8	355,684.06	1,241,270.79	987,649.71	1,864,013.0
Angra II	1,350	1,204.7	2,872,228.44	1,828,805.82	3,022,598.71	3,657,133.0
Total	1,990	1,714.5	3,227,912.50	3,070,076.61	4,010,248.42	5,521,146.0

Unit	Location (State)	Beginning of Operation	End of concession = Useful Economic Life
Angra I	Rio de Janeiro	01/1985	12/2024
Angra II	Rio de Janeiro	09/2000	08/2039

2. Electric energy purchased for resale  - NA

3. Energy sold

Buyer	Sale model	1Q13		2Q13		3Q13		4Q13
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	13,4	97,084.4	3,4	97,084.4	13,4	97,084.4	10,3	90,365.2
	B
Others	A	457,3	3,326,201.1	457,3	3,326,201.1	457,3	3,326,201.1	349,7	3,096,007.9
	B
Total	A	470,7	3,423,285.5	470,7	3,423,285.5	470,6	3,423,285.5	360,0	3,186,373.1
	B

A - Through auction

B - Through free market agreements or bilateral contracts

4. CCEE settlement (Spot and MRE) - NA

5. Fuel used to produce electricity

Type	1Q13		2Q13		3Q13		4Q13
	Kg	R$ Million	Kg	R$ Million	Kg	R$ Million	Kg	R$ Million
Uranium	54,558.0	77.28	59,304.0	52.38	67,194	81,63	70.540	87,51

6. Losses in generation - %

1Q13	2Q13	3Q13	4Q13
2.41	2.52	2.53	2.43

7. Average price– R$/MWh

1Q13	2Q13	3Q13	4Q13
137.49	137.49	137.49	112.98*

* Includes the 2013 deviation

8. Extension of transmission lines - Km – NA

9. Transmission losses - % - NA

10.Main investments– R$ million

Project	1Q13	2Q13	3Q13	4Q13	2013 budget
Generation
Angra 1 and 2	26.3	39.6	29.3	55.4	294.7
Angra 3	154.4	339.1	316.2	672.5	1.507.9
Others	2.7	2.9	10.7	2.2	44.7
Total	183.4	381.8	356.2	730.1	3,136.0

11. New investments

Generation

Unit	Location (State)	Total of investment R$ million	Installed capacity - MW	Guaranteed energy	Beginning of Operation	Beginning of construction	End of concession
Implementation of the Angra 3 Nuclear Plant	State of Rio de Janeiro / Municipality of Angra dos Reis	13,016.5 (basis: dEC/12 – Direct costs)	1,405 MW	1,214.2 MW médios	05/18	Jul/10	not applicable

12. Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.13	Balance 06.30.13	Balance 09.30.13	Balance 31.12.13	Date Due	Index
Eletrobras	1,089.8	1,131.9	1,100.0	1,085.8	2038	Ufir + 7% p.y.
BNDES	1,371.8	1,497.5	1,670.8	1,941.0	2036	TJLP + 1.72 p.y.
CEF	-	-	-	201.2		6.7%

Foreign currency – FC - NA

13.Contracts

13.1.Loans and financing – R$ million

Loans and financing	2014	2015	2016	2017	After 2017
By activity	263.1	56.7	73.6	93.3	2741.3
Generation	263.1	56.7	73.6	93.3	2741.3
By creditor	263.1	56.7	73.6	93.3	2741.3
Eletrobras	56.6	56.7	45.4	34.2	892.9
Others	5.3		28.2		1,848.4

14.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

14.1.By tenure

Generation

Tenure in years	1Q13	2Q13	3Q13	4Q13
Up to 5	401	401	412	416
6 to 10	359	359	371	358
11 to15	291	291	283	289
16 to 20	169	169	156	167
21 to 25	137	137	140	137
beyond 25	511	511	505	508
Total	1,868	1,868	1,867	1,875

Administration

Tenure in years	1Q13	2Q13	3Q13	4Q13
Up to 5	99	99	110	135
6 to 10	149	149	150	144
11 to15	43	43	42	40
16 to 20	9	9	6	10
21 to 25	97	97	99	77
beyond 25	288	283	285	261
Total	685	680	692	667

14.2.By region

State	Number of employees
	1Q13	2Q13	3Q13	4Q13
Rio de Janeiro	2,548	2,543	2,554	2,537
Federal District	5	5	5	5

14.3.By departments

Departments	Number of employees
	1Q13	2Q13	3Q13	4Q13
Field	2,250	2,244	2,249	1,875
Administrative	303	304	310	667

15.Complementary work force- NA

16.Turn-over

1Q13	2Q13	3Q13	4Q13
0.0043	0.0039	0.0035	0.0023

Balance Sheet

(R$ thousand)

Assets	Parent Company			Consolidated
	21.31.13	12.31.12 (resubmitted)	01.01.12 (resubmitted)	31.12.13	12.31.12 (resubmitted)	01.01.12 (resubmitted)
Current Assets
Cash and banks	771,597	87,454	257,339	773,711	210,988	409,569
Consumers	109,700	141,835	107,185	112,048	168,112	126,530
Financing asset – public service concession	59,775	16,434	118,851	62,760	52,119	147,656
Compensation credits – Law 12,783/13	391,107	1,404,632	-	391,107	1,404,632	-
Renegotiated energy credits – Law 8,727/93	134,193	140,068	127,639	134,193	140,068	127,639
Dividends to receive	3,793	23,052	10,493	2,057	1,340	2,823
Taxes to recover	70,078	29,582	30,983	70,082	36,038	36,711
Colateral, deposit and linked funds	25,626	5,797	2,019	25,626	5,797	2,028
Stored materials	35,745	32,318	30,767	35,745	32,318	30,767
Other credits	66,042	69,410	75,031	66,058	69,238	71,926
	1,667,656	1,950,582	760,307	1,673,387	2,120,650	955,649

Non-current Assets
Compensation credits – Law 12,783/13	228,146	620,651	-	228,146	620,651	-
Renegotiated energy credits – Law 8,727/93	374,261	438,586	479,752	374,261	438,586	479,752
Taxes to recover	25,901	41,435	62,463	25,901	51,992	66,123
Deferred fiscal asset	161,226	319,214	-	161,226	324,543	-
Advance for future capital increase	208,629	31,898	367,527	208,629	31,898	8,809
Financing asset – public service concession	2,004,960	969,776	2,400,742	2,088,177	2,158,504	3,415,095
Linked deposits	13,915	95,273	29,514	116,752	106,091	41,120
Other credits	33,762	41,014	16,819	29,188	53,649	12,298
	3,150,800	2,557,847	3,356,817	3,232,280	3,785,914	4,023,197
Investments	2,524,606	2,547,215	1,348,816	2,468,677	1,461,129	698,292
Property, plant and equipment, net	2,378,241	2,012,129	1,538,955	2,378,241	2,431,982	1,952,554
Intangible	164,932	83,274	79,795	180,261	188,317	191,415
	8,218,579	7,200,465	6,324,383	8,259,459	7,867,342	6,865,458
Total Assets	9,886,235	9,151,047	7,084,690	9,932,846	9,987,992	7,821,107

Liabilities and Stockholders’ Equity	Parent Company			Consolidated
	09.30.13	12.31.12 (Resubmitted)	01.01.12 (Resubmitted)	31.12.13	12.31.12 (Resubmitted)	01.01.12 (Resubmitted)
Current Liabilities
Suppliers	62,734	70,540	109,546	62,863	84,987	127,687
Loans and financing	382,874	180,526	149,408	389,167	270,336	189,398
Payment-roll	35,302	36,775	52,049	35,311	36,808	52,195
Taxes	53,277	45,329	46,324	53,476	59,238	57,419
Dividends payable	62.887	15,636	24,552	63.466	16,272	24,552
Estimated obligations	48,760	33,170	29,918	48,791	40,335	32,008
Complementary security fund	11,733	13,158	13,534	11,733	13,158	13,534
Research and development	31,349	26,331	29,477	32,072	29,298	31,656
Provision for losses on onerous contracts	9,662	28,673	7,215	9,662	28,673	7,215
Operational Provision	111,283	104,901	-	111,283	104,901	-
Other liabilities	57,516	95,652	75,369	57,708	102,235	71,748
	867,377	650,691	537,392	875.532	786,241	607,412
Non-Current Liabilities
Loans and financing	2,775,877	1,852,407	1,692,082	2,800,672	2,535,414	2,316,296
Taxes	72,400	109,762	136,476	72,400	109,762	136,476
Estimated obligation	20,638	7,212	13,604	20,638	7,212	13,604
Net diferred fiscal liability	-	-	118,001	-	-	121,073
Provision for contingencies	55.903	120,366	52,235	55.903	120,366	52,235
Complementary security fund	77,766	239,011	71,574	77,766	239,011	71,574
Advance for future capital increase	59,284	554,930	1,810,793	59,284	554,930	1,833,233
Provisios for onerous contracts	427,746	930,327	-	427,746	930,327	-
Concessions to pay – Use of public owned assets	22,814	26,507	21,200	22,814	26,507	21,200
Operating Provisions	13,448	-	-	13,448	-	-
Other liabilities	48	57	55	176	4,984	2,954
	3,525,924	3,840,579	3,916,020	3.550.847	4,528,513	4,568,645
Stockholders’ Equity
Social Capital	4,295,250	3,740,410	1,577,686	4,295,250	3,740,410	1,577,686
Income reserve	1,072,411	1,059,172	1,055,880	1,072,411	1,059,172	1,055,880
Adjustment of asset evaluation	(63,387)	(186,711)	(75,940)	(63,387)	(186,711)	(75,940)
Additional proposed dividends	188,660	46,906	73,652	188,660	46,906	73,652
	5,492,934	4,659,777	2,631,278	5,492,934	4,659,777	2,631,278
Non-controlling participation	-	-	-	13,533	13,461	13,772
Total Liabilities and Stockholders’ Equity	9,886,235	9,151,047	7,084,690	9,932,846	9,987,992	7,821,107

Statement of Income

(R$ thousand)

	Parent Company		Consolidated
	12.31.2013	12.31.2012	12.31.2013	12.31.2012
		(Resubmitted)		(Resubmitted)
NET OPERATING REVENUE	943,962	1,151,122	1,059,350	1,485,404
Operational costs
Electric energy cost	(27,934)	(166,241)	(27,934)	(166,247)
Energy purchased for resale	(41,864)	(159,526)	(41,864)	(159,532)
Reversal losses with onerous contract	13,930	(6,715)	13,930	(6,715)
Operation Cost	(379,077)	(255,117)	(394,872)	(284,723)
Personnel, Material and third-part related service	(266,116)	(224,953)	(270,070)	(230,044)
Depreciation and Amortization	(79,836)	(12,245)	(89,997)	(33,994)
Fiscalization Rate	(5,626)	-	(5,626)	-
Provision for doubtfull credit	77	(9,477)	(36)	(9,405)
Others	(27,576)	(8,442)	(29,143)	(11,280)
Service cost to third part	(10,633)	(9,405)	(11,082)	(9,405)
Construction Cost	(75,835)	(82,730)	(117,925)	(261,125)
GROSS OPERATING PROFIT	450,483	637,629	507,537	763,904
Operational expenses	(260,590)	(281,391)	(266,538)	(290,138)
SERVICE RESULT	(189,893)	356,238	240,999	473,766
Other operating revenues and expenses
Equity participation results	(1,781)	49,700	(20,778)	6,768
Financial result	(59,288)	(163,703)	(84,193)	(219,385)
Impairment	(247,578)	(149,672)	(247,578)	(149,672)
Onerous contract	488,601	(896,494)	488,601	(896,494)
Others net revenues/expenses	(11,796)	(14,084)	(11,796)	(15,100)
OPERATIONAL PROFIT BEFORE 12,783/13 LAW	358,051	(818,015)	365,255	(800,117)
Law 12.783/13 Indemnities	25,092	577,802	25,092	577,802
OPERATIONAL PROFIT	383,143	(240,213)	390,347	(222,315)
Current Income tax and Social Contribution	(6,547)	(71,998)	(9,700)	(94,907)
Diferred Income tax and Social Contribution	(111,811)	378,044	(113,384)	385,733
NET PROFIT	264,785	65,833	267,263	68,511
Attributable to:
Controller Shareholders	264,785	65,833	264.785	65,833
Non - Controller Shareholders	-	-	2,478	2,678
Number of common shares	101,117,798	90,261,115	101,117,798	90,261,115
Basic profit per common shares	2.62	0.73	2.62	0.73
Common Shares Weighted Average	92,402,707	52,871,686	92,402,707	52,871,686
Dilluted Profit per common shares	2.87	1.25	2.87	1.25

Cash Flow

(R$ thousands)

	Parent Company		Consolidated
	12.31.13	12.31.12	12.31.13	12.31.12
Operating Activities
Income before income tax, social contribution and participations	383,143	(240,213)	390,347	(222,315)
Expenses (revenues) not affecting cash:
Revenue from Financial Assets	(125,664)	(423,875)	(175,808)	(546,800)
Amortization of financial assets	174,348	534,939	241,260	655,004
Depreciation and amortization	81,623	14,340	91,809	36,110
Amortization of investment fees	8,972	8,937	8,972	9,037
Monetary variation	3,734	(9,009)	4,302	(5,938)
Financing charges	141,341	252,082	168,205	311,950
Equity participation result	1,781	(49,700)	20,778	(6,768)
Present value taxes adjustment	(6,536)	(631)	(6,536)	(631)
Impairment	247,578	149,672	247,578	149,672
12,783/13 Law Indemnities	(25,092)	(577,802)	(25,092)	(577,802)
Fixed asset losses	2,824	5,147	2,824	5,981
Provision for contingencies	(19,425)	67,227	(19,425)	67,227
Provision for credits of questionable liquidation	(64)	9,477	49	9,405
Special retirement complement/ actuarial liability	4,585	1,053	4,585	1,053
Provision for losses on onerous contracts	(502,531)	903,209	(502,531)	903,209
Actuarial Liability (CVM 695)	15,997	(4,213)	15,997	(4,213)
Early retirement Plan	73,695	-	73,695	-
Other	(4,164)	13,775	1,304	13,775
	73,002	894,628	151,966	1,020,271
(Increase) Decrease of operating assets
Consumers	55,283	(44,907)	56,027	(51,776)
Indemnization Credits linked to Law 12.783/13	1,504,383	-	1,504,383	-
Renegotiated energy credits - receivables	163,665	144,211	163,665	144,211
Taxes to compensate	10,122	82,044	12,946	74,419
Deferred fiscal asset	107,111	(260,043)	108,765	(265,433)
Stored materials	176	185	176	185
Collateral, deposits and linked funds	11,627	(69,538)	(30,490)	(68,744)
Other credits	13,269	(15,320)	29,626	(26,526)
	1,865,636	(163,368)	1,845,098	(193,664)
(Increase) Decrease of operating liabilities
Suppliers	(27,274)	(39,006)	(22,124)	(42,069)
Payment-roll	(1,587)	(15,274)	(1,497)	(15,387)
Taxes and social contributions	(145,011)	285,222	(143,704)	285,877
Deferred fiscal liability	-	(118,001)	-	(121,012)
Estimated obligations	(46,976)	(30,218)	(51,814)	(25,143)
Complementary pension fund	3,767	5,180	3,767	5,180
Research and development	2,496	(3,146)	2,775	(2,358)
Operating provisions	19,830	104,901	19,830	104,901
Other liabilities	(93,584)	13,405	(98,031)	15,105
	(288,339)	203,063	(290,798)	205,094

Operating activities cash	2,033,442	694,110	2,096,613	809,386

Financial charges paid	(199,064)	(138,587)	(244,520)	(176,996)
Financial charges receivable	566	175	566	175
Income tax and social contribution paid	(27,749)	(57,424)	(32,095)	(70,485)
Legal deposits	(26,101)	8,920	(26,101)	8,920
Net cash flow of operational activities	1,781,094	507,194	1,794,463	571,000

Analysis of the result

The Company presented net profit in 4Q13 15.0% higher than the previous quarter, from R$ 72.8 million in 3Q13, to R$ 83.7 million in 4Q13, mainly due to reversal of provision for onerous contract in the value of R$ 282.5 million and record impairment register of R$ 247.6 million.

Operational Revenue

In Generation:

The supply of electric energy increased by 40.2%, from R$ 69.3 million in 3Q13, to R$ 97.1 million in 4Q13. The variation is mainly due to the entry into operation of projects.

The revenue from sale of electric energy decreased by 66.4%, from R$ 5.8 million in 3Q13, to R$ 1.9 million in 4Q13, mainly due to increased own generation of electricity for supply of CCEAR contracts.

The Eletrosul, due to the characteristics of concession contracts, has no construction revenue in generation activity.

Transmission:

The revenues with transmission system (Operation & Maintenance and revenuewith financial assets) increased by 6.7%, from R$ 171.3 million in 3Q13, to R$ 182.8 million in 4Q13, and this variation is considered normal for the period.

Construction revenue presented an increased of 0.9%, from R$ 23.4 million in 3Q13, to R$ 23.6 million in 4Q13. The value refers to expenses incurred for the construction of transmission assets. However, it is noteworthy that there are countervailing Expense on Construction of equal value, and the effect on the income from the operation is zero.

Electric Energy Service Cost

The electricity purchased for resale presented constant reductions in recent quarters due to the startup of new enterprises of own generation, what resulted in less need of power purchase contracts to supply the regulated environment.

The charges for use of transmission network increased by 3.7% from R$ 3.2 million in 3Q13, to R$ 3.3 million in 4Q13, mainly due to the commercial operation of PCH João Borges.

The depreciation and amortization decreased 6.7% from R$ 27.9 million in 3Q13, to R$ 26.0 million in 4Q13. In the fourth quarter there was depreciation adjustment relating to the transmission system connection - other facilities, related to UHE Maua.

Personnel expenses increased by 15.3%, from R$ 78.1 million in 3Q13, to R$ 90.0 million in 4Q13, mainly due to two factors: a) the previous period (3Q13) there was a revision with provisioning expense to the Dismissal Incentive Plan - PID, with a decrease of R$ 12.4 million, and b) in 4Q13 there was new revision of this provision, an increase of £ 6.7 million.

Spending on equipment increased by 94.9%, from R$ 3.1 million in 3Q13, to R$ 6.0 million in 4Q13. The variation is considered normal, because of the entry into operation of generation projects.

Spending on third party services increased by 55.5%, from R$ 18.8 million in 3Q13, to R$ 29.3 million in 4Q13. This variation is mainly due by the register of operation services relating to generation enterprises and maintenance of facilities and equipments.

Operational Revenue (Expense)

Provisions for contingencies showed a decrease of 728.2%, from R$ 6.8 million in 3Q13, for reversal of R$ 42.5 million in 4Q13.

The Provisions for doubtful receivables decreased by 102.4%, from reversal of R$ 0.6 million in 3Q13, to register of R$ 0.1 million in 4Q13. The variation refers to receiving / down of part of the existing provision in the third quarter of 2013, and the register made in the fourth quarter is considered normal for the period.

The Reversal of Provision for Onerous Contracts increased by 288.5%, from reversal of R$ 72.7 million in 3Q13, for reversal of R$ 282.5 million in 4Q13, due to the variation recorded in the provision of UHE Jirau resulting from the variation in the average historical PLD.

Financial Result

Financial revenues increased 8.0%, from R$ 73.2 million in 3Q13, to R$ 79.1 million in 4Q13, mainly due to variations on indemnity credits relating to the law 12.783/13. The monetary update of the credits is performed by the IPCA.

Financial expenses increased by 0.4%, from R$ 104.7 million in 3Q13, to R$ 105.1 million in 4Q13. The variation is considered normal since there was no change in debt.

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Plant	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q13	2Q13	3Q13	4Q13
UHE Passo São João	77.0	41.1	107,336.540	79,595.725	80,069.432	83,075.268
UHE Mauá*	177.9	96.9	207,264.842	201,572,260	199,705.930	210,512.601
UHE São Domingos	48.0	36.4	-	8,719.180	67,521.340	81,087.827
SCH Barra do Rio Chapéu	15.15	8.61	13,061.070	22,739.498	17,231.026	11,441.916
SCH João Borges	19.0	10.14	-	-	15,123.698	21,987.957
Cerro Chato I WPP	30	11	-	6,413.307	28,055.735	24,100.664
Cerro Chato II WPP	30	11	-	6,683.131	29,202.165	24,918.345
Cerro Chato III WPP	30	11	-	6,575.608	28,549.685	24,425.156
* Mauá Consortium (49% Eletrosul). The figures relate to the company's participation in the venture ** Incorporated in May 2013 refers to the energy generated from the month of June as own asset

Plant	Location (State)	Beginning of Operation	End of Operation
UHE Passo São João	RS	Mar/12	Aug/41
UHE Mauá*	PR	Nov/12	Jul/42
UHE São Domingos	MS	Jun/13	Dec/37
PCH Barra do Rio Chapéu	SC	Feb/13	May/34
PCH João Borges	SC	Jul/13	Dec/35
Eólica Cerro Chato I**	RS	Nov/11	Aug/45
Eólica Cerro Chato II**	RS	Sep/11	Aug/45
Eólica Cerro Chato III**	RS	May/11	Aug/45
* Mauá Consortium (49% Eletrosul) ** Incorporada em amio de 2013.

1.2.SPE

SPE	Plant	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q13	2Q13	3Q13	4Q13
Eólica Cerro Chato I	Cerro Chato I Wind Power Plant	30	11	21,398.700	12,749.900	-
Eólica Cerro Chato II	Cerro Chato II Wind Power Plant	30	11	21,564.400	13,769.000	-
Eólica Cerro Chato III	Cerro Chato III Wind Power Plant	30	11	21,839.200	13,176.500	-
ESBR Participações S.A.	UHE Jirau	3,750	2,184.6	-	-	-	95.6

* incorporated in May 2013 refers to the energy generated through the month of May as SPE

129

Market Data

1.Generation Assets and Energy generated

1.1.Own assets

Plant	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q13	2Q13	3Q13	4Q13
UHE Passo São João	77.0	41.1	107,336.540	79,595.725	80,069.432	83,075.268
UHE Mauá*	177.9	96.9	207,264.842	201,572,260	199,705.930	210,512.601
UHE São Domingos	48.0	36.4	-	8,719.180	67,521.340	81,087.827
SCH Barra do Rio Chapéu	15.15	8.61	13,061.070	22,739.498	17,231.026	11,441.916
SCH João Borges	19.0	10.14	-	-	15,123.698	21,987.957
Cerro Chato I WPP	30	11	-	6,413.307	28,055.735	24,100.664
Cerro Chato II WPP	30	11	-	6,683.131	29,202.165	24,918.345
Cerro Chato III WPP	30	11	-	6,575.608	28,549.685	24,425.156
* Mauá Consortium (49% Eletrosul). The figures relate to the company's participation in the venture ** Incorporated in May 2013 refers to the energy generated from the month of June as own asset

Plant	Location (State)	Beginning of Operation	End of Operation
UHE Passo São João	RS	Mar/12	Aug/41
UHE Mauá*	PR	Nov/12	Jul/42
UHE São Domingos	MS	Jun/13	Dec/37
PCH Barra do Rio Chapéu	SC	Feb/13	May/34
PCH João Borges	SC	Jul/13	Dec/35
Eólica Cerro Chato I**	RS	Nov/11	Aug/45
Eólica Cerro Chato II**	RS	Sep/11	Aug/45
Eólica Cerro Chato III**	RS	May/11	Aug/45
* Mauá Consortium (49% Eletrosul) ** Incorporada em amio de 2013.

1.2.SPE

SPE	Plant	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
				1Q13	2Q13	3Q13	4Q13
Eólica Cerro Chato I	Cerro Chato I Wind Power Plant	30	11	21,398.700	12,749.900	-
Eólica Cerro Chato II	Cerro Chato II Wind Power Plant	30	11	21,564.400	13,769.000	-
Eólica Cerro Chato III	Cerro Chato III Wind Power Plant	30	11	21,839.200	13,176.500	-
ESBR Participações S.A.	UHE Jirau	3,750	2,184.6	-	-	-	95.6

* incorporated in May 2013 refers to the energy generated through the month of May as SPE

Plant	Participation %	Location (State)	Beginning of Operation	End of concession
Cerro Chato I Wind Power Plant	100.00	RS	Nov/11	Aug/45
Cerro Chato II Wind Power Plant	100.00	RS	Sep/11	Aug/45
Cerro Chato III Wind Power Plant	100.00	RS	May/11	Aug/45
UHE Jirau	20.00	RO	Sep/13	Aug/43

2.Electric energy purchased for resale

2.1.Own assets

System	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras	MWh
	R$ million
Others	MWh	102,541.000	78,795.600	17,220.000	19,944.500
	R$ million	33.5	22.5	3.22	5.30
Total	MWh	102,541.000	78,795.600	17,220.000	19,944.500
	R$ million	33.5	22.5	3.22	5.30

2.2.SPE

System	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras	MWh
	R$ million
Others	MWh			22,031.200	70,714.000
	R$ million			4.48	21.67
Total	MWh			22,031.200	70,714.000
	R$ million			4.48	21.67

3.Energy sold

3.1.Own assets

3.1.1. Energy sold by enterprises not affected by 12,783 Law (not from quotas)

Buyer	Sale model	1Q13		2Q13		3Q13		4T13
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A
	B
Others	A	66.80	396,476.934	74.90	410,724.920	75.00	465,188.460	99.06	481,549.73
	B
Total	A	66.80	396,476.934	74.90	410,724.920	75.00	465,188.460	99.06	481,549.73
	B

A - Sale of energy in regulated enviroment. The 4th quarter includes R$ 12,73 million related to coverage recomposition of São Domingos SHU (ANEEL Ordinance 1,160/2013)

B - Through free market agreements or bilateral contracts

3.1.2. Energy sold by enterprises affected by 12,783 Law – O&M – NA

3.2.SPE

Buyer	Sale model	1Q13		2Q13		3Q13		4Q13
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A
	B
Others*	A	10.93	72,290.000	9.65	48,180.000	0.58	6,266.400	2.17	23,049.909
	B
Total	A	10.93	72,290.000	9.65	48,180.000	0.58	6,266.400	2.17	23,049.909
	B

A - Through auctions

B - Through free market contracts or bilateral contracts

* In the first two quarters it refers to the subsidiaries incorporated on May 2013. From the third quarter consider the energy sold by ESBR Participações – own generation.

4.CCEE settlement (Spot and MRE – Regulated Market)

	Unit	1Q13	2Q13	3Q13	4Q13
Sale	R$ million	4,83	(2,80)	3,14	0,78
	MWh	41,332,285	7,343,011	12,609,781	(5,426,79)
	MWaverage	19,126	3,362	5,711	(2,459)
Purchase	R$ million
	MWh
	MWaverage
Net	R$ million	4,83	(2,80)	3,14	0,78
	MWh	41,332,285	7,343,011	12,609,781	(5,426,79)
	MWaverage	19,126	3,362	5,711	(2,459)

5. Fuel used to produce electricity- NA

6. Losses in generation - % - NA

7.Average price– R$/MWh

7.1.Own assets – enterprises not affected by 12,783 Law

1Q13	2Q13	3Q13	4Q13
137.80	147.73	159.38	164.75

7.1.1 Own assets – enterprises renewed in accordance with  12,783 Law – O&M - NA

7.2.SPE

1Q13	2Q13	3Q13	4Q13
151.19	151.19	93.20	94.20

8.Extension of transmission lines – Km

8.1.Own assets

8.1.1.Transmission lines

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Blumenau – Biguaçu /Campos Novos	359.0	525	Sep/06	Mar/35
Salto Santiago/Ivaiporã	168.5	525	Oct/05	Feb/34
Ivaiporã/Cascavel Oeste	203.4	525	Oct/05	Feb/34
Campos Novos(SC)/Nova S. Rita(RS)	257.4	525	May/09	Apr/36
Sub/Total 525 kV	988.3
Coletora Porto Velho / P. Velho (RO)	34.0	500/230	Aug/12	Feb/39
Sub/Total 500/230 kV	22.0
Presidente Médice/Santa Cruz	237.4	230	Jan/10	Mar/38
Monte Claro /Garibaldi	33.3	230	Sep/13	Oct/40
Sub/Total 230 kV	270.7
Total geral	1,293.0

8.1.1.2.Transmission lines

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Areia-Bateias	220.3	525	Jun-00	Dec-42
Areia-Campos Novos	176.3	525	Sep-82	Dec-42
Areia-Curitiba	235.2	525	Jun-00	Dec-42
Areia-Ivaiporã	173.2	525	May-82	Dec-42
Areia - Segredo	57.8	525	Aug-92	Dec-42
Blumenau - -Curitiba	136.3	525	Dec-83	Dec-42
Campos Novos - Machadinho	44.8	525	Jan-02	Dec-42
Campos Novos - Caxias	203.3	525	Dec-01	Dec-42
Caxias - Gravataí	78.8	525	Dec-01	Dec-42
Caxias - Itá	256.0	525	Feb-02	Dec-42
Curitiba - Bateias	33.5	525	Jun-00	Dec-42
Itá – Nova Santa Rita	314.8	525	Apr-06	Dec-42
Gravataí – Nova Santa Rita	29.0	525	Apr-06	Dec-42
Itá -Machadinho	64.6	525	Jan-02	Dec-42
Itá - Salto Santiago	186.8	525	Sep-87	Dec-42
Ivaiporã - Londrina	121.9	525	Apr-88	Dec-42
Ivaiporã - Salto Santiago	167.0	525	May-82	Dec-42
Ivaiporã Eletrosul - Ivaiporã Furnas	0.8	525	Sep-82	Dec-42
Ivaiporã Eletrosul - Ivaiporã Furnas	0.8	525	Feb-92	Dec-42
Ivaiporã Eletrosul - Ivaiporã Furnas	0.7	525	Jun-04	Dec-42
Salto Santiago -Salto Santiago	60.9	525	Aug-92	Dec-42
Salto Santiago -Segredo	2.1	525	Aug-92	Dec-42
Areia -Gov. Bento Munhoz	10.7	525	Sep-80	Dec-42
Areia -Gov. Bento Munhoz	10.9	525	Aug-81	Dec-42
Sub-Total 525 kV	2,586.5
Anastácio - Dourados	210.9	230	Aug-94	Dec-42
Areia - Ponta Grossa Norte	181.6	230	Oct-76	Dec-42
Areia - Salto Osório	160.5	230	Jan-77	Dec-42
Areia - Salto Osório	160.3	230	Dec-76	Dec-42
Areia - São Mateus do Sul	129.0	230	Jul-90	Dec-42
Assis - Londrina Copel	114.3	230	May-79	Dec-42
Biguaçu – Desterro	56.6	230	Dec-08	Dec-42
Biguaçu –Palhoça	20.4	230	Oct-08	Dec-42
Blumenau –Jorge Lacerda B	116.4	230	Oct-80	Dec-42
Biguaçu – Blumenau 2	129.5	230	Jun-79	Dec-42
Blumenau - Itajaí	37.6	230	Jan-02	Dec-42
Blumenau - Itajaí	37.6	230	Mar-02	Dec-42
Blumenau - Joinville	67.0	230	Sep-79	Dec-42
Blumenau - Joinville	72.9	230	Apr/79	Dec/42
Blumenau - Palhoça	133.9	230	Jan/84	Dec/42

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Campo Mourão - Apucarana	114.5	230	Feb/76	Dec/42
Campo Mourão -Maringá	79.9	230	Feb/76	Dec/42
Campo Mourão -Salto Osório	181.2	230	Feb/76	Dec/42
Campo Mourão -Salto Osório	181.3	230	May/76	Dec/42
Canoinhas -São Mateus do Sul	47.7	230	Feb/88	Dec/42
Cascavel -Cascavel D'Oeste	9.9	230	Apr/01	Dec/42
Cascavel D'Oeste -Guaíra	126.2	230	Apr/01	Dec/42
Caxias - Caxias 5	22.0	230	Jun/09	Dec/42
Curitiba -Joinville Norte	96.4	230	Nov/76	Dec/42
Joinville – Joinville Norte	5.3	230	Nov/76	Dec/42
Curitiba -Joinville	99.7	230	Jun/77	Dec/42
Curitiba -São Mateus do Sul	116.7	230	Jul/90	Dec/42
Dourados -Guaíra	226.5	230	Nov/91	Dec/42
Farroupilha -Caxias 5	17.9	230	Oct/05	Dec/42
Monte Claro – Passo Fundo	211.5	230	Sep/04	Dec/42
Farroupilha -Monte Claro	31.0	230	Sep/04	Dec/42
Farroupilha -Monte Claro2	31.0	230	Sep/04	Dec/42
Monte Claro – Nova Prata	30.9	230	Sep/04	Dec/42
Jorge Lacerda A -Jorge Lacerda	0.8	230	Dec/79	Dec/42
Jorge Lacerda - Palhoça -	121.3	230	Aug/05	Dec/42
Jorge Lacerda - Siderópolis	49.4	230	Jun/79	Dec/42
Jorge Lacerda - Siderópolis	47.3	230	Aug/79	Dec/42
Londrina(Eletrosul) - Assis	156.6	230	May/05	Dec/42
Londrina(Eletrosul) - Maringá	95.1	230	May/05	Dec/42
Londrina - Apucarana	40.4	230	Apr/88	Dec/42
Londrina Eletrosul - Londrina Copel	31.6	230	Apr/88	Dec/42
Atlândida 2 - Osório 2	36.0	230	May/07	Dec/42
Passo Fundo - Nova Prata 2	199.1	230	Nov/92	Dec/42
Passo Fundo - Xanxerê	79.3	230	May/75	Dec/42
Passo Fundo - Xanxerê	79.2	230	Nov/79	Dec/42
Passo Fundo - Passo Fundo 1	0.45	230	Mar/73	Dec/42
Passo Fundo - Passo Fundo 2	0.45	230	May/73	Dec/42
Salto Osório - Pato Branco	85.9	230	Dec/79	Dec/42
Salto Osório - Xanxerê	162.0	230	Oct/75	Dec/42
Salto Osório - Salto Osório	2.3	230	Nov/75	Dec/42
Siderópolis - Lajeado Grande	121.9	230	Sep/03	Dec/42
Lajeado Grande - Caxias 5	65.6	230	Oct/05	Dec/42
Xanxerê - Pato Branco	79.6	230	Dec/79	Dec/42
Joinville - Vega do Sul	44.9	230	Nov/02	Dec/42
Joinville - Vega do Sul	44.9	230	Nov/02	Dec/42
Gravataí 2- - Gravataí 3	3.5	230	Nov/07	Dec/42
Complexo Industrial Automotivo Gravataí - Gravataí 3	3.5	230	Dec/07	Dec/42
Jorge Lacerda A - Jorge Lacerda B 2	1.0	230	Oct/07	Dec/42
Jorge Lacerda B - Jorge Lacerda C 1	0.5	230	Feb/97	Dec/42
Jorge Lacerda B - Jorge Lacerda C 2	0.5	230	Feb/97	Dec/42
Atlântida 2/Gravataí 3	102.0	230	Apr/08	Dec/42
Sub-Total 230 kV	4,913.2
Blumenau - -Ilhota	40.2	138	Oct/88	Dec/42
Campo Grande - Mimoso	108.3	138	Oct/83	Dec/42
Biguaçu – Camboriú – Morro do Boi	50.3	138	Feb/02	Dec/42
Biguaçu – Florianópolis	19.5	138	Feb/02	Dec/42
Campo Grande - Mimoso	108.3	138	Sep/83	Dec/42
Campo Grande - Mimoso	108.3	138	Sep/83	Dec/42
Dourados das Nações - Ivinhema	94.7	138	Dec/83	Dec/42
Eldorado - Guaíra	16.9	138	Oct/82	Dec/42
Florianópolis - Itajaí Fazenda	71.2	138	Oct/90	Dec/42
Florianópolis - Palhoça 1	9.6	138	Nov/83	Dec/42
Florianópolis - Palhoça 2	9.6	138	Nov83	Dec/42
Gaspar - -Blumenau	20.7	138	Sep/89	Dec/42
Ilhota - Picarras	14.8	138	Apr/94	Dec/42
Ilhota - Itajaí 1	7.9	138	Mar/02	Dec/42
Ilhota - Itajaí 2	7.9	138	Jan/02	Dec/42
Ilhota - Joinville	75.8	138	Jan/67	Dec/42

From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Itajaí - Itajaí Fazenda	5.4	138	Mar/02	Dec/42
Ivinhema - Porto Primavera	91.0	138	Mar/82	Dec/42
Jorge Lacerda A - Imbituba	45.7	138	Oct/80	Dec/42
Jorge Lacerda A - Palhoça	108.6	138	Oct/83	Dec/42
Joinville - Joinville Santa Catarina	11.0	138	Oct/99	Dec/42
Joinville Santa Catarina - Picarras	50.0	138	Oct/99	Dec/42
Jupiá - Mimoso	218.7	138	Feb/92	Dec/42
Jupiá - Mimoso	218.7	138	Jan/82	Dec/42
Jupiá - Mimoso	218.7	138	Jan/82	Dec/42
Palhoça - Imbituba	74.0	138	Oct/83	Dec/42
Anastácio - Aquidauana	11.1	138	Nov/06	Dec/42
Anastácio - Aquidauana	11.1	138	Nov/06	Dec/42
Dourados/Dourados 2	0.1	138	Jun/07	Dec/42
Sub-Total 138 kV	1,841.4
Conversora de Uruguaiana -Passo de Los Libres	12.5	132	Sep/94	Dec/42
Salto Osório - Salto Santiago	56.2	69	Oct/78	Dec/42
Sub-Total (132 e 69 kV)	68.7
Gran total	9,409.8

8.1.2.Substations

Substations	Transformation capacity	Location	Beginning of operation	End of operation
SE – Missões	150 MVA	RS	Nov/10	Jan/39
SE – Biguaçu	1,344 MVA	SC	Apr/08	Mar/35
SE – Foz do Chapecó	100 MVA	RS	Dec/12	Oct/40
SE – Caxias 6	330 MVA	RS	Aug/12	Oct/40
SE – Ijuí 2	166 MVA	RS	Apr/13	Oct/40
SE – Lageado Grande	75 MVA	RS	Nov/12	Oct/40
SE – Nova Petrópolis 2	83 MVA	RS	Nov/12	Oct/40
SE – Coletora Porto Velho	800 MVA	RO	Aug/12	Feb/39
SE Biguaçu –ampliação	150 MVA	SC	Oct/12	Dec/42
SE Tapera 2 / ampliação	83 MVA	RS	Nov/12	Dec/42
SE Joinville Norte / ampliação	150 MVA	SC	Sep/13	Dec/42
SE Nova Santa Rita –ampliação	672 MVA	RS	Dec/13	Dec/42
Total	4,103 MVA

8.1.2.3.Indemnified Substations

Substations	Transformation capacity	Location	End of operation
SE - Campos Novos	2.466	SC	Dec/42
SE – Caxias	2.016	RS	Dec/42
SE – Gravataí	2.016	RS	Dec/42
SE - Nova Santa Rita	2.016	RS	Dec/42
SE – Blumenau	1.962	SC	Dec/42
SE – Curitiba	1.344	PR	Dec/42
SE – Londrina	1.344	PR	Dec/42
SE - Santo Ângelo	1.344	RS	Dec/42
SE – Biguaçu	150	SC	Dec/42
SE – Joinville	691	SC	Dec/42
SE – Areia	672	PR	Dec/42
SE – Xanxerê	600	SC	Dec/42
SE – Itajaí	525	SC	Dec/42
SE - Jorge Lacerda "A"	400	SC	Dec/42
SE - Palhoça	384	SC	Dec/42
SE - Canoinhas	375	SC	Dec/42
SE - Siderópolis	364	SC	Dec/42
SE - Assis (*)	336	SP	Dec/42
SE - Joinville Norte	300	SC	Dec/42
SE - Dourados	300	MS	Dec/42
SE - Atlântida 2	249	RS	Dec/42
SE - Caxias 5 (*)	215	RS	Dec/42
SE - Passo Fundo	168	RS	Dec/42
SE - Tapera 2	83	RS	Dec/42
SE - Gravataí 3	165	RS	Dec/42
SE - Desterro	150	SC	Dec/42
SE - Anastácio	150	MS	Dec/42
Conver. frequência de Uruquaiana	110	RS	Dec/42
SE – Ilhota	100	SC	Dec/42
Outras subestações	365	-	Dec/42
Total	21,360

8.2.SPEs

SPE	From - To	Extension (km)	Tension (kV)	Beginning of Operation	End of concession
Etau	TL (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS))	188	230	Jul/05	Dec/32
Uirapuru	TL (Ivaiporã (PR) – Londrina (PR))	120	525	Jul/06	Mar/35

9.Transmission losses - % - NA

10.Main investments of parent company– R$ million

Project	1Q13	2Q13	3Q13	4Q13	2013 budget
Generation	27.7	107.7	50.8	11.8	236.3
Installation of Hydro Complex São Bernardo	11.6	16.6	15.3	-	51.5
Installation of Hydro Unit Maua	5.7	82.6	3.7	-	94.1
Installation of Hydro Complex São Domingo	9.2	7.5	29.0	-	48.3
Installation of Solar Megawatt Project	0.5	-	2.5	3.0	8.5
Electric energy generation maintenance	-	0.3	0.2	7.2	21.9
Hydro Complex Hidreletrico Alto da Serra installation with 37.0 MW and Associate of transmission system in 138 KV, with 54	0.7	0.7	0.9	1.6	11.0
Environmental Preservation and Conservation Projects	-	-	-	-	1.0
Transmission	10.2	15.8	40.9	46.7	139.1
Expansion of South transmission system	6.7	14.2	23.6	5.8	60.7
Brazil-Uruguay-Electric Interconnection (Eletrosul Activities)	1.0	1.5	16.5	18.2	46.5
Maintenance of electric energy transmission system	2.5	0.1	0.8	0.2	6.3
Implantação da SE Foz do Chapecó	-	-	-	1.7	1.8
Implantação da LT Monte Claro / Garibaldi	-	-	-	2.8	3.0
Ampliação da SE Lajeado Grande	-	-	-	1.3	1.8
Implantação da SE Caxias 6	-	-	-	1.6	2.3
Implantação da SE Nova Petrópolis 2	-	-	-	1.4	2.0
Implantação da SE Coletora Porto Velho	-	-	-	13.7	14.7
Infraestrutura	0.7	0.7	0.8	7.8	22.9
Total	38.6	124.2	92.5	66.3	398.3

11.New investments

11.1.Generation

11.1.1.Own assets

Unit -Own assets	Location (State)	Total of investment R$ million	Invest. up to 4Q13 R$ million	Installed capacity - MW	Guaranteed energy	Beginning of operation	Beginning of construction	End of concession
PCH Santo Cristo	SC	133.2	10.54	19.5	10.5	Apr/14	-	Nov/37
PCH Coxilha Rica	SC	160.2	9.86	18.0	10.0	-	-	Feb/37
Megawatt Solar	SC	9.5	7.67	0.93	NA	Mar/14	Aug/12	NA

* In installation license stage

*Beginnig of construction and operation indefinited due to negative opinion of the Institute of Historical and Artistic Heritage - IPHAN

11.1.2.SPE

SPE	Unit	Participation %	Location (State)	Total of investment R$ million	Invest. up to4Q13 R$ million	Installed capacity MW	Guaranteed energy	Beginning of operation	Beginning of construction	End of concession
ESBR Participações S/A	HEU Jirau*	20	RO	17,986.0	17,114.72	3.750 MW	2.184,6 MW	Set/13	Dez/09	Ago/43
Teles Pires Participações S.A.	HEU Teles Pires	24.72	MT	4,257.8	3,137.77	1.820 MW	915,4 MW	Abr/15	Ago/11	Jun/46
Eólica –Chuí Holding SA	Chuí I to V Wind Power Plant, (98MW) and Minuano VI and VII (46MW).	49	RS	783.59	151.86	144 MW	59,8 MWm	Out/14	Fev/14	Mar/47
Eólica –Livramento Holding SA	Cerro Chato IV, V, VI Wind Power Plant, Ibirapuitã and Trindade	49	RS	406.4	305.46	78 MW	38,5 MWm	Nov/13**	Jan/12	Mar/47
Eólica – Santa Vitória do Palmar SA	Geribatu I to X Wind Power Plant	49	RS	1,046.2	660.72	258 MW	109,0 MWm	Jul/14	Nov/12	Abr/47
Hermenegildo I, II, III e Chuí IX***	Wind Power Plant Verace 24 to 27, 28 to 31, 34 to 36, Chuí 9,	99.99	RS	171.7	-	202MW	84,0 MWm	Mar/15	Ago/14	2047
Coxilha Seca***	Coxilha Seca, Galpões e Capão do Inglês.	99.99	RS	48.0	-	48 MW	18,7 MWm	Mar/15	Mar/14	2047

*Commercial operation of the first generator unit / UG of 75MW, pursuant to ANEEL Ordinance 3.087/13. The enterprise comprises UG 50. The expected completion of construction is sep/2016.

** Entry into operation of the first generation park. With an installed capacity of 06 MW.

*** SPC formed in jan/14 relating to ANEEL auction 009/2013.

11.2.Transmission

11.2.1.Own assets

11.2.1.1.Transmission lines

Own lines From - To	Total of investment R$ million	Invest. up to 4Q13 R$ million	Extension of lines - KM	Tension (kV)	Beginning of operation	End of concession
Secc. TL JLA – PAL, SE Garopaba	7.61	0.68	5.4	138	Prev. Dec-15	Dec-42
Secc. TL JLA – PAL, SE Palhoça - Pinheira	5.48	0.78	3.7	138	Prev. Dec-14	Dec-42
TL Passo Fundo - Monte Claro 230Kv	9.29	2.07	11.0	230	Prev. Mar-15	Dec-42
Secc. LT 138 KV Araquari Hyosung – Joinville GM, na SE Joinville SC	3.55	0.04	1.0	138	Prev- Sep/15	Dec-42

11.2.1.2.Substations

Substation	Total of investment R$ million	Invest. up to 3Q13 R$ million	Transformation capacity	Location	Beginning of operation	End of concession
SE Garopaba – Implementation of two EL phases	6.23	0.37	0.00	SC	Prev - Dec/15	Dec/42
SE Pinheira – Implementation of two EL phases	4.91	2.18	0.00	SC	Prev - Dec/14	Dec/42
SE Nova Prata 2 – Implatação de 2 módulo de EL	9.31	2.36	0.00	RS	Prev - Mar/15	Dec/42
SE Itajaí – Extension E /230/138/13,8 KV 75MVA	6.51	1.14	525	RS	Prev - Nov/14	Dec/42
SE Joinville Norte – Extension D Installation of 2 capacitors 230kV – 2x100MVA	12.05	0.38	300	SC	Prev - Feb/15	Dec/42
SE – Foz do Chapecó Ampliação B º3 Trafo / 230/138kV	11.97	0.09	100	RS	Prev - May/15	Jun/41
Electric Interligation Brazil – Uruguai	53.33	39.44	0.00	RS	Prev - Jan/14	Dec/42
SE Alegrete–Transf. trafo /69/13,8/13,8kV 17MVA	7.56	0.44	66	RS	Prev - Dec/14	Dec/42
SE Joinville SC – Implementation of two modules of line entrance	5.13	0.02	0.00	SC	Prev - Sep/15	Dec/42
Substation Ivinhema 2 (enlargement / 230/138 kV)	26.17	-	300	MS	Prev - Mar/15	Jan/44

11.2.2.SPEs

11.2.2.1.Transmission lines

SPE	From - To	Participation %	Total of investment R$ million	Invest. up to3Q13 R$ million	Extension of lines - KM	Tension (kV)	Beginning of operation	End of concession
Norte Brasil	TL Coletora Porto Velho (RO) – Araraquara 2 (SP), em CC	24.5	2,925.98	2,503.67	2,375	+ 600	Aug/14	Feb/39
Costa Oeste	TL Cascavel Oeste – Umuarama, CS	49	56.08	26.79	143	230	May/14	Jan/42
Marumbi	TL 525 KV Curitia - Curitiba Leste (PR)	20	54.15	14.93	28	525	Nov/14	May/42
Transmissora Sul Brasileira de Energia SA	TL de 230KV Nova Santa Rita – Camaquã	80	446.76	403.19	140	230	Jan/14	May/42
	TL 230KV 163Km Camaquã – Quinta				163	230
	TL 525 KV Salto Santiago – Itá				190	525
	TL 525KV Itá – Nova Santa Rita				305	525
Transmissora Sul Litorânea de Energia S/A	TL Nova santa Rita – Povo Novo, CS	51	448.48	221.63	281	525	Jun/14	Aug/42
	TL Povo Novo – Marmeleiro, CS				154	525
	TL Marmeleiro – Santa Vitória do Palmar				52	525
Fronteira Oeste Transmissora de Energia S.A. *	LT Santo Ângelo/Maçambará, em 230 kV LT Pinhalzinho/Foz do Chapecó, single circuit, C1 LT Pinhalzinho/Foz do Chapecó, single circuit, C2	51	176.66	-	205	230	Set/15	Jan/44
					40	230
					40	230

11.2.2.2. Substations

SPC Name	Substations	Total of investment R$ million	Invest. up to 4Q13 R$ million	Transformation capacity	Location	Beginning of operation	End of concession
Costa Oeste	Substation Umuarama 230/138 kV – 2X150 MVA, Lot E tied up, on 09/02/2011, ANEEL auction 004/2011	22.01	12.82	300 MVA	PR	May/14	Jan/42
Marumbi	SE Curitiba Leste 1 banco 3x224MVA 525/230kV	56.79	12.66	672 MVA	PR	Nov/14	May/42
Transmissora Sul Litorânea de Energia S/A	SE Povo Novo525/230 kV, 672 MVA (4 unidades monofásicas de 224 MVA)	84.78	63.22	672 MVA	RS	Jun/14	Aug/42
	SE Marmeleiro 2 525 kV / Compensador Síncrono ±200 Mvar	175.09	47.39	200 MVA	RS	Jun/14	Aug/42
	SE Santa Vitória 2 do Palmar 525/138 kV, 75 MVA (1 unidade trifásica)	48.54	17.87	75 MVA	RS	Jun/14	Aug/42
Transmissora Sul Brasileira de Energia SA	SE Camaquã 3 230/69Kv 2x83MVA e apliações de SEs	91.06	82.17	166 MVA	RS	Jan/14	Apr/42
Fronteira Oeste Transmissora de Energia S.A. *	SE Pinhalzinho, em 230/138 kV (ATF1)	ND	-	150 MVA	RS	Sep/15	Jan/44
	SE Pinhalzinho, em 230/138 kV (ATF 2 e ATF3)	ND	-	300 MVA	RS	Dec/16	Jan/44
	Ampliação da SE Santa Maria 3, 230/138 kV	ND	-	166 MVA	RS	Aug/15	Jan/44

12.Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.13	Balance 06.30.13	Balance 09.30.13	Balance 12.31.13	Due Date	Index
BRDE	26,5	25,8	24,9	23,9	05.15.2019	TJLP + 4.5% py
BNDES	774,4	1,186,3	1.172,7	1.151,7	01.15.2028	Currency basket + 4% py
BNDES/Banco do Brasil	217,3	410,3	399,1	388,0	01.15.2028	TJLP + 4.5% py
Banco do Brasil	-	-	-	250,9	15.11.2028	115% do CDI
Eletrobras	1,179,8	1,171,6	1,190,0	1,153,2	03.30.2030	RGR + interest

Foreign currency – FC

Creditor	Balance 03.31.13	Balance 06.30.13	Balance 09.30.13	Due Date	Currency
Eletrobras	34.5	38.3	179.9	12/30/2042	Euros

13.Contracts

13.1.Loans and financing

13.1.1.Parent company – R$ million

Loans and financing	2014	2015	2016	2017	2018	After 2018
By activity	382.9	320.6	267.7	275.6	275.6	1,636.0
Generation	150.3	150.3	150.3	150.3	145.8	781.2
Transmission	232.6	170.3	117.4	125.3	129.8	854.8
By creditor	382.9	320.6	267.7	275.6	275.6	1,636.0
Eletrobras	215.6	138.2	85.3	93.5	97.6	714.2
Others	167.3	182.4	182.4	182.1	178.0	921.8

13.1.2.SPE – R$ million

Loans and financing	2013	2014	2015	2016	2017	After 2018
By activity	5.8	5.8	5.8	5.8	5.8	1.8
Generation
Transmission	5.8	5.8	5.8	5.8	5.8	1.8
By creditor	5.8	5.8	5.8	5.8	5.8	1.8
BRDE	5.8	5.8	5.8	5.8	5.8	1.8

*Considered the loans made by Uirapuru Transmissora de Energia S.A controlled company

14.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	9	12	11	8
6 to 10	9	13	10	8
11 to 15	-	2	1	2
16 to 20	-	-	-	-
21 to 25	-	2	1	2
beyond 25	1	1	1	2
Total	19	30	24	22

Transmission

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	157	146	124	121
6 to 10	233	235	241	227
11 to 15	126	125	142	159
16 to 20	-	-	-	-
21 to 25	206	202	187	165
beyond 25	134	135	133	81
Total	856	843	827	753

Administration

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	220	210	192	186
6 to 10	113	121	128	121
11 to 15	41	41	51	65
16 to 20	-	-	-	0
21 to 25	175	174	162	137
beyond 25	121	122	119	59
Total	670	668	652	568

14.2.By region

State	Number of employees
	1Q13	2Q13	3Q13	4Q13
Santa Catarina	1,116	1,113	1,097	980
Rio Grande do Sul	168	167	155	144
Paraná	166	167	164	146
Mato Grosso do Sul	69	68	61	50
Rondônia	26	26	26	23

14.3.By departments

Departments	Number of employees
	1Q13	2Q13	3Q13	4Q13
Field	875	873	851	775
Administrative	670	668	652	568

15.Complementary work force- NA

16.Turn-over

1Q13	2Q13	3Q13	4Q13
0.03	0.19	1.26	7.34

Balance Sheet

(R$ thousands)

Assets	12.31.13	12.31.12
Current Assets
Cash and banks	17,103	26,795
Clients	72,854	85,635
Taxes to recover	26,720	13,546
Acquisition of fuel to be recovered - Energetic development account - CDE	31,793	64,176
Stored materials	113,942	75,680
Other credits	10,962	4,391
Current Asset Total	273,374	270,223

Non-Current Assets
Long-term non-current asset
Taxes to recover	19,741	9,989
Deposits linked to legal suits	11,954	10,927
	31,695	20,916
Property, plant and equipment	1,570,907	1,658,058
Intangibles	1,720	1,819
Non-current asset total	1,604,322	1,680,793
Total Assets	1,877,696	1,951,016

Liabilities and Equity	12.31.13	12.31.12
Current Liabilities
Suppliers	208,185	265,967
Loans and financing	271,350	190,527
Taxes and social contributions	9,098	12,539
Estimated obligations	20,442	13,542
Sector charges	12,308	15,359
Provision for risks	23,654	21,096
Retirement benefits	3,346	119
Shareholders remuneration	59,687	55,152
Others	24,889	12,119
	632,959	586,420

Non-Current Liabilities
Loans and financing	1,304,622	870,507
Retirement benefits	1,696	16
Resources for capital increase	6,218	160,949
Provision for actuarial liabilities	47,917	122,914
	1,360,453	1,154,386
	1,993,412	1,740,806

Stockholders’ Equity
Social Capital	845,510	770,815
Income reserve	2,596	2,596
Other comprehensive income	(74,593)	(146,015)
Accrued income (losses)	(889,229)	(417,186)
	(115,716)	210,210
Total Liabilities and Stockholders’ Equity	1,877,696	1,951,016

Statement of Income

(R$ thousands)

	09.30.13	09.30.12
Net Operating Revenue	298,354	530,777
Operational cost	(513,502)	(689,458)
Cost of electric energy services	(212,632)	(360,082)
Electric energy purchased for resale	(186,395)	(335,692)
Charges on the use of electric grid	(26,237)	(24,390)
Operational cost	(300,870)	(329,376)
Personnel, material and third party services	(221,144)	(234,140)
Depreciation and amortization	(69,897)	(73,071)
Raw material for production of electric energy	(170,908)	(162,348)
(-) Expense recuperation – fuel subvention	161,250	145,771
Other expenses	(171)	(5,588)
Gross operating result	(215,148)	(158,681)
Operating expenses	(93,183)	(55,474)
Service results	(308,331)	(214,155)
Other revenues/expenses	1,161	1,941
Financing results	(90,861)	(134,251)
Financial Revenue	101,885	143,354
Financial Expense	(192,746)	(277,605)
Operational Loss before the fixed asset adjustment	(398,031)	(346,465)
Fixed Asset Adjustment	(74,012)	(71,548)
Losses with New Value Renovation (Law 12.783/13)	1,095	(23,948)
Asset recoverability Loss (CPC 01)	(75,107)	(47,600)
Loss	(472,043)	(418,013)

Cash Flow

(R$ thousands)

	09.30.13	09.30.12
Operating Activities
Result before taxes	(472,043)	(42,013)
Net income (loss) for the period	(472,043)	(418,013)
Adjustments for:
Depreciation and amortization	76,188	79,695
Write-off of fixed intangible assets	181	1,045
Financing exchange	5,247	67,549
Monetary and net exchange variations	46,251	118,194
Provision for contingencies	7,558	6,260
Asset recoverability Loss	74,012	71,548
Acturial Evaluation	(3,575)	(4,057)
	200,862	340,234
Variations:
(Increase) / decrease in open market application		66,120
(Increase) / decrease in clients	12,781	(6,241)
(Increase) / decrease in refundable taxes	(22,926)	20,610
(Increase) / decrease in law suit deposits	(1,027)	(3,382)
(Increase) / decrease in reimbursement rights	32,382	(20,138)
(Increase) / decrease in stored material	(38,262)	1,008
(Increase) / decrease in other assets	(6,571)	(1,656)
(Increase) / decrease in suppliers	(57,782)	141,399
(Increase) / decrease in taxes and social contributions to collect	(3,441)	(10,711)
(Increase) / decrease in estimated obligations	6,899	(9,516)
(Increase) / decrease in sectorl charges	(3,051)	760
(Increase) / decrease in other liabilities	17,678	2,163
	(63,320)	180,416
Operating activities – net cash	(334,501)	102,637
Investment Activities
Acquisition of property, plant and equipment	(62,957)	(97,291)
Acquisition of intangible assets	(174)	(1,503)
Investment Activities – net cash	(63,131)	(98,794)
Financing activities
Capital increase - receivables	60,395	107,194
Loans and financing - receivables	473,238	769,583
Loans and financing - amortization	(145,693)	(858,427)
Shareholders remuneration - payables		(10)
Acquisition of own shares		(28)
Financing activities- net cash	387,940	18,312
Net increase (decrease) in cash and cash equivalents	(9,692)	22,155
Initial cash balance	17,103	26,795
Final cash balance	26,795	4,640
Net increase (decrease) in cash and cash equivalents	(9,692)	22,155

Analysis of the result

The Company had a loss in 4Q13 of R$ 113.9 million, compared to a loss of R$ 78.5 million in 3Q13, representing an increase of 45.1%. This behavior refers to the impact of recognition of the impairment of R$ 74.0 million relating to Plant Candiota Phase B in 4Q13.

Operational Revenue

In Generation

The supply of electric energy  in 4Q13 presented the amount of R$ 124.3 million and in 3Q13 and the amount of R$ 79.3 million, representing a percentage variation of 56.7%. The increase in the quarter resulted from operating activity Candiota III (Phase C) on a larger scale in the months of October and November. In December the production was affected by the stoppage of the Unit for preventive maintenance.

Electric Energy Service Cost

The electricity purchased for resale presented in 4Q13 the amount of R$ 54.5 million and in 3Q13 and the amount was R$ 9.6 million, an increase of 467.7% between periods. This percentage variation between quarters was due to an increased need for energy acquisition in 4Q13, more specifically in the month of December, in consequence of the stoppage of Candiota III (Phase C) for preventive maintenance.

The charges for use of transmission network presented in 4Q13 the amount of R$ 7.0 million, and in 3Q13 the amount was R$ 7.0 million, these costs are concentrated in the item CUS-T and CUS-D and showed no variation in the quarters.

The fuel costs for electric power production presented in 4Q13 the amount of R$ 35.8 million and the 3Q13 was R$ 41.2 million, presenting a percentage variation between periods of -15.1%. The reduction in fuel consumption is due to lower production in 4Q13 mainly due the stoppage in Candiota III (Phase C) for preventive maintenance guarantee in December 2013.

The cost of depreciation and amortization in 4Q13 showed the amount of R$ 17.0 million, and in 3Q13 the amount of R$ 17.5 million, representing a decrease of 2.9% resulting from the termination of the depreciable life of equipments and sale of real estate of the Workers' Village in Candiota/RS.

Personnel expenses in 4Q13 showed the amount of R$ 18.3 million, and in 3Q13 the amount was R$ 24.7 million. It represents a variation between the amounts of -25.9%. The variation stems from the resignation Plan in the previous quarter.

The expenses on materials presented in 4Q13, the amount of R$ 2.6 million in the 3Q13 the amount was of R$ 20.2 million. The percentage variation between periods was -87.1%, where the lender resulting value is the result of inventory in the 4th quarter and a reduction in the consumption of materials as a result of stoppage for preventive maintenance in Candiota III (Phase C ) in December 2013.

The expenses with third part services in 4Q13 showed an amount of R$ 32.0 million and in the 3Q13 the amount was R$ 25.7 million, with a variation of 24.5%. This group has its expenses concentrated under the item "Maintenance and conservation of machinery and production equipment" and the percentage of variation is due to spending applied under this item, mainly in the month of December during the stoppage for preventive maintenance of Candiota III (stage C).

The other operating costs in 4Q13 showed the amount of R$ 0.3 million in the period and in the 3Q13 the amount was R$ 3.9 million, the variation between the amounts presented was -92.3%. The item recovery of expenses resulted in a reduction in the amount of the balance of this group in 4Q13.

Operational Expenses

The personnel expenses presented in 4Q13 the amount to R$ 2.7 million and in 3Q13 the amount was R$ 11.0 million, the percentage variation between the amounts was -75.5%. The variation between the periods is due to personnel early retirement plan in 2013, with the largest cost recognized in 2Q13 and 3Q13.

The depreciation and amortization expenses in 4Q13 showed the amount of R$ 0.3 million and in 3Q13 and the value was R$ 0.3 million with no variation between the periods.

The group Other operating expenses presented in 4Q13 the amount of R$ 2.5 million. In 3Q13 the amount was R$ 3.9 million, the percentage change between the amounts is (-) 35.9%. The main expenditures in this group constitute the ANEEL Inspection Fee of R$ 0.8 million, communication expense in R$ 0.4 million and fines expenses R$ 1.2 million.

Financial Result

The net financial result shows in the 4Q13 shows the amount of expenses of R$ 34.0 million, in 3Q13 the amount of expenditure presented was R$ 23.0 million, with variation of 47.8% between both periods. This increase was due primarily to spending on the services of the stock of debt taken by the company with the parent Company Eletrobras.

Market Data

1. Generation Assets and Energy generated

Unit	Installed Capacity MW	Guaranteed energy MW Average	Energy generated MWh
			1Q13	2Q13	3Q13	4Q13
P. Médici (Candiota)	446	251.500	300,470	220,167	160,269	125,903
Candiota III – Fase C	350	292.000	618,460	503,545	502,163	382,844
S. Jerônimo (Candiota)	20	12.600	7,260	5,848	6,261	3,229
Nutepa (Candiota)	24	6.100	-	-	-	-
Total	840	573.700	926,190	729,560	668,693	511,977

Unit	Location (State)	Beginning of operation	End of concession
P. Médici (Candiota)	RS	Jan/74	Jul/15
Candiota III – Fase C	RS	Jan/11	Jul-41
S. Jerônimo (Candiota)	RS	Apr/53	Jul/15
Nutepa (Candiota)	RS	Feb/68	Jul/15

2. Electric energy purchased for resale

System	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras	MWh	-	-	121,440	121.385
	R$ million	-	-	21.81	21,80
Others	MWh	130,404.00	78,288.00	30,504	-
	R$ million	42.57	23.17	3.72	-
Total	MWh	130,404.00	78,288.00	151,944	121.385
	R$ million	42.57	23.17	25.53	21,80

3. Energy sold

Buyer	Sale model	1Q13		2Q13		3Q13		4Q13
		R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
Eletrobras System	A	-	-	-	-	-	-	-	-
	B	-	-	-	-	-	-	-	-
Others	A	148.90	933,070.96	151.23	929,672.47	154.51	921,881.329	158.05	937,624.82
	B	-	-	-	-	-	-	-	-
Total	A	148.90	933,070.96	151.23	929,672.47	154.51	921,880.329	158.05	937,624.82
	B	-	-	-	-	-	-	-	-

A - Through auction

B - Through free market agreements or bilateral contracts

(*) The june/2013 are estimated

4. CCEE settlement (Spot and MRE)

	Unit	1Q13	2Q13	3Q13	4Q13
Sale	R$ million	24.34	-	-	-
	MWh	75,995.474	-	-	-
	MWaverage	35.167	-	-	-
Purchase	R$ million	-	13.08	5.30	18.29
	MWh	-	33,821.473	43,448.373	82,723.195
	MWaverage	-	15.486	19.894	37.465
Net	R$ million	24.34	13.08	5.30	18.29
	MWh	75,995.474	33,821.473	43,449.373	82,723.195
	MWaverage	35.167	15.486	19.894	37.465

5. Fuel used to produce electricity

Type	Unit	1Q13		2Q13		3Q13		4Q13
		Amount	R$	Amount	R$	Amount	R$	Amount	R$
Fuel oil	T	9,104.220	9,630,420.08	6,262.84	7,353,826.73	6,585	6,048,455.98	7,399	9,046,337.35
Diesel Oil	L	5,700,00	-	15,200.00	31,135.68	41,300	51,092.50	30,000	60,648.00
Coal	T	931,885.25	39,721,564.15	778,733.35	38,788,294.30	654,905	29,670,331.81	831,000	30,495,618.99

6. Losses in generation - %

1Q13	2Q13	3Q13	4Q13
13.88	14.21	13.52	14.9

7. Average price– R$/MWh

1Q13	2Q13	3Q13	4Q13
159.58	162.48	147.46	149.48

8. Extension of transmission lines - Km  - NA

9. Transmission losses - % - NA

10. Main investments of parent company– R$ million

Project	1Q13	2Q13	3Q13	4Q13	2013 budget
Generation	-				-
Generation system maintenance - MSGEE	27	3	-	1	71
Environmental impact mitigation	1	1	1	3	10
Phase A/B UPME revitalization	4	4	9	6	44
Other	-	1	-	1	4
Total	32	9	10	11	129

11.New investments – NA

12.Loans and financing – R$ million

Local currency – LC

Creditor	Balance 03.31.13	Balance 06.30.13	Balance 06.30.13	Balance 31.12.13	Due Date	Index
Eletrobras	516,202	521,952	513,547	526,116	12/20/2021	IPCA + 0,1% p.y.
Eletrobras	168,720	169,516	148,616	151,850	06/20/2016	IPCA + 0,6% p.y.
Eletrobras	98,140	99,862	95,216	98,572	12/20/2022	IPCA + 3,54% p.y.
Eletrobras	109,589	102,596	95,850	88,298	01/30/2017	0,5% p.y..
Eletrobras	10,033	10,041	10,047	9,981	01/30/2015	Selic + 0,5% p.y..
Eletrobras	13,451	13,461	13,470	13,382	01/30/2015	Selic + 0,5% p.y..
Eletrobras	10,350	1	-	-	04/30/2013	Selic + 0,5% p.y.
Eletrobras	26,087	26,926	27,251	26,336	06/30/2018	0,5% p.y.
Eletrobras	46,258	52,277	55,557	55,160	08/30/2017	Selic + 0,5% p.y.
Eletrobras	54,741	54,781	50,475	40,857	05/31/2015	Selic
Eletrobras	44,383	44,460	44,516	44,213	30/12/2015	Selic
Eletrobras	-	10,273	10,280	10,212	07/30/2017	Selic + 0,5% p.y..
Eletrobras	-	30,178	30,216	30,000	07/30/2017	Selic + 0,5% p.y.
Eletrobras	-	43,659	43,713	201,156	05/31/2021	Selic + 0,5% p.y.
Eletrobras	-	-	8,663	8,609	09/30/2015	Selic + 0,5% p.y.
Eletrobras	-	-	42,711	42,396	12/30/2017	Selic
Eletrobras	-	-	13,220	13,130	07/30/2021	Selic + 0,5% p.y.
Eletrobras	-	-	43,404	43,100	08/31/2021	Selic + 0,5% p.y.
Eletrobras	-	-	13,335	13,335	09/30/2015	Selic + 0,5% p.y.
Eletrobras	-	-	20,484	20,412	09/30/2021	Selic + 0,5% p.y.
Eletrobras	-	-	35,760	35,671	09/30/2021	Selic + 0,5% p.y.
Eletrobras	-	-	-	10,772	09/30/2017	Selic + 0,5% p.y.
Eletrobras	-	-	-	26,937	10/30/2021	Selic + 0,5% p.y.
Eletrobras	-	-	-	25,479	10/30/2021	Selic + 0,5% p.y.
Eletrobras	-	-	-	39,998	12/31/2021	Selic + 0,5% p.y.

Foreign currency – FC - NA

13.Contracts

13.1.Loans and financing – R$ million

Loans and financing	2013	2014	2015	2016	2017	After 2017
By activity
Generation	52,925	215,556	241,977	202,250	213,861	649,403
By creditor
Eletrobras	52,925	215,556	241,977	202,250	213,861	649,403

13.2.Energy purchase - NA

13.3.Energy sale

Energy Sales contracts	Unit	2013	2014	2015	2016	2017	After 2017
Regulated Market	MWh	3,708,984.00	3,708,984.00	3,708,984.00	2,841,744.00	2,557,920.00	2,557,920.00
	R$ million	612.57	643.34	643.34	532.33	493.17	493.17
Bilateral Contract	MWh	-	-	-	-	-	-
	R$ million	-	-	-	-	-	-
TOTAL	MWh	3,708,984.00	3,708,984.00	3,708,984.00	2,841,744.00	2,557,920.00	2,557,920.00
	R$ million	612.57	643.34	643.34	532.33	493.17	493.17

14.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

14.1.By tenure

Generation

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	274	279	267	275
6 to 10	118	115	116	117
11 to 15	-	2	3	2
16 to 20	31	31	30	29
21 to 25	48	47	41	28
beyond 25	244	244	251	155
Total	715	718	708	606

14.2.By region

State	Number of employees
	1Q13	2Q13	3Q13	4Q13
Rio Grande do Sul	715	718	708	606

14.3.By departments

Department	Number of employees
	1Q13	2Q13	3Q13	4Q13
Field	571	573	556	478
Administrative	144	145	152	128

15.Complementary work force

Operational	1Q13	2Q13	3Q13	4Q13
	1,064	1,053	1,049	1,112

16.Complementary work force

1Q13	2Q13	3Q13	4Q13
0.76%	0.97%	0.14%	9.77%

2. Distribution Companies

Company	Net Operating Revenue		Service Result		Income/Loss for the Period		EBITDA (R$ million)		EBITDA Margin
	2013	2012	2013	2012	2013	2012	2013	2012	2013	2012
Amazonas Energia	2,711	2,070	-180	-375	-1,484	-1,000	-526	-235	-19.4%	-11.4%
Distribuição Alagoas	921	890	-135	-137	-137	-117	-85	-104	-9.2%	-11.7%
Distribuição Piauí	1,019	1,183	-358	3	-428	-51	-329	19	-32.3%	1.6%
Distribuição Rondônia	1,072	989	-161	-260	-314	-206	-238	-126	-22.3%	-12.7%
Distribuição Roraima	190	192	43	-108	48	-133	52	-101	27.3%	-52.5%
Distribuição Acre	343	301	-64	-41	-154	-48	-97	13	-28.2%	4.4%

Eletrobras System Distribution

Company	Extension of Distribution Lines	Number of Clients assisted	Number of municipalities served	Number of substations
Amazonas Energia	44,381	827,235	62	53
Distribuição Acre	17,733	231,144	22	15
Distribuição Alagoas	40,761	981,454	102	40
Distribuição Piauí	86,273	1,102,032	224	81
Distribuição Rondônia	55,760	564,892	52	57
Distribuição Roraima	3,467	97,203	1	3

Extension of Transmission Lines – Km

Company	Own (a)	SPEs (b)	Physical aggregation in 2013	Total (a+b)
Amazonas	673	-	-	673
Geration and Transmission Companies	59,987	3,794	3,363	63,691
Total	60,570	3,794	3,363	64,364
(b) Company's participation in the enterprise

Installed Capacity – MW

Company	Own (a)	SPEs (b)	Physical aggregation in 2013	Total (a+b)
Amazonas Energia	2,083	-	-	2,083
Distribuição Rondônia	3	-	-	3
Eletrobras	-	13	-	13
Generation and Transmission companies	39,543	1,345	659	40,888
Total	41,628	1,358	659	42,987
(b) Company's participation in the enterprise

Energy sold – MWh

	2013	2011
Amazonas Energia	5,843,457	5,477,377
Distribuição Acre	815,767	810,632
Distribuição Alagoas	3,190,949	3,002,729
Distribuição Piauí	2,800,824	2,627,829
Distribuição Roraima	619,300	584,244
Distribuição Rondônia	2,821,856	2,713,085
Total	16,092,153	15,215,896

Balance Sheet

(R$ thousands)

Assets	12.31.13	12.31.12 (resubmitted)	01.01.2012 (resubmitted)
Current Assets
Cash and banks	84,656	390,677	94,928
Consumers	372,341	335,655	370,515
Taxes and social contributions to compensate	34,063	31,789	28,795
Reimbursement rights	10,195,291	6,348,222	3,093,464
Stored materials	141,381	77,318	57,744
Other credits	152,906	102,208	99,050
	10,980,638	7,285,869	3,744,496
Non-Current Assets

Consumers	53,619	51,317	-
Taxes and social contributions	1,749,861	1,450,703	1,383,426
Deposits linked to legal suits	270,213	190,062	139,604
Financial assets	3,039,230	2,138,126	1,476,138
Other credits	9,071	9,077	12,876
Investment	7,678	7,670	7,670
Intangible	194,303	629,606	630,370
Property, plant and equipment	1,257,715	1,278,105	1,310,156
	6,581,690	5,754,666	4,960,240
Total Asset	17,562,328	13,040,535	8,704,736

Liabilities and Equity	12.31.13	12.31.12 (resubmitted)	01.01.2012 (resubmitted)
Current Liabilities
Suppliers	4,841,004	3,318,298	2,999,098
Loans and Financing	7,783,701	5,328,423	1,236,077
Taxes and social contributions	472,434	270,381	102,072
Estimated obligations	181,596	162,929	142,997
Reimbursement obligations	-	6,352	42,012
Sector charges	63,227	47,250	68,043
Leasing	48,028	40,130	21,491
Post employment benefits	1,022	-	-
Other	922,292	125,283	132,944
	14,313,304	9,299,046	4,744,734

Non-Current Liabilities

Suppliers	599,631	-	48,038
Loans and financing	715,349	758,962	452,759
Reimbursement obligations	1,891,628	1,860,104	1,775,544
Estimated obligation	4,849	-	-
Post-employment benefits	1,362	11,562	-
Provision for lawsuits	200,135	240,650	171,141
Resources for capital increase	2,009,423	1,591,287	1,401,167
Concessions to pay – use of public owned assets	-	277,687	63,919
Concessions to pay	295,259	279,392	300,106
Others	23,890	21,159	35,064
	5,741,526	5,040,803	4,247,738

Stockholders’ Equity

Social Capital	4,610,171	4,330,917	4,330,917
Accumulated losses	(2,409)	(13,498)	(1,647)
Equity adjustment	(7,100,264)	(5,616,733)	(4,617,006)
	(2,492,502)	(1,299,314)	(287,736)

Total Liabilities and Stockholders’ Equity	17,562,328	13,040,535	8,704,736

Statement of Income

(R$ thousands)

	2013	2012 (Resubmitted)
Net operating revenue	2,711,484	2,070,391
Operating expenses
Cost with electric energy	(406,444)	(98,100)
Electric energy purchased for resale	(406,444)	(98,100)
Operating cost	(1,161,541)	(1,103,753)
Personnel, material and third-part related service	(473,350)	(442,942)
Depreciation and Amortization	(143,194)	(127,978)
Hydric resources usage	(6,363)	(5,593)
Electric energy fuel production	(3,751,983)	(3,294,316)
Expeses recovery - CCC	3,611,563	3,124,593
Others	(398,214)	(357,517)
Gross income	(988,576)	(719,202)
Operating expenses	154,923	149,336
Service Results	(19,861)	(524,558)
Income financing	135,062	(375,222)
Operating result before Law 12,783/13	(648,827)	(636,227)
Gain (loss) – Law 12,783/13	(513,765)	(1,011,449)
Operating result after Law 12,783/13	(460,398)	-
Loss for the period	(974,163)	(1,011,449)

Cash Flow

(R$ thousands)

	2013	2012
Operating activities – cash flow
Loss for the period	(1,483,531)	(999,727)
Adjustments to reconcile loss of cash provided by operations
Depreciation and amortization	154,067	133,551
Financial charges	95,275	63,300
Asset monetary variation	(1,308)	(1,084)
Liability monetary variation	(66,219)	(37,497)
Monetary update of advance for future increase capital	1,567	5,428
Selic rate monetary update	11,810	15,487
Monetary update for judicial deposits	(35,335)	(21,439)
Write-off of juducial deposits	12,255	16,120
Financial charges for financial leasing	379,771	412,152
Actuarial evaluation	891	(290)
Doubtfull credit settlement provision	39,427	86,872
Lawsuits provision	(22,407)	61,670
Write-off of finacing assets	66,316	36,771
Write-off of intangible assets	58,981	-
Write-off of fixed assets	3,412	6
Write-off of investments	2	-
New Replacement Value - VNR	500,198	(6,577)
Onerous contract reversal	15,867	-
Provision for loss on disposal of assets	-	24,863
Provision for loss with prescription of tax credits	-	35,976
Impairment of tax credits	(92,528)	92,528
Impairment of recoverable assets	(256,210)	(522)
	(617,699)	(82,412)
Current asset variations
Clients	(9,894)	(14,515)
Stock	(64,063)	(44,437)
Taxes and social contributions	(2,274)	(2,994)
CCC (Fossil Fuel Account)	(3,847,069)	(3,254,758)
Others	(49,390)	(2,074)
	(3,972,690)	(3,318,778)
Non-Current asset variations
Clients	(2,302)	(51,317)
Taxes and social contributions	(206,630)	(195,781)
Others	6	3,799
	(208,926)	(243,299)
Current liability variations
Supplier	1,522,706	319,200
Reimbursement Obligations	2,455,278	4,092,346
Leasing	18,667	19,932
Taxes and social contributions	15,977	(20,793)
Sector charges	(6,352)	(35,660)
Post-employment benefits	7,898	18,639
Estimated obligations	1,022	-
Others	797,009	(7,661)
	4,812,205	4,386,003
Non-current liability variations
Reimbursement Obligations	599,631	(48,038)
Leasing	406,326	174,633
Provision for contingencies	(348,247)	(327,592)
Post-employment benefits	(18,108)	7,839
Estimated obligations	4,849	-
Special obligations – financing asset concession	75,791	48
Special obligations – intangible assets	2,432	4
Others	2,731	(13,905)
	725,405	(207,011)
Cash from Operating Activities
Financing charges – payment	(93,525)	(42,287)
Legal deposits	(57,071)	(45,139)

Net Cash (Used in) Generated by Operating Activities	587,699	447,077

Cash Flow

(R$ thousands)

	2013	2012
Cash from investment activities
Investments acquisition	(10)	-
Financing asset acquisition - concessions	(956,994)	(688,005)
Property, plant and equipment acquisition	(47,636)	(40,227)
Intangible acquisition	(14,920)	(8,452)
Intangible acquisition - concessions	(30,850)	(76,483)
Net Cash used in investment activities	(1,050,410)	(813,167)

Financing Activities

Receipt of increase capital resources	-	208,340
Loans and financing obtained	329,924	549,454
Loans and financing payment	(173,234)	(95,955)
Net cash used in financing activities	156,690	661,839

Increase (Decrease) in Cash and Cash Equivalents	(306,021)	295,749

Cash and cash equivalents at beginning of the period	390,677	94,928
Cash and cash equivalents at end of the period	84,656	390,677

Analysis of the result

The Company presented in 4Q13 a loss 198.9% higher than the registered in 3Q13, from R$ 287.6 million in 3Q13, to R$ 859.7 million in 4Q13, mainly due to the increase of some items, Personnel, Power Purchased for resale, provisions - PIE's, Fines ANEEL, Provision for Loss on asset disposal and effective losses on asset disposal and the register of the New Replacement Value (VNR) as detailed below:

Operating Revenue

The electric energy supply increased by 21.2%, from R$ 504.7 million in 3Q13, to R$ 611.7 million in 4Q13, due to the revenue of the energy sold in the CCEE by Pricing Settlement of Differences (PLD).

The construction revenue increased by 42.6%, from R$ 194.0 million in 3Q13, to R$ 276.6 million in 4Q13, mainly due to the construction of the gas plant Maua 3 of 600w. It is worth mentioning that this item vanishes with the item construction cost in expenses, with no impact in the result.

Electric Energy Service Cost

The electric energy purchased for resale increased by 74.3% from R$ 106.5 million in 3Q13 to R$ 185.6 million in 4Q13, mainly due to the register of R$ 164.1 million for the obligations with power purchase contract in Commercialization Chamber (CCEE) in effect since 01/01/2013.

The depreciation and amortization increased by 9.5% from R$ 37.9 million in 3Q13 to R$ 41.5 million in 4Q13, not presenting significant impact on the Company results.

Personnel expenses decreased by 15.65%, from R$ 96.7 million in 3Q13, to R$ 81.5 million in 4Q13. In 3Q13 the amount was higher due to the register of R$ 7.1 million of the Labor Agreement.

The material expenses decreased by 4.57%, from R$ 9.6 million in 3Q13, to R$ 9.2 million in 4Q13, not presenting significant impact on the Company result.

The third-part related service expenses increased by 10.4%, from R$ 60.7 million in 3Q13, to R$ 67.0 million in 4Q13, not presenting significant impact on the Company.

Operating Revevue (expense)

The key variations in the provision accounts are highlighted below:

a)      Provision/Reversal to devaluation of tax credits (impairment) there was reversal in 4Q13 of the amount of R$ 92.5 million.

b)    Provisions -'s Pie, in 4Q13 the Company registered the amount of R$ 154.9 million. This provision refers to the values identified as the main in the lawsuit no 0039286-87.2009.4.01.3400 the El Paso Rio Negro independent producer filed against Eletrobras holding.

c)     Fines - ANEEL, in 4Q13 was registered the amount of R$ 73.5 million by virtue of were provisioned not only the lawsuits registered as probable, but also the amounts that are registered in the item judicial deposits (assets) and are not registered as provision in liabilities (Lawsuits Provisions).

b)      Provision/Reversal for devaluation of fixed asset (impairment), in 4Q13. The reversal amount was R$ 240.3 million.

e)    Provision for loss on asset disposal and effective losses on asset disposal, in 4Q13 was registered 119.5 million in order of asset write-off.

New Replacement Value

The NRV decreased by 977.6%, from R$ 35.0 million in 3Q13, to R$ 377 million in 4Q13, because in this quarter, the Company proceeded to VNR update adjusting it in accordance with the ANEEL Regulatory Remuneration Base.

Financial Result

The financial revenues increased by 61.8%, from R$ 27.5 million in 3Q13, to R$ 44.5 million in 4Q13. The main item that impacted was the Moratorium Increase over Energy Sales, which reached R$ 26.9 million in 4Q13 due to the registration fee and update the receivable accounts with overdue customers.

The financial expenses increased by 158.9%, from R$ 207.5 million in 3Q13 to R$ 537.2 million in 4Q13, due to the item Update Providers CCC, considering that in 4Q13 was registered the amount of R$ 96.0 million related to the update of Petrobras, Cigás Independent Producers.

Market Data

1.Generation Assets and Energy generated

Own assets

Unit	Fuel	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated MWh
				1Q13	2Q13	3Q13	4Q13
Parintins	Biodiesel BS1800	33.16	10.083	22,757	25,634	27,187	30,800
Itacoatiara	Biodiesel BS1800	34.83	6.328	17,338	23,032	24,455	26,680
Manacapuru	Biodiesel BS1800	28.93	10.868	157	52	0	0
Barreirinha	Biodiesel BS1800	3.71	0.729	2,610	2,852	3,127	3,250
Coari	Biodiesel BS1800	20.85	7.572	18,615	20,348	20,442	21,027
Maués	Biodiesel BS1800	12.43	3.822	8,393	9,093	9,843	10,724
Humaitá	Biodiesel BS1800	15.37	4.661	11,459	12,632	12,999	12,586
Urucará	Biodiesel BS1800	4.67	1.484	3,161	3,414	3,457	3,601
Benjamin Constant	Biodiesel BS1800	7.32	2.549	6187	6,618	6,561	6,696
Tefé	Biodiesel BS1800	18.2	6.783	16,724	17,724	18,732	19,669
Manicoré	Biodiesel BS1800	7.67	2.489	6,100	6,710	7,077	6,891
Autazes	Biodiesel BS1800	6.07	1.753	5,181	5,649	5,936	5,069
Codajás	Biodiesel BS1800	7	1.653	3,829	4,068	4,195	3,211
Eirunepé	Biodiesel BS1800	10.62	1.996	4,464	5,005	4,882	5,148
Nova O. do Norte	Biodiesel BS1800	6.52	1.996	4,545	9,652	5,429	5,468
Atalaia do Norte	Biodiesel BS1800	1.19	0.05	2	96	2	213
Barcelos	Biodiesel BS1800	4.87	1.367	3,347	3,507	3,445	3,775
Lábrea	Biodiesel BS1800	9.54	2.611	6,347	7,183	7,002	7,706
São P. de Olivença	Biodiesel BS1800	3.79	0.986	2,370	2,599	2,560	2,607
Santo Antônio do Içá	Biodiesel BS1800	3.22	1.04	2,570	2,776	2,707	2,805
Carauari	Biodiesel BS1800	7.18	2.036	4,977	5,499	5,417	5,645
Fonte Boa	Biodiesel BS1800	6.23	1.662	3,482	3,487	3,569	4,094
Boca do Acre	Biodiesel BS1800	8.22	2.538	6,338	6,645	6,688	7,183
São G. da Cachoeira	Biodiesel BS1800	8.42	3.021	7,326	7,845	7,591	8,204
Itapiranga	Biodiesel BS1800	3.06	0.985	2,740	2,496	2,642	2,678
Anori	Biodiesel BS1800	4.16	1.073	2,661	2,933	3,065	3,133
Silves	Biodiesel BS1800	2.5	0.498	1,325	1,516	1,599	1,697
Augusto Montenegro	Biodiesel BS1800	0.6	0.055	115	212	130	177
Nhamundá	Biodiesel BS1800	4.58	0.961	2,473	2,805	2,945	2,962
Tabatinga	Biodiesel BS1800	15.43	5.336	12,771	13,765	13,385	14,120
Novo Aripuanã	Biodiesel BS1800	5.69	1.584	3,783	3,996	4,165	4,187
Borba	Biodiesel BS1800	3.6	1.851	4,694	5,265	5,395	5,284
Santa I.do Rio Negro	Biodiesel BS1800	2.42	0.676	1,638	1,740	1,658	1,884

Unit	Fuel	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated MWh
				1Q13	2Q13	3Q13	4Q13
Jutaí	Biodiesel BS1800	6.18	1.182	2,437	2,565	2,734	2,971
Novo Airão	Biodiesel BS1800	5.27	1.206	2,996	3,364	3,523	3,740
Ipixuna	Biodiesel BS1800	3.04	0.597	1,432	1,487	1,440	1,557
Envira	Biodiesel BS1800	3.38	0.856	1,915	2,032	2,167	2,429
Cucuí	Biodiesel BS1800	0.57	0.073	151	171	162	271
Japurá	Biodiesel BS1800	0.18	0.044	123	132	122	159
Maraã	Biodiesel BS1800	3.69	0.628	1,755	1,753	1,665	2,231
Juruá	Biodiesel BS1800	2.49	0.462	1,261	1,378	1,339	1,460
Tapauá	Biodiesel BS1800	3.71	1.155	3,195	3,482	3,419	3,444
Canutama	Biodiesel BS1800	2.23	0.613	1,345	1,506	1,565	1,593
Pauini	Biodiesel BS1800	2.62	0.698	1,777	1,843	1,827	1,945
Careiro	Biodiesel BS1800	2.5	0.859	1,791	2,034	1,879	2,024
Amaturá	Biodiesel BS1800	1.8	0.446	1,085	1,172	1,205	1,268
Estirão do Equador	Biodiesel BS1800	0.72	45.207	123	135	122	132
Palmeiras	Biodiesel BS1800	0.72	0.053	109	97	101	104
Ipiranga	Biodiesel BS1800	0.42	0.054	105	118	116	125
Vila Bittencourt	Biodiesel BS1800	0.57	0.068	171	169	169	122
Iauaretê	Biodiesel BS1800	1	0.178	221	227	222	229
São S. do Uatumã	Biodiesel BS1800	2.64	0.638	1,469	1,584	1,649	1,675
Tonantins	Biodiesel BS1800	3.46	0.944	1,825	1,866	1,813	2,048
Alvarães	Biodiesel BS1800	2.72	0.641	1,693	1,948	1,956	2,061
Beruri	Biodiesel BS1800	2.97	0.756	2,138	2,199	2,461	2,534
Caapiranga	Biodiesel BS1800	2.06	0.493	1,338	1,498	1,613	1,263
Uarini	Biodiesel BS1800	1.94	0.615	1,651	1,821	1,851	26012
Urucurituba	Biodiesel BS1800	2.84	0.787	2,034	2,262	2,907	3,291
Pedras	Biodiesel BS1800	0.57	0.102	264	321	318	321
Anamã	Biodiesel BS1800	1.73	0.54	1,473	1,535	1,643	1,728
Itamarati	Biodiesel BS1800	2.56	0.405	1,018	1,166	1,210	1,272
Castanho	Biodiesel BS1800	12.72	4.195	10,822	11,692	12,258	12,907
Rio Preto da Eva	Biodiesel BS1800	11.21	3.389	8,638	9,363	9,472	11,350
Limoeiro	Biodiesel BS1800	1.79	0.335	916	976	1,008	1,091
Boa Vista do Ramos	Biodiesel BS1800	2.31	0.738	1,868	2,023	2,164	2,699
Manaquiri	Biodiesel BS1800	3.01	1.118	2,984	3,420	3,490	3,557
Caviana	Biodiesel BS1800	0.58	0.122	295	349	349	357
Campinas	Biodiesel BS1800	0.43	0.06	144	170	182	188
Caiambé	Biodiesel BS1800	0.88	0.121	311	369	381	383

Unit	Fuel	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated MWh
				1Q13	2Q13	3Q13	4Q13
Murituba	Biodiesel BS1800	0.3	0.033	72	72	78	86
Apuí	Biodiesel BS1800	7.19	1.381	3,354	3,623	3,882	3,943
Mocambo	Biodiesel BS1800	0.89	0.188	0	0	0	0
Belém do Solimões	Biodiesel BS1800	0.84	0.213	394	414	426	424
Itapeaçú	Biodiesel BS1800	0.85	0.153	403	446	251	8
Caborí	Biodiesel BS1800	0.78	0.095	698	790	806	836
Cametá	Biodiesel BS1800	0.612	0.136	325	294	65	9
Sacambú	Biodiesel BS1800	0.448	0.064	171	189	211	219
Novo Remanso	Biodiesel BS1800	4.06	1.331	3,916	4,299	4,584	4,433
Tuiué	Biodiesel BS1800	0.71	0.096	277	316	335	342
Jacaré	Biodiesel BS1800	0.34	0.164	489	542	590	639
Novo Céu	Biodiesel BS1800	1	0.404	1,872	1,970	1,837	1,760
Zé Açú	Biodiesel BS1800			0	0	0	0
Vila Amazônia	Biodiesel BS1800	2.08	0.341	1,076	1,239	1,213	1,288
Terra Nova	Biodiesel BS1800			264	0	0	322
Axinim	Biodiesel BS1800	0.66	0.107	139	305	330	157
Vila Urucurituba	Biodiesel BS1800	0.38	0.059	135	146	155	153
Arara	Biodiesel BS1800	0.332	0.052	178	145	150	216
Feijoal	Biodiesel BS1800	0.778	0.062	730	833	796	838
Lindoia	Biodiesel BS1800	1	0.304	142	147	149	173
Moura	Biodiesel BS1800	0.52	0.065	114	147	149	129
Santana	Biodiesel BS1800	0.31	0.051	133	126	133	150
Sucunduri	Biodiesel BS1800	0.16	0.048	40	144	148	49
Carvoeiro	Biodiesel BS1800	0.33	0.016	61	46	59	74
Itapuru	Biodiesel BS1800	0.31	0.02	240	69	70	347
Betânia	Biodiesel BS1800	0.43	0.111	1,512	249	264	1,954
Vila de Matupí	Biodiesel BS1800	1.85	0.619	203	1,640	1,828	213
Auxiliadora	Biodiesel BS1800	0.468	0.079	31	225	254	63
Tamaniquá	Biodiesel BS1800	0.468	0.079		59	58	63
Santa Rita Well	Biodiesel BS1800	0.62	0.183	468	507	505	509
Parauá	Biodiesel BS1800	0.568	0.096	260	169	199	240
Belo Monte	Biodiesel BS1800	0.246	0.044	109	111	110	113
Vila de Alterosa	Biodiesel BS1800	0.33	0.067		197	198	228
Camaruã						110	107
UHE Balbina	Água	277.5	285,486.60	275,682	343,605	309,132	395,470
UTE Aparecida	OCTE, GN	282.5	206,143.70	204,162	259,912	305,258	319,532
UTE Mauá	Bloco 1 - OC1A / Bloco 3 Gás Natural (Alternativo OCTE) / Bloco4 – OPGE / Bloco 5 – Biodiesel / Bloco 6 – Biodiesel / Bloco 7 - Biodiesel	738.1	425,763.05	345,435	354,047	375,500	389,511

Unit	Fuel	Installed Capacity MW	Guaranteed energy – MW Average	Energy generated MWh
				1Q13	2Q13	3Q13	4Q13
UTE Electron	OCTE	121.1	911.7	486	2,575	3,558	2,142
UT CO Cidade Nova	Diesel/Biodiesel	29.6	19,096.20	19,126	22,100	22,756	17,535
UT AS São José	Diesel/Biodiesel	73.4	59,172.30	58,554	67,393	62,835	55,959
UT FO Flores	Diesel/Biodiesel	124.7	87,184.60	95,163	101,259	113,556	90,195
UTE Distrito	Biodiesel (B S1800)	51.3	37,207.00	26,669	29,903	50,602	40,818
UTE Iranduba	Diesel/Biodiesel	66.6	28,026.00	38,369	41,698	48,073	40,320
Total		2,204.22		1,344.804	1,537.026	1,610.002	1,711.282

Unit	Location (State)	Beginning of operation	End of operation
Parintins	Amazonas	Dec/65	Undefined
Itacoatiara	Amazonas	Sep/66	Undefined
Manacapuru	Amazonas	Jan/67	Undefined
Barreirinha	Amazonas	Jun/67	Undefined
Coari	Amazonas	Sep/67	Undefined
Maués	Amazonas	Dec/67	Undefined
Humaitá	Amazonas	Jul/68	Undefined
Urucará	Amazonas	Jun/68	Undefined
Benjamin Constant	Amazonas	Aug/68	Undefined
Tefé	Amazonas	Aug68	Undefined
Manicoré	Amazonas	Ma/69	Undefined
Autazes	Amazonas	Jun/69	Undefined
Codajás	Amazonas	Sep/69	Undefined
Eirunepé	Amazonas	Sep69	Undefined
Nova Olinda do Norte	Amazonas	Oct/69	Undefined
Atalaia do Norte	Amazonas	Mar70	Undefined
Barcelos	Amazonas	Jul/70	Undefined
Lábrea	Amazonas	Aug70	Undefined
São Paulo de Olivença	Amazonas	Jan/71	Undefined
Santo Antônio do Içá	Amazonas	Jan/71	Undefined
Carauari	Amazonas	Jan/71	Undefined
Fonte Boa	Amazonas	Jan/71	Undefined
Boca do Acre	Amazonas	Feb/71	Undefined
São Gabriel da Cachoeira	Amazonas	Mar/71	Undefined
Itapiranga	Amazonas	Out/71	Undefined
Anori	Amazonas	Oct/71	Undefined
Silves	Amazonas	Oct/71	Undefined
Augusto Montenegro	Amazonas	Oct/71	Undefined
Nhamundá	Amazonas	Nov/71	Undefined
Tabatinga	Amazonas	Nov/71	Undefined
Novo Aripuanã	Amazonas	Jun/72	Undefined
Borba	Amazonas	May/72	Undefined
Santa Isabel do Rio Negro	Amazonas	Oct/72	Undefined
Jutaí	Amazonas	May/72	Undefined
Novo Airão	Amazonas	Jul/73	Undefined
Ipixuna	Amazonas	Jul/73	Undefined
Envira	Amazonas	Aug/73	Undefined
Cucuí	Amazonas	Oct/73	Undefined
Japurá	Amazonas	Oct/73	Undefined
Maraã	Amazonas	Oct/73	Undefined
Juruá	Amazonas	Oct/73	Undefined
Tapauá	Amazonas	Dec/73	Undefined
Canutama	Amazonas	Dec/73	Undefined
Pauini	Amazonas	Sep/74	Undefined
Careiro	Amazonas	Sep/74	Undefined
Amaturá	Amazonas	Nov/74	Undefined
Estirão do Equador	Amazonas	Dec/74	Undefined
Palmeiras	Amazonas	Dec/74	Undefined

Unit	Location (State)	Beginning of operation	End of operation
Ipiranga	Amazonas	Jan/75	Undefined
Vila Bittencourt	Amazonas	Dec/75	Undefined
Iauaretê	Amazonas	Apr/75	Undefined
São Sebastião do Uatumã	Amazonas	Apr/75	Undefined
Tonantins	Amazonas	Apr/75	Undefined
Alvarães	Amazonas	May/75	Undefined
Beruri	Amazonas	Dec/75	Undefined
Caapiranga	Amazonas	Jan/75	Undefined
Uarini	Amazonas	Feb/76	Undefined
Urucurituba	Amazonas	Jan/75	Undefined
Pedras	Amazonas	Aug/76	Undefined
Anamã	Amazonas	Jan/76	Undefined
Itamarati	Amazonas	Feb/76	Undefined
Castanho	Amazonas	Dec/79	Undefined
Rio Preto da Eva	Amazonas	Jun/04	Undefined
Limoeiro	Amazonas	Nov/82	Undefined
Boa Vista do Ramos	Amazonas	Mar/86	Undefined
Manaquiri	Amazonas	Jun/84	Undefined
Caviana	Amazonas	Jul/86	Undefined
Campinas	Amazonas	Jul/86	Undefined
Caiambé	Amazonas	Aug/76	Undefined
Murituba	Amazonas	Aug/86	Undefined
Apuí	Amazonas	Sep/86	Undefined
Mocambo	Amazonas	Mar/87	Undefined
Belém do Solimões	Amazonas	Mar/87	Undefined
Itapeaçú	Amazonas	Mar/87	Undefined
Caborí	Amazonas	Sep/92	Undefined
Cametá	Amazonas	Sep/92	Undefined
Sacambú	Amazonas	Dec/92	Undefined
Novo Remanso	Amazonas	Aug/98	Undefined
Tuiué	Amazonas	Sep/98	Undefined
Jacaré	Amazonas	Aug/98	Undefined
Novo Céu	Amazonas	Aug/98	Undefined
Zé Açú	Amazonas	Sep/98	Undefined
Vila Amazônia	Amazonas	Sep/98	Undefined
Axinim	Amazonas	Oct/98	Undefined
Vila Urucurituba	Amazonas	May/99	Undefined
Arara	Amazonas	Apr/00	Undefined
Feijoal	Amazonas	Feb/00	Undefined
Lindoia	Amazonas	Jul/00	Undefined
Moura	Amazonas	Apr/04	Undefined
Santana	Amazonas	Jul/05	Undefined
Sucunduri	Amazonas	Oct/06	Undefined
Carvoeiro	Amazonas	Mar/06	Undefined
Itapuru	Amazonas	Oct/10	Undefined
Betânia	Amazonas	Jul/06	Undefined
Vila de Matupí	Amazonas	Aug/06	Undefined
Auxiliadora	Amazonas	Oct/06	Undefined
Santa Rita Well	Amazonas	Nov/06	Undefined
Parauá	Amazonas	Sep/03	Undefined
Belo Monte	Amazonas	Oct/06	Undefined
Vila de Alterosa	Amazonas	Oct/06	Undefined
HEP Balbina	Amazonas	Jan/89	Mar/27
TEP Aparecida	Amazonas	Feb/84	Undefined
TEP Mauá	Amazonas	Apr/73	Undefined
TEP Electron	Amazonas	Jun/05	Undefined
TP CO Cidade Nova	Amazonas	Aug/08	Undefined
TP AS São José	Amazonas	Feb/08	Undefined
TP FO Flores	Amazonas	Aug/08	Undefined
TEP Distrito	Amazonas	Oct/10	Undefined
TEP Iranduba	Amazonas	Nov/10	Undefined

2. Electric energy purchased for resale

System	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras (Guajará)	MWh	1,597	1,423	1,842	1,436
	R$ million	0.1	0.6	0.4	0.4
Others (PIE'S-Independent Producer.- Self producer)	MWh	657,738	660,395	668,657	685,875
	R$ million	30.0	80.8	99.4	194.6
Total	MWh	659,335	661,818	670,499	687,311
	R$ million	30.1	81.4	99.8	195.0

3. Number of Consumer Units Serviced

	1Q13	2Q13	3Q13	4Q13
State utilities	9,916	10,068	9,525	932
Industrial	3,165	3,158	3,161	3,158
Residential	671,088	683,591	695,275	702,376
Commercial	67,953	68,787	69,574	70,185
Others	41,364	40,974	41,931	50,584
Total	793,486	806,578	819,466	827,235

4. Network Expansion - number of new connections

1Q13	2Q13	3Q13	4Q13
13,905	5,124	12,888	4,683

5. Substations

	1Q13	2Q13	3Q13	4Q13
Ses 69/13.8 Kv	22	22	23	23
Ses Special Consumers	28	29	30	30
Total	50	51	53	53

6. Fuel used to produce electricity

Type	Unit	1Q13		2Q13		3Q13		4Q13
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Diesel oil	Litre	85,746,310	884.8	136,900,324.1	955.1	137,841,579.9	956.9	113,364,486.00

7. Losses  - %

1Q13		2Q13		3Q13		4Q13
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
11.01	28.89	2.90	36.37	2.68	35.59	1.8	36.6

8 Extension of transmission lines – 09.30.13

Line	Extension (Km)	Tension (Kv)	Beginning of operation	End of concession
Balbina–Cristiano Rocha	158.513	230	Nov/06	Mar/27
Manaus–Cristiano Rocha	22.704	230	Nov/06	Mar/27
Ramal de Transmissão–Presidente Figueiredo	0.124	230	Sep/08	Mar/27
Balbina – Manaus I	180.344	230	May/89	Mar/27
Balbina – Balbina – Circuit 1	0.590	230	Feb/89	Mar/27
Balbina – Balbina – Circuit 2	0.635	230	Apr/89	Mar/27
Balbina – Balbina – Circuit 3	0.635	230	Apr/89	Mar/27
Balbina – Balbina – Circuit 4	0.680	230	Sep/89	Mar/27
Balbina – Balbina – Circuit 5	0.680	230	Jul/89	Mar/27

Subtransmission

Line	Extension (Km)	Tension (kV)	Beginning of operation	End of concession
Manaus I – São José	7.285	69	02/04/01	Sep/15
Manaus I – Mauá	11.815	69	10/13/91	Sep/15
Manaus I – Distrito I – Circuit 1	4.685	69	10/13/91	Sep/15
Manaus I – Distrito I – Circuit 2	4.682	69	11/11/06	Sep/15
Manaus I – V8 – Circuit 1	1.160	69	10/13/91	Sep/15
Manaus I – V8 – Circuit 2	1.160	69	10/13/91	Sep/15
Manaus I – Cachoeirinha	6.112	69	07/26/92	Sep/15
Manaus I – Seringal Mirim – Circuit 1	6.649	69	09/28/97	Sep/15
Manaus I – Seringal Mirim – Circuit 2	7.277	69	10/12/97	Sep/15
Manaus I– Flores – Circuit 1	4.460	69	02/11/89	Sep/15
Manaus I – Flores – Circuit 2	4.565	69	11/18/01	Sep/15
Manaus I – Flores – Circuit 3	4.810	69	12/02/07	Sep/15
Manaus I – Cidade Nova	7.463	69	01/01/96	Sep/15
Manaus I – Santo Antônio	9.516	69	04/19/05	Sep/15
Flores – Redenção	1.469	69	11/30/08	Sep/15
Redenção – Ponta Negra	4.515	69	11/30/08	Sep/15
Flores – Ponta Negra	5.959	69	12/02/07	Sep/15
Aparecida – Ponta Negra	8.610	69	07/15/83	Sep/15
Aparecida – Seringal Mirim	3.796	69	02/02/97	Sep/15
Aparecida – Cachoeirinha	3.994	69	04/23/05	Sep/15
Aparecida – El Paso	0.153	69	11/23/99	Sep/15
Mauá – Distrito I – Circuit 1	7.481	69	04/30/77	Sep/15
Mauá – Distrito I – Circuit 2	6.728	69	04/12/99	Sep/15
Mauá – Distrito II – Circuit 1	4.122	69	11/29/97	Sep/15
Mauá – Distrito II – Circuit 2	4.107	69	04/07/04	Sep/15
Mauá – Marapatá	6.489	69	11/05/11	Sep/15
Marapatá – Cachoeirinha	2.894	69	11/06/11	Sep/15
Mauá – Cidade Nova	26.016	69	08/20/06	Sep/15
Mauá – Mauá Geração – Circuit 1	0.533	69	02/22/04	Sep/15
Mauá – Mauá Geração – Circuit 2	0.226	69	02/29/04	Sep/15
Mauá – El Paso	0.200	69	03/07/04	Sep/15
Mauá Geração – São José	8.924	69	03/09/04	Sep/15
Mauá Geração – special consumers	9.362	69	07/09/04	Sep/15
Eletro – Cachoeirinha	0.357	69	01/01/81	Sep/15
Distrito I – special consumers	7.723	69	03/17/96	Sep/15
Distrito II – Cachoeirinha – Circuit 1	7.421	69	11/29/97	Sep/15
Distrito II – Cachoeirinha – Circuit 2	7.830	69	09/17/11	Sep/15
Seringal Mirim – Cachoeirinha	3.980	69	02/02/97	Sep/15
Santo Antônio – Sivam	5.326	69	03/19/95	Sep/15
Ponta Do Ismael – Iranduba	18.043	69	06/17/06	Sep/15
Flores – Ambev	0.161	69	03/16/03	Sep/15
Iranduba – Manacapuru	70.000	69	08/22/12	Sep/15
Total	308.058

9. DEC- Duration of interruptions - in hours

1Q13	2Q13	3Q13	4Q13
12.14	11.72	14.96	18.28

10. FEC – Frequency of interruptions – Number of outages

1Q13	2Q13	3Q13	4Q13
10.77	9.39	10.17	9.08

11. TMA – Average response time – in minutes

1Q13	2Q13	3Q13	4Q13
175.14	183.90	259.73	556.79

12. Average price– R$/MWh

1Q13	2Q13	3Q13	4Q13
257.89	287.10	288.81	283.06

13. Main investments – R$ million

Project	1Q13	2Q13	3Q13	4Q13	Budget 2013
Distribution	79,56	116,11	89,00	109,85	476,49
Extension of Urban distribution	34,01	52,93	41,33	41,95	213,24
“Light for All” Program	26,88	30,07	17,82	23,98	124,13
Maintenance of the distribution system	6,67	12,75	11,68	23,10	64,72
Maintenance of the urban network	12,01	20,37	18,17	20,83	74,39
Others (infrastructure)	3,36	2,78	3,10	10,97	25,43
Transmission	6,87	18,51	26,11	30,63	106,71
Generation	149,43	136,72	11,82	249,81	572,60
Total	239,22	274,12	130,03	401,26	1.181,23

14. New Investments

                 14.1. Generation

                                   14.1.1. Owner assets

Unit	Location (State)	Total of Investment R$ million	Amount invested R$ million	Installed Capacity - MW		Assured Energy MW average		Beginning of operation		Beginning of construction
				Open cycle	Comb. cycle	Open cycle	Combined cycle	Open cycle	Combined cycle
TEU Mauá 3	Amazonas	1,054.33	514.1	379.76	589.61	375	570.4	04/28/14	12/11/14	09/28/2012 assigned contract OC n˚ 83599/2012

15. Loans and financing – R$ million

Creditor	Balance 03.31.13	Balance 06.30.13	Balance 09.30.13	Balance 31.12.13	Due Date	Index
Eletrobras	1,032.7	1,111.2	1,157.5	1,187.8	01/2024	RGR

16. Contract obligations – 12.31.13

Loans and financing R$ million	2013	2014	2015	2016	2017	After 2017
	472.4	-	220.7	204.5	147.7	142.5

Energy Purchase Contracts	2013	2014	2015	2016	2017	After 2017
R$ million	543,605,714.16	584,040,716.08	616,162,955.46	650,409,646.60	685,804,773.51	6,416,215,196.70
MWh	2,607,361.79	2,671,800.00	2,671,800.00	2,679,120.00	2,671,800.00	16,260,445.00

17. Default – more than 120 days – 31.12.13

Class	R$ Million
State utilities	24.1
Industrial	20.1
Residential	15.5
Commercial	13.4
Others	21.9
Total	95.5

18.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

18.1.By tenure

Generation and transmission

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	91	87	77	77
6 to 10	210	212	220	218
11 to 15	102	99	101	102
16 to 20	167	170	169	168
21 to 25	152	152	149	147
beyond 25	219	219	211	171
Total	941	939	927	883

Distribution

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	68	66	63	58
6 to 10	188	188	191	189
11 to 15	46	46	46	56
16 to 20	85	85	85	87
21 to 25	127	124	122	114
beyond 25	246	249	245	215
Total	758	758	752	719

Administration

Tenure (years)	1Q13	2Q13	3Q13	4Q13
Up to 5	147	142	139	138
6 to 10	199	201	203	199
11 to 15	13	12	13	22
16 to 20	27	28	27	28
21 to 25	57	57	54	50
Beyond 25	132	132	123	112
Total	575	572	559	549

18.2. By region

State
	1Q13	2Q13	3Q13	4Q13
Amazonas	2,274	2,269	2,238	2,151

18.3. By departments

Department
	1Q13	2Q13	3Q13	4Q13
Field	1,615	1,611	1,593	1,507
Administrative	659	658	645	644

21.Complementary work force

Operational	1Q13	2Q13	3Q13	4Q13
	1,670	1,670	1,670	1,740

22.Turn-over

1Q13	2Q13	3Q13	4Q13
0.22	0.44	1.86	7,05

Balance Sheet

(R$ thousands)

Asset	12.31.2013	12.31.2013 (resubmitted)	12.31.12 (resubmitted)
Current
Cash and cash equivalent	18,098	52,138	17,522
Clients	43,433	54,763	74,209
Taxes and contributions	8,183	5,296	4,209
Reimbursement rights	64,193	170,191	102,291
Stored material	2,124	2,768	2,678
Service in course	11,370	9,571	5,246
Others	10,041	16,845	4,965
	157,442	311,572	211,120
Non current
Long term assets
Clients	13,128	14,178	25,659
Securities and colateral deposits	4,946	14,324	11,201
Taxes and social contribuions – to compensate	3,754	3,847	2,748
Reimbursement right	149,445	25,766	12,521
Financing assets	266,652	291,573	213,884
Fixed assets	5,937	6,340	3,370
Intangibles	48,418	56,604	36,613
	492280	412632	305,996
Total	649,722	724,204	517,116

Liabilities and Equity	12.31.2013	12.31.2013 (resubmitted)	01.01.2012 (resubmitted)
Current
Suppliers	69,603	713,556	125,674
Taxes and social contributions	14,368	16,764	11,538
Loans and financings	37,679	26,815	32,914
Provisions for civil, labor and fiscal risks			1,558
Estimated obligations	4,626	4,585	3,485
Research and development	29,684	29,097	20,670
Sector charges	236	1,212	2,285
Others	21,083	11,941	7,842
	177,279	323,970	205,996

Non-current
Suppliers	185,234
Loans and financing	118,627	125,350	73,528
Reimbursement obligations	4,971	5,217	5,025
Taxes and social contributions	118,474	90,189	61,810
Provisions for civil, labor and fiscal risks	4,548	1,432
Estimated obligations	1,367
Advance for future capital increase	236,366	217,497	160,822
Others	1,057	4,616	5,723
	670,644	444301	306,908
Stockholders Equity
Social capital	245,158	245,158	245,158
Accured losses	(443,359)	(289, 225)	(240,946)
Equity Total	(198,201)	(44067)	4,212
Total	649,722	724,204	517,116

Statement of Income

(R$ thousands)

	12.31.2013	12.31.2012
Net operating revenue	342,828	301,200
Operating costs	(309,583)	(239,382)
Electric Energy costs	(151,273)	(169,856)
Electricity purchased for resale	(149,019)	(163,781)
Charges for the use of the transmission network	(2,254)	(6,075)
Operational costs	(103,009)	(30,004)
Personnel, material and third-party services	(51,624)	(34,272)
Depreciation and amortization	(10,700)	(8,851)
Fuel for electric power production	(121,985)	(104,516)
Expense recovery - CCC	121,985	104,516
Others	(40,685)	13,119
Construction costs	(55,301)	(39,522)
Gross income	33,245	61,818
Operating expenses	(96,755)	(102,468)
Electric Energy service result	(63,510)	(40,650)
Financing result	(46,172)	(52,081)
Operating result	(109,682)	(92731)
Gains-Law12,783/13	(44,452)	44452
Operating result after Law 12,783/13	(154,134)	(48,279)
Tax and social contribution
Losses for the period	(154,134)	(48,279)

Cash Flow

(R$ thousands)

	12.31.13	12.31.12
Operational Activities
Net income (loss) for the period	(154.134)	(48.279)
Expenses (income) that do not affect cash:
Depreciation/Amortization	600	575
Intagible Amortization	10.700	8.851
Interest, charges and net monetary variations	35.544	28.225
Financial charges	12.917	12.032
Provision for dobtful credit	17.923	59.684
Provision for contingencies	2.817	(524)
Provision/Reversal for asset recovery value reduction	20.447	(17.208)
Provision for restricted deposits	14.014
Other liabilities Provision	419	2.600
Write-off of intangible assets	5.003	584
Write-off in financial asset	55.240	1.034
Write-off in fixed asset	43	56
	21.533	47.630
Variation of assets
Clients	(5.543)	(28.758)
Taxes and social contribution	(2.794)	(2.186)
Reimbursement rights	(17.428)	(78.188)
Stored materials	644	(90)
Service in course	1.799	(4.325)
Linked deposits	(3.510)	(2.147)
Other assets	5.928	(14.653)
	(20.904)	(130.347)
Variation of liabilities
Suppliers	7.217	99.017
Taxes and social contribution	(2.642)	5.418
Estimated Obligations	1.407	1.100
Research and Development	587	8.427
Sector charges	(976)	(1.073)
Post-employment benefits	(5.000)	(1.362)
Reimbursement obligations	22.419	24.744
Other liabilities	9.776	1.196
	32.788	137.467
Cash from operating activities
Taxes payable	(12.917)	(12.032)
Financing charges payable	(12.917)	(12.032)

Resources (applied to) Operating Activities	(12.917)	(12.032)
Net cash from operating activities	(12.917)	(12.032)
Cash flow from investment activities
Acquisition for fixed asset	(1213)	(3.471)
Acquisition of financial asset	(49.859)	(78.723)
Acquisition of intangible asset	(3.428)	(8.766)
Acquisition of intangible assets not tied	(4.023)	(3.582)
Net cash from investment activities	(58.523)	(94.542)
Cash flow from financing activities
Capital increase		40.889
Loan receivables	44.196	62.699
Financing Activities of net cash	(40.213)	(17.148)
Net cash from financing activities	3.983	86.440
Increase (decrease) in cash and cash equivalent	(34.040)	34.616
Cash and cash equivalent at the beginning of the period	52.138	17.522
Cash and cash equivalent at the end of the period	18.098	52.138
	(34.040)	34.616

Analysis of the result

Comments on the Performance

The Company presented, in the comparison between 4Q13 and 3Q13, a variation of 534.2%, from a loss of R$ 19.5 million in 3Q13 to R $ 124.0 million in 4Q13. The main factors in the result were: Write-off/Provision of asset according to Resolution 367/2009, in -R$ 15.2 million; Impairment of the Regulatory Remuneration Base in - R$ 20.4 million; Write-off in the NRV - R$ 44.5 million, interest and fines on the rectifications of SPEED-Fiscal from 2009 to 2011 in -R$ 6.5 million and the provision of in-appeal deposits -R$ 14.0 million.

 Operating Revenue

Net operating revenue presented in the comparison between 4Q13 and 3Q13, a decrease of 3.5%, from R$ 92.2 million in 3Q13 to R$ 88.9 million in 4Q13, the variation does not impact the result.

Cost with electric energy

The electric energy purchased for resale presented, in the comparison between 4Q13 and 3Q13, an increase of 2%, from R$ 45.1 million in 3Q13 to R$ 46.2 million in 4Q13, with no impact on the result.

The charges for electric network use presented in the comparison between 4Q13 and 3Q13, a decrease of 37.8%, not preenting significant value in millions of reais.

Operating costs and expenses

The expenses with third-part related services presented in the comparison between 4Q13 and 3Q13, an increase of 18%, due to the resumption of the disconnection and reconnection contract.

Net provisions suffered in the comparison between 4Q13 and 3Q13, an increase of 1022% due to provisions of appeal deposits, BRR Impairment in the amount of R$ 64.9 million and increase of contingencies as detailed previously.

Financial Result

The financial result presented na improvement of 44.4%, from a loss of R$ 14.7 million in 3Q13 to a loss of R$ 8.2 million in 4Q13 due to the increase in revenues of financial investments.

Market Data

1.  Generation Assets and Energy generated – NA

2.  Electric energy purchased for resale

System	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras (SIN)	MWh	53,214.20	53,438	55.759	59,389
	R$ million	2.36	2.80	2.47	2.43
Eletrobras Eletronorte	MWh	111,018	112.383	118,850	124,657
	R$ million	15.98	16.18	17.11	18.31
Others	MWh	89,778	118,195	114.308	122,434
	R$ million	17.59	28.02	22.64	30.07
Total	MWh	254,010	284,016	288,917	306.480
	R$ million	35.94	46.99	42.22	50,80

SIN – National Interconected System

3.  Energy sold

Distribution to	1Q13		2Q13		3Q13		4Q13
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	18.88	42.822	19.55	46.043	19.88	48.016	18.02	49.589
Industrial	4.75	8.630	4.56	9.383	4.24	9.651	4.18	9.093
Residential	51.08	90.374	47.63	92.227	45.37	93.582	43.88	95.449
Commercial	24.99	44.019	24.70	46.064	22.67	44.209	21.36	48.967
Others	4.41	11.214	3.61	11.318	3.21	11.684	3.93	5.433
Total	103.61	197.058	100.05	205.035	95.37	207.141	91.36	206.531

4.  Number of Consumer Units Serviced

	1Q13	2Q13	3Q13	4Q13
State utilities	3,401	3,064	3,394	3,421
Industrial	744	736	718	716
Residential	175,951	177,385	178,887	181,295
Commercial	18,150	18,282	18,695	18,905
Others	29,920	27,094	26,743	26,807
Total	224,843	226,561	228,437	231,144

5.  Network Expansion - number of new connections

	1Q13	2Q13	3Q13	4Q13
Industrial	21	10	8	2
Residential	1,510	4,107	2,217	2,408
Commercial	560	874	634	210
Other	209	285	56	64
Total	2,300	5,276	2,915	2,707

6.  Substation

1Q13	2Q13	3Q13	4Q13
14	14	11	12

7.  Fuel for production of electric energy

Type	Unit	1Q13		2Q13		3Q13		4Q13
		Amount	R$ million	Amount	R$ million	Amount	R$ million	Amount	R$ million
Diesel	Litre	12,929,506	38.9	11,810,000	33.8	12,535,000	35.34	12.953.431	31,70
Total:		12,929,506	38.9	11,810,000	33.8	12,535,000	35.34	12.953.431	31,70

8.  Losses - %

1Q13		2Q13		3Q13		4Q13
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
11.86	9.84	11.86	10.79	11.86	11.91	11.86 12.40	12.40

9.      Extension of transmission line – 09.30.13 – NA

10.   Duration of interruptions - in hours

1Q13	2Q13	3Q13	4Q13
27	15.28	10.32	19.27

11.   FEC – Frequency of interruptions – Number of outages

1Q13	2Q13	3Q13	4Q13
15.06	10.79	9.97	11.71

12.   TMA – Average response time – in minutes

1Q13	2Q13	3Q13	4Q13
614	407.52	288.04	624.56

13.   Average price– R$/MWh

1Q13	2Q13	3Q13	4Q13
371.04	338.88	342.25	496,22

14.   Main investments – R$ thousand

Project	1Q13	2Q13	3Q13	4Q13	2013 budget
Distribution
Enlargement RD Rural Distribution light for all	688	6,105	6,520	8,008	44,751
Enlargement RD Urban Distribution	4,517	5,432	969	3,642	23,520
Maintanence of Distribution System	3,581	2,528	1,339	1,166	17,094
Energy on Isolated Systems	0	0	0	0	0
Modernization and Adequacy of Commercial and Distribution System	1,707	4,824	2,533	3,934	25,061
Others
Asset maintenance	807	1,015	235	3,105	4,591
Total	11,300	19,904	11,596	19,855	115,017

15.   New Investments-NA

16.   Loans and financing – R$ thousand

Creditor	Balance 03.31.13	Balance 06.30.13	Balance 09.30.13	Balance 12.31.13	Due	Index
Eletrobras	35,049	33,383	34,798	37,679	12.31.13	Selic/Finel
Eletrobras	120,845	117,036	109,368	118,627	After 2017	Selic/Finel

17.   Contract obligations – 31.12.13

Loans and financing R$ million	2013	2014	2015	2016	2017	After 2017
	37,679	37,679	41,218	34,160	21,877	24,730

Energy Purchase Contracts	2013	2014	2015	2016	2017	After 2017
R$ million	148,094	134,047	101,716	145,315	164,092	3,631,453
MWh	1,005,091	979,856	1,018,612	1,488,781	1,702,003	40,805,771

18. Default – more than  120 days – 09.30.13

Class	R$ million
State utilities	12.11
Industrial	1.73
Residential	12.08
Commercial	4.76
Others	0.9
Total	31.58

19. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1 By tenure

Distribution

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	74	76	73	76
6 to 10	40	40	39	39
11 to 15	0	0	0	0
16 to20	0	0	0	0
21 to 25	32	32	31	20
beyond 25	71	71	67	41
Total	217	219	210	176

Administration

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	39	42	42	42
6 to 10	22	22	23	23
11 to 15	0	0	0	0
16 to20	0	0	0	0
21 to 25	19	18	19	12
beyond 25	35	36	35	20
Total	115	118	119	97

19.2.By region

State
	1Q13	2Q13	3Q13	4Q13
Acre	332	337	329	273

19.3.By departments

Department
	1Q13	2Q13	3Q13	4Q13
Field	127	125	119	176
Administrative	205	212	210	97

20.   Complementary work force

Operational	1Q13	2Q13	3Q13	4Q13
	538	675	587	587

21.   Turn-over

1Q13	2Q13	3Q13	4Q13
0.006	0.007	0.013	0.113

Balance Sheet

(R$ thousands)

Assets	12.31.2013	12.31.2012	12.31.2011
Current Assets

Cash and banks	25,646	46,006	39,365
Consumers	231,241	224,884	197,019
Taxes and social contributions	10,762	7,446	6,029
Reimbursement rights	6,730	6,128	7,108
Stored materials	5,040	5,693	5,838
Services in course	23,998	19,407	12,657
Other credits	19,218	15,272	10,346
	322,635	324,836	278,362
Non-Current Assets
Long-term assets
Consumers	171,341	162,023	189,915
Taxes and social contributions	5,968	6,079	4,782
Collaterals and tied deposits	40,852	45,822	33,344
Financing assets - concessions	587,852	449,738	339,518
	3,948	3,980	3,804
Investments	809,961	667,642	571,363
Intangible	168	168	168
Property, plant and equipment - net	43,809	82,063	101,746
Other	24,088	26,739	24,243
	878,026	776,612	697,520
Total of Assets	1,200,661	1,101,448	975,882

Liabilities	12.31.2013	12.31.2012	01.01.2012
Current Liabilities

Loans and financing	236,368	96,042	127,541
Suppliers	141,121	130,620	80,831
Taxes and social contributions	44,799	43,819	36,569
Estimated obligations	13,650	12,627	11,291
Reimbursement obligations	50,752	34,198	30,311
Post-employment benefits	5,023	6,637	19,607
Sector charges	497	2,421	11,536
Research and development	19,200	9,913	10,514
Others	30,585	33,134	22,993
	541,995	369,411	351,193
Non-Current Liabilities

Loans and financing	393,387	351,630	225,731
Provision for contingencies	6,427	11,270
Resources for capital increase	83,473	94,026	86,880
Post-employment benefits	7,698	176,514	97,354
Research and development	162,282	137,897	63,458
Taxes and social contributions	13,383	16,343	10,781
Other obligations	9,130	8,009	10,599
	4,286	4,286	4,286
Stockholders’ Equity
	680,066	799,975	499,089
Social Capital	726,447	525,484	525,484
Accrued losses	(583,208)	(446,207)	(329,261)
Other comprehensive income	(164,639)	(147,215)	(70,623)
	(21,400)	(67,938)	125,600
Total Liabilities	1,200,661	1,101,448	975,882

Statement of Income

(R$ thousands)

	2013	2012
Net Operating Revenue	921,456	889,567
Operational costs
Cost of electric energy
Energia elétrica comprada para revenda	(504,780)	(462,514)
Encargos de uso do sistema de transmissão	(21,464)	(59,274)
	(526,244)	(521,788)
Operational costs
Personnel, material and third-part related service	(215,249)	(153,164)
Depreciation and Amortization	(23,897)	(20,888)
Others	(10,768)	(15,083)
	(249,914)	(189,135)
Construction Cost	(104,440)	(117,870)
Gross Income	40,858	60,774
Operating Expenses	(175,846)	(197,883)
Electric Energy services - losses	(134,988)	(137,109)
Financing result	(25,730)	9,529
Operational losses before Law 12,783/13	(160,718)	(127,580)
Law 12,783/13 Gains	23,717	10,634
Net income (loss) for the period	(137,001)	(116,946)
Basic loss per share	(0.19)	(0.22)
Diluted loss per share	(0.09)	(0.10)

Cash Flow

(thousands reais)

	2013	2012
Cash from operation activities
Operating activities
Losses for the period	(137,001)	(116,946)
Adjustments
Depreciation and Amortization	29,135	22,337
Financing result – advance for future capital increase and loans	18,824	25,525
Financing result – taxes and other liabilities	3,373	1,441
Provision for credit of questionable liquidation	(44,867)	78,132
Provision for contingencies	(8,754)	17,252
Provision for losses of stored material	(902)	(255)
Fiscal installments amortization	(3,117)	(2,998)
Residual value of financial assets - public service concessions	(5,129)	920
Residual value of intangibles	6,930	26,574
Residual value of Property, plant and equipment	2,311	1,452
Financial asset - VNR Law 12,783/13	(23,717)	(10,634)
Early Retirement Plan	(17,424)	(76,592)
Amortization of tax installments	4,392
Other	97	512
	(38,848)	83,666
Assets and liabilities variation
Clients	34,791	(73,483)
Taxes and social contributions	(3,205)	(2,714)
Reimbursement rights	(602)	980
Stored material	1,555	400
Other assets	(8,080)	(10,503)
Linked deposits	1,741	(16,317)
Suppliers	5,658	61,059
Taxes and social contributions	3,592	5,530
Estimated obligations	1,023	1,336
Reimbursement obligations	16,554	3,887
Sectorial charges	(1,924)	(9,115)
Post-employment benefits	22,771	61,469
Other liabilities	(7,049)	3,311
	66,825	25,840
Net cash from operational activities	(109,024)	(7,440)
Investment activities
Financing asset acquisition – public service concession	(97,790)	(114,017)
Intangibles - acquisitions	(6,651)	(14,518)
Property, plant and equipment acquisition	(2,300)	(5,420)
Net cash from investment activities	106,741	(133,955)
Financing activities
Income from loans and financing	270,359	144,382
Advance for future capital increase	21,918	65,000
Loans and financing amortization - principal	(92,021)	(55,095)
Financing charges amortization – loans and financing	(4,851)	(6,251)
Net cash from financing activities	195,405	148,036
Increase (decrease) in the cash and cash equivalent	(20,360)	6,641
Cash and cash equivalents at beginning of the period	46,006	39,365
Cash and cash equivalents at end of the period	25,646	46,006
	(20,360)	6,641

Analysis of the result

Operational Revenue

Net operational revenue in 4Q13 grew by R$ 39.7 million compared to 3Q13, from R$ 229.3 million in 4Q13 to R$ 269.0 million in 3Q13, due to the new rates approved by ANEEL which raised the average tariff in 3.26%; of market growth and revenue of the low-income subsidy.

Electric Energy Service Cost and Operational Expenses

The electric energy purchased for resale in 4Q13 presented an increase of R$ 66.9 million compared to 3Q13, by virtue of purchase of electricity from thermal generation, and the transfer of short–term energy costs accounted as usage charges, according to ANEEL Resolution.

The charge for use of the system presented a decrease in 4Q13 of R$ 27.6 million compared to 3Q13, due to the transfer of short-term energy costs accounted as usage charges, as determined by ANEEL Resolution.

Service Cost, Operation Cost and Operational Expenses

Spending on service cost and operational expenses in 4Q13 decreased by R$ 23.1 million compared to 3Q13. The main changes were:

The personnel account decreased by R$ 8.4 million arising from the accounting of the Early Retirement Plan - PID and adjustments in social security contributions.

Os serviços de terceiros apresentaram acréscimo de R$ 7,4 milhões decorrente de provisão de faturas de meses anteriores;

Third-part related services presented an increase of R$ 7.4 million arising from the provision of previous months invoices;

Construction cost presented a decrease of R$ 11.1 milliondue to the lower acquisition to fixed asset.

Fianancial Result

The financial result in 4Q13 presented na improve of R$ 0.6 million from an expense of R$ 7.8 million in 3Q13 to an expense of R$ 7.2 million in 4Q13, due to the increase in financial revenue of R$ 2.1 million due to increase in interest rate and monetary variation installment and energy bills, and the decrease in financial expenses of R$ 1.6 million due to the payment of AFACs in October.

Market Data

1. Generation Assets and Energy generated – NA

2. Electric energy purchased for resale

System	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras	MWh	607.936	773.282	648.836	688.442
	R$ million	61.47	99.63	52.30	89.35
Others	MWh	407.151	515.521	432.557	459.962
	R$ million	41.17	66.42	34.87	59.56
Total	MWh	1,015.087	1,288.803	1,081.393	1,147.404
	R$ million	102.640	166.05	87.17	148.91

3. Energy sold

Distribution to	1Q13		2Q13		3Q13		4Q13
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	31.9	122.953	30.9	128.139	30.7	122.116	37.1	141.060
Industrial	32.8	142.001	28.6	136.355	29.7	136.599	48.1	139.742
Residential	126.3	302.125	117.4	311.631	111.3	294.894	125.9	316.843
Commercial	66.3	167.950	61.3	168.064	60.0	157.613	73.1	186.785
Others	15.5	86.832	5.8	44.873	4.7	18.497	11	65.877

4. Number of Consumer Units Serviced

	1Q13	2Q13	3Q13	4Q13
State utilities	9,619	9,729	9,735	9,917
Industrial	2,643	2,645	2,656	2,649
Residential	875,684	888,282	896,421	900,642
Commercial	56,447	57,032	57,223	57,689
Others	10,423	10,505	10,517	10,557
Total	954,816	968,193	976,552	981,454

5. Network Expansion - number of new connections

1Q13	2Q13	3Q13	4Q13
5,147	13,377	8,359	4,902

6. Substations

1Q13	2Q13	3Q13	4Q13
39	39	39	40

7. Fuel used to produce electricity- NA

8. Losses - %

1Q13		2Q13		3Q13		4Q13
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
8.42	18.40	8.42	18.74	10.34	16.65	10.34	15.79

9. Extension of transmission lines – 09.30.13

Tension (kV)	ExtensionKm
69	1,776.13

10. DEC- Duration of interruptions - in hours

1Q13	2Q13	3Q13	4Q13
6.29	8.43	6.43	9.55

11. FEC – Frequency of interruptions – Number of outages

1Q13	2Q13	3Q13	4Q13
3.86	3.92	3.39	4.86

12. TMA – Average response time – in minutes

1Q13	2Q13	3Q13	4Q13
239.98	480.94	452.02	460.12

13. Average price– R$/MWh

1Q13	2Q13	3Q13	4Q13
256.25	246.19	253.81	250.57

14. Main Investments – R$ million

Projectt	1Q13	2Q13	3Q13	4Q13	2013 budget
Distribution
Rural Distribution Network Expansion - Light for All	2.9	3.3	5.0	4.2	17.3
Expansion of Distribution System	5.3	8.0	7.7	15.6	42.1
Maintenance of Distribution System	3.7	7.6	8.8	15.2	38.0
Modernization and Adequacy of Commercial and Distribution System – loss reduction	1.6	4.2	6.7	9.7	40.5
Others
Maintenance and Adequacy of Goods	0.1	-	-	0.2	0.6
Maintenance and Adequacy of movable property, vehicles, and equipment	0.1	-	0.1	0.4	1.1
Maintenance and Adequacy of computer, information assets and teleprocessing	0.5	0.3	0.2	1.0	3.1
Total	14.2	23.4	28.5	46.1	142.7

15.New Investments -NA

16. Loans and Financing – R$ million

Creditor	Balance 03.31.13	Balance 06.30.13	Balance 09.30.13	Balance 31.12.13	Due Date	Index
Eletrobras	413	458	517	604	2022	Selic + varied
Faceal	20	19	17	15	2015	INPC + 12.68%
Bndes	1	-	-	-	2013	TR + 8%
Bic Banco	2	1	-	-	2012	CDI + 5.91%
Caixa Econômica Federal	5	5	3	5	2013	CDI/Over + 1.694%
Lloyds Bank				5	2024	Dolar + 4%

17. Contract obligations – 12.31.13

Loans and financing R$ million	2013	2014	2015	2016	2017	After 2017
	236.4	186.6	75.2	57.4	73.3	236.4

Energy Purchase Contracts	2013	2014	2015	2016	2017	After 2017
R$ million		473,3	538,9	601,0	614,1	2,323,3
MWh		4,801,762	4,561,830	4,845,171	4,715,168	15,409,110

18. Default – more than  120 days – 12.31.13

Class	R$ million
State utilities	8
Industrial	30
Residential	11
Commercial	7
Others	13
Total	69

19. Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1. By tenure

Distribution

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	529	534	511	448
6 to 10	22	24	54	110
11 to 15
16 to20
21 to 25	224	184	163	112
beyond 25	293	332	289	220
Total	1,068	1,074	1,017	890

Administration

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	90	87	81	58
6 to 10	28	25	29	37
11 to 15
16 to20	2	2	2
21 to 25	22	19	17	15
beyond 25	94	98	83	58
Total	236	231	212	168

19.2.By region

State
	1Q13	2Q13	3Q13	4Q13
Alagoas	1,304	1,305	1,229	1.058

19.3.By departments

Departments
	1Q13	2Q13	3Q13	4Q13
Field	1,068	1,074	1,017	890
Administrative	236	231	212	168

20.Complementary work force

Operational	1Q13	2Q13	3Q13	4Q13
	1,014	1,014	1,014	1,014

21.Turn-over

1Q13	2Q13	3Q13	4Q13
0.42%	0.96%	3.99%	8.17

Balance Sheet

(R$ thousands)

Assets	12.31.2013	12.31.2012	01.01.2012
Current Assets
Cash and banks	22,450	33,923	45,208
Consumers	204,164	289,441	250,032
Taxes to recover	19,729	12,534	6,062
Reinbursement rights	9,812	16,129	6,916
Stored materials	11,746	10,962	19,914
Other credits	34,334	17,524	27,510
	302,235	380,513	355,642
Non-Current Assets

Consumers	167,352	138,499	134,955
Recoverable taxes	4,594	6,865	5,058
Collaterals and linked deposits	16,267	10,709	10,676
Financial assets - concessions	596,843	7 22,991	478,280
Other	1,323	1,118	1,118
	7 86,379	880,182	630,087
Investments	146	146	146
Property, plant and equipment - net	29,162	30,125	26,661
Intangible	13,519	32,713	23,103
	829,206	943,166	679,997
Total Assets	1,131,441	1,323,679	1,035,639

Liabilities and Stockholders Equity	12.31.2013	12.31.2012	01.01.2012
Current Liabilities
Loans and financing	191,497	108,522	92,979
Suppliers	117,411	145,996	93,544
Taxes to collect	63,661	68,937	65,374
Estimated obligations	31,041	36,375	16,954
Sector charges	3,054	5,206	10,214
Post-empoyument benefits	19,264	13,3[1]3	14,497
Research and development	16,01,1	21,536	18,985
Other	36,366	38,943	34,773
	478,305	438,828	347,320
Non-Current Liabilities
Loans and financing	603,079	47 8,87 9	383,048
Taxes to collect	5,184	10,370
Estimated obligations	55,115	48,206	30,139
Provision for contingencies	71,928	63,021	75,240
Post-employment benefits	88,394	71,785	83,406
Advance for future capital increase	15,631	430,282	275,984
Research and development	32,510	19,392	24,787
Other	772	859	870
	872,613	1,122,794	873,474
Stockholders Equity uncovered
Social Capital	1,256,331	779,224	779,224
Accumulated losses	(1,441,479)	(1,013,608)	(962,683)
Adjustment on equity	(34,329)	(3,559)	(1,696)
	(219,477)	(237,943)	(185,155)
Total Liabilities and Stockholders Equity uncovered	1,131,441	1,323,679	1,035,639

Statement of Income

(R$ thousands)

	09.30.13	09.30.12
Net Operating Revenue	1,018,911	1,182,716
Operational Costs
Electric Energy Cost
Electric energy purchased for resale	(446,348)	(443,573)
Charges for use of transmission system	(15,492)	(54,609)
	(461,840)	(498,182)
Operational costs
Personnel, material and services to third parties	(359,600)	(205,605)
Depreciation and amortization	(28,091)	(15,391)
Other	(148,971)	(55,211)
	(536,662)	(276,207)
Construction costs	(196,591)	(274,083)
Gross income	(176,182)	134,244
Operational expenses	(181,961)	(131,338)
Electric energy services result	(358,143)	2,906
Financing result	(69,728)	(53,831)
Loss before taxes	(427,871)	(50,925)
Income tax and social contribution
Net income (loss) for the period	(427,871)	(50,925)
Basic income (loss) per share (R$)	(0.5491)	(0.0654)
Diluted income (loss) per share (R$)	(0.3320)	(0.0638)

Cash Flow

(reais thousands)

	09.30.13	09.30.12
Operational Activities
Loss for the period	(427,871)	(50,925)
Adjustments
Depreciation of property, plant and equipment	(1,781)	46
Amortization of intangible assets	30,657	16,328
Provisions/reversals for doubtful accounts	6,719	(3,114)
Provisions/reversals for contingencies	19,7 04	7,520
Provisions for Early Retirement Plan and medical assistance	4,303
Interest, charges, net monetary variation	49,870	35,885
Residual Value of thePermanent assets	11,207	31,121
Residual value of the intangibles	480	(2,803)
Financial assets – VNR Law 12.783/13	221,875
	343,034	84,983
Changes in assets and liabilities
Customers	49,705	(39,839)
Compensation rights	6,317	(9,213)
Taxes receivable	(4,924)	(8,27 9)
Stored materials	(7 84)	8,952
Other (asset)	(17,015)	9,986
Linked deposits	(5,558)	(33)
Suppliers	(33,771)	62,822
Sector charges	(2,152)	(5,008)
Post-employment benefits	(10,580)	(14,668)
Taxes payable	1,633	21,630
Estimated obligations	(7,267)	19,421
Research and development	7,593	(2,844)
Provision for contingencies	(10,797)	(19,7 39)
Other (liability)	(2,664)	4,159
	(30,264)	27,347
Net resources from operations	(115,101)	61,405
Cash generated by investment activities
Aquisitions of permanent assets	(8,463)	(34,631)
Aquisitions of intagible assets	(11,943)	(23,135)
Aquisitions of Financial Assets	(95,727)	(244,711)
Net Cash flows from investment activities	(116,133)	(302,477)
Cash flows from financing activities
Loans and financing - receivable	280,466	168,379
Advance for capital increase	62,456	154,298
Amortization of Principal and interest of loans and financing	(123,161)	(92,89o)
Net cash used in financing activities	2119,7 61	229,787
Increase/Reduction in cash and cash equivalents	(11,473)	(11,285)
Initial balance of cash and cash equivalents	3 3,923	45,208
Closing balance of cash and cash equivalents	22,450	33,923

Analysis of the result

The company registered a loss in 4Q13 3,842% higher than the 3Q13, from a loss of R$ 7.4 million in 3Q13 to a loss of R$ 290.6 million in 4Q13. This negative result was strongly influenced by: the effects of applying the result of periodic tariff revision; effect of the impairment test (impairment) over the Regulatory Asset Base net determined by ANEEL; increased third-part service of 111% strongly influenced by the provisions made in December 2013, and 54% increase in depreciation/amortization motivated by monetary evaluations made during 4Q13;

Gross Operational Revenue

Gross operational revenue decreased by 15%, from R$ 334.5 million in 4Q13 to R$ 391.7 million in 3Q13. This result was mainly due to the impact of periodic tariff revision, which adjusted average rate in -8.72%, effective from August 28, 2013 and the reduction of 76% in other revenue comes mainly for updating/correction of installments electric energy bills in the months from July to September 2013.

Operational Costs and Expenses

The cost of electric energy service, cost of operation and operating expenses amounted in 4Q13 R$ 521.8 million, compared to R$ 265.0 million in 3Q13, representing an increase of 97%. This increase was strongly impacted by the effects of atypical events, such as: impairment related to the Regulatory Remuneration Base approved by ANEEL and amounts of eligible assets in services that contributed to the basis for the tariff calculation and Early Retirement Plan - PID in the amount of R$ 73.7 million.

Financial Result

The financial result in 4Q13 showed a net expense of R$ 14.1 million, higher than the result presented in 3Q13 in 61%, when it showed a net expense of R$ 35.7 million. This result was mainly due to the correction of advances for future capital increase - AFAC, various fines charges and monetary variations of financing and loan contracts.

Market Data

1. Generation Assets and Energy generated - NA

2. Electric energy purchased for resale

System	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras	MWh	488,003	505,608	422,214	471,940
	R$ million	24.202	25.778	26.005	25.328
Others	MWh	451,102	459,083	625,844	512,010
	R$ million	120.331	85.375	75.885	93.863
Total	MWh	939,105	964,691	1,048,059	983,950
	R$ million	144.533	111.153	101.889	119.191

3. Energy sold

Distribution to	1Q13		2Q13		3Q13		4Q13
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	43.737	123,147	43.570	133,354	44.152	137,039	43.080	143,946
Industrial	15.549	44,756	15.504	49,691	15.903	50,139	15.045	48,456
Residential	160.368	311,181	150.842	311,670	158.572	340,419	154.563	364,666
Commercial	65.123	140,954	62.600	145,080	66.493	158,239	64.070	165,344
Others	8.086	27,044	8.258	29,420	10.583	38,647	9.798	37,632
Total	292.863	647.082	280.774	669,215	295.703	724,483	286.556	760,044

4. Number of Consumer Units Serviced

	1Q13	2Q13	3Q13	4Q13
Public Services Utilities	19,989	19,614	20,335	19,563
Industrial	3,661	3,627	3,601	3,600
Residencial	939,869	950,995	959,912	967,252
Comercial	77,220	79,520	80,395	81,232
Others	30,195	30,506	30,663	30,295
Total	1,070,934	1,084,262	1,094,906	1,102,032

5. Network Expansion - number of new connections

1Q13	2Q13	3Q13	4Q13
15,973	13,328	12,218	13,514

6. Substations

1Q13	2Q13	3Q13	4Q13
78	80	81	81

7. Fuel used to produce electricity- NA

8. Losses  - %

1Q13		2Q13		3Q13		4Q13
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
12.45	17.56	12.78	14.17	13.29	15.25	13.73	15.71

9. Extension of transmission lines – 12.31.13 - NA

10. DEC- Duration of interruptions - in hours

1Q13	2Q13	3Q13	4Q13
8.31	6.75	7.53	7.94

11. FEC – Frequency of interruptions – Number of outages

1Q13	2Q13	3Q13	4Q13
6.89	5.30	5.36	5.87

12. TMA – Average response time – in minutes

1Q13	2Q13	3Q13	4Q13
390	331	307	295

13. Average price– R$/MWh

1Q13	2Q13	3Q13	4Q13
339.28	420.26	419.18	373,83

14. Main investments – R$ million

Project	1Q13	2Q13	3Q13	4Q13	2013 budget
Distribution
Rural Distribution Network Expansion - Light for All Program	14.587128	26.966239	27.176362	24.267989	101.102192
Urban Distribution Network Expansion	9.695925	13.176457	18.215566	10.119080	106.072665
Distribution System Maintenance	2.435217	7.778114	22.249709	7.907602	46.171233
Renovation and Adequacy of Commercial and Distribution System	1.208433	4.687128	5.952470	3.864118	48.490815
Others	0.261744	0.821253	2.647913	0.755966	15.697562
Maintenance of Assets	0.0	0.189109	2.121481	0.000000	3.303163
Total	28.188447	53.618300	78.363501	46.914755	320.837630

15.New Investments -NA

16. Loans and financing – R$ million

Creditor	Balance 03.31.13	Balance 06.30.13	Balance 09.30.13	Balance 12.31.13	Due	Index
BB	1.444	1.193	0.938	0.681	2014	IGPM- 10% p.y.
Eletrobras	578.433	639.077	640.959	778.232	2027	FINEL/RGR – 5.00% p.y.
Morgan	7.187	7.764	7.827	7.563	2024	DOLAR- 8.46% p.y.

17. Contract obligations – 12.31.13

Loans and financing R$ million	2013	2014	2015	2016	2017	After 2017
		183,398	164,654	137,614	74,965	225,845

Energy Purchase Contracts	2013	2014	2015	2016	2017	After 2017
R$ milhões	454,476	411,418	502,315	542,501	585,901	3,796,638
MWh	4,062	4,174	4,286	4,629	5,000	32,399

18. Default – more than 90 days – 12.31.13

Class	R$ Million
State utilities	102.363
Industrial	20.011
Residential	30.843
Commercial	18.497
Others	21.499
Total	193.213

19. Number of employees (headcount)

19.1. By tenure

Distribution

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	412	409	413	409
6 to 10	1	1	1	1
11 to 15	-	-	0	0
16 to 20	1	1	1	1
21 to 25	56	24	7	7
beyond 25	722	751	705	549
Total	1,192	1,186	1,127	967

Administration

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	59	57	58	62
6 to 10	-	-	1	1
11 to 15	-	-	0	0
16 to 20	-	-	0	0
21 to 25	16	15	7	7
beyond 25	188	188	182	140
Total	263	260	248	210

19.2.By region

State
	1Q13	2Q13	3Q13	4Q13
Piauí	1,455	1,446	1,375	1,777

19.3.By departments

Department
	1Q13	2Q13	3Q13	4Q13
Field	796	792	735	602
Administrative	659	654	640	575

20.Complementary work force

Operational	1Q13	2Q13	3Q13	4Q13
	998	1,267	998	1,267

21.Turn-over

1Q13	2Q13	3Q13	4Q13
0.58	0.38	3.378	8.075

Balance Sheet

(R$ thousands)

Assets	12.31.2013	12.31.2012 Resubmitted
Current Assets
Cash and banks	40,894	75,332
Consumers	176,690	228,302
Short-term electric energy	13,425
Taxes and social contribution	10,894	7,664
Reimbursement rights	127,047	47,523
Stored materials	4,147	6,288
Collaterals and linked deposits	1,193	90,998
Service in course	9,186	5,369
Others	17,773	4,736
	401,249	466,212
Non-Current Assets

Consumers	25,873	24,077
Compensated rights	1,284,429	901,029
Collaterals and linked deposits	60,306	58,785
Taxes and social contribution	10,132	7,435
Financial Assets (concession)	610,949	614,023
Others	4,269	14,660
Investments	1,806	1,809
Property, plant and equipment - net	30,416	27,800
Intangible	84,160	95,372
	2,112,340	1,744,990
Total Assets	2,513,589	2,211,202

Liabilities and Equity	12.31.2013	12.31.12 Resubmitted
Current Liabilities
Suppliers	481,590	326,069
Taxes and social contribution	35,810	45,753
Debt charges	676	1,469
Loans and financing	121,585	63,236
Reimbursement obligations	10,653	10,090
Estimated obligations	21,240	13,524
Sector charges	44	3,994
Others	41,054	35,856
	712,652	499,991
Non-Current Liabilities
Suppliers	1,341,838	1,052,533
Taxes and social contribution	3,468	3,286
Loans and financing	359,548	208,142
Reimbursement obligations	134,745	109,301
Provisions for civil, labor and fiscal risks	118,236	102,354
Provisions for onerous contract		131,200
Resources for capital increase	233	162,378
Others	31,523	24,023
	1,989,591	1,793,217
Stockholders’ Equity (not covered)
Social Capital	1,325,124	1,117,860
Accrued losses	(1,513,778)	(1,199,866)
	(188,654)	(82,006)
Total Liabilities and Stockholders’ Equity	2,513,589	2,211,202

Statement of Income

(R$ thousands)

	12.31.2013	31.31.2012 Resubmitted
Net Operating Revenue	1,071,646	988,702
Operating costs	(1,042,380)	(883,872)
Electric energy costs	(627,785)	(598,443)
Electric energy purchased for resale	(597,419)	(556,764)
Charge on the use of the Electric grid	(12,608)	(28,739)
Proinfa	(17,758)	(12,940)
Operating costs	(197,286)	(110,634)
Personnel, material and thrid party services	(111,732)	(81,620)
Depreciation e amortization	(27,208)	(21,647)
Others	(58,346)	(7,367)
Third party services cost	(217,309)	(174,795)
Gross operating income	29,266	104,830
Operating Expenses	(190,376)	(364,393)
Service Results	(161,110)	(259,563)
Financial Result	(44,327)	(27,396)
Operating result before Law 12,783/13	(205,437)	(286,959)
Gains – Law 12,783/13	(108,475)	108,475
Operating result after Law 12,783/13	(313,912)	(178,484)
Income tax and social contribution		(27,959)
Loss for the period	(313,912)	(206,443)
Basic loss per share (R$)	(0.26)	(0.18)

Cash Flow

 (thousands reais)

	31.12.2013	31.12.2012 Resubmitted
Cash flow from operational activities
Net Income (losses) for the period before taxes and social contribution	(313,912)	(178,484)
Adjustments to reconcile loss for the year with cash provided by operating activities:
Property, plant and equipment - depreciation	1,567	1,730
Intangibles - amortization	29,570	23,450
Net monetary variation	14,668	28,740
Financing charges	33566	12,526
Provision for credits of questionable liquidation	(78,366)	34,199
Write-off of uncollectible securities	157,257	21,234
Others Provisions	1,451	7,600
Provision for other assets	4,222	3,958
Provision for liabilities	8,587	297
Provision for onerous contracts	(131,200)	131,200
Financing asset income	88,245
New replacement value	108,475	(108,475)
Write-off of Investments	3
Write-off of financing assets	9,133	4,218
Write- off of fixed assets	64	191
Write-off of intangible assets	(309)	690
	(66,979)	(16,926)
(Increase) decrease in assets
Consumers	(27,392)	(120,075)
Compensation rights	(462,924)	(281,672)
Sundry debtors	550	(2,165)
Services in course	(3,817)	5,435
Taxes and social contributions	(5,926)	(1,685)
Stored material	2,141	(795)
Prepaid expenses	1,876	1,999
Colateral and linked deposits	91,578	(84,932)
Other credits	(20,412)	7,167
	(424,326)	(476,723)
Increase (decrease) in liabilities
Suppliers	444,825	351,936
Payroll	(10,053)	21,257
Taxes and social contributions	7,716	2,065
Estimated obligations		(27,959)
Provision for liabilities	(299)	(10,836)
Regulatory charges	(3,950)	(2,757)
Reimbursement Obligations	18,495	29,008
Consumers – various taxes	2,419	3,424
Others	6,602	3,031
	465,755	369,169
Resources provided by operating activities	(25,550)	(124,480)
Cash flow from investment activities
Financing asset indemnification - acquisition	(202,779)	(155,538)
Investment - acquisition		24
Property, plant and equipment - acquisition	(6,117)	(10,150)
Intangibles - acquisition	(16,179)	(20,454)
Net cash used in investment activities	(225,075)	(186,118)
Cash flow from financing activities
Loans and financing obtained	227,669	182,356
Financing charges - payment	(34,354)	(11,892)
Loans and financing - payment	(20,128)	(19,059)
Advance for future capital increase	43,000	64,553
Net cash provided by financing activities	216,187	215,958
Net Increase (decrease) from cash and cash equivalents	(34,438)	(94,640)
Cash and cash equivalents – beginning of the period	75,332	169,972
Cash and cash equivalents – end of the period	40,894	75,332
Cash Variation and cash equivalent	(34,438)	(94,640)

Analysis of the result

The result in 4Q13 decreased by 1958.3% when compared to 3Q13, from R$ 13.7 million (profit) in 3QT13 to R$ 254.8 million (loss) in 4Q13, mainly due to:

Operational Revenue

The operational revenue in 4Q13 decreased by 0.6% compared to 3Q13, from R$ 288.1 million in 3Q13 to R$ 286.4 million in 4Q13, but had no significant impact on the period.

Electric energy service cost

The cost of energy purchased for resale in 4Q13 decreased by 31.1% compared to 3Q13, from R$ 197.8 million in 3Q13 to R$ 136.3 million in 4Q13 due to the increase of the credits of Law 12,111 / 2009.

Others

The personnel expenses in 4Q13 decreased by 11.8% compared to 3Q13, from R$ 30.1 million in 3Q13 to R$ 26.6 million in 4Q13 due to the release of early retirement plan.

Provisions in the 4Q13 showed an increase of 188.3% compared to 3Q13, from R$ 84.6 million (reversal) in 3Q13 to R$ 74.7 million (provision) in 4Q13 due to the provision for reducing the recoverable amount of assets in the amount R$ 88.2 million.

The losses on receiving credits in 4Q13 decreased by 46.9% compared to 3Q13 from R$ 85.2 million in 3Q13 to R$ 45.2 million in 4Q13 due to the transfer of the bills of the Rondônia company's water and sewer - CAERD in 3Q13.

The gain of the Law 12.783/13 in 4Q13 decreased by 2049.9% over 3Q13, from R$ 7.1 million positive in 3Q13 to R$ 138.6 million negative in 4Q13 negatively affecting the result in the period.

The reversal of the onerous contract in 4Q13 presented an amount of R$ 98.9 million in 3Q13, being totally reversed after the approval of the second addendum of the contract Termonorte II.

The financial revenue in 4Q13 increased by 35.2% compared to 3Q13, from R$ 7.6 million in 3Q13 to R$ 10.3 million in 4Q13 due to the growth of late fees on energy sold and increase of monetary variations on debt installments.

The financial expense in 4Q13 decreased by 10.6% compared to 3Q13, from R$ 25.2 million in 3Q13 to R$ 22.5 in 4Q13 due to the restatement of labor, tax, civil and risks etc.

Market Data

1. Generation Assets and Energy generated

Own assets

Plant	Installed Capacity MW	Guaranteed energy MW average	Energy generated MWh
			1Q13	2Q13	3Q13	4Q13
SHU – Rio Vermelho	2.6	2.0	5.117	5.096	4.103	4.348

Plant	Location (State)	Beginning of operation	End of operation
SHU – Rio Vermelho	RO	Nov/86	10/12

2. Electric energy purchased for resale

System	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras (SIN)	MWh	511,165	578,910	721,744	670,424
	R$ million	64.6	71.9	82.4	103.6
Others	MWh	367,068	365,191	257,161	313,142
	R$ million	53.7	71.6	116.8	32.8
Total	MWh	878,233	944,101	978,905	983,566
	R$ million	118.3	143.5	199.2	136.4

SIN – National Interconnected System

3. Energy sold

Distribution to	1Q13		2Q13		3Q13		4Q13
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	6.2	23,819	7.1	30,723	8.1	34,644	8.2	33,448
Industrial	34.6	97,299	35.2	103,700	44.8	133,574	55.4	165,678
Residential	119.4	253,600	114.9	270,562	118.5	272,050	125.3	287,904
Commercial	64.2	138,726	64.1	150,851	65.4	149,921	69.7	159,053
Others	48.0	119,079	37.1	130,123	66.1	132,786	23.4	134,319
Total	272.4	631,615	258.4	685,050	302.9	722,067	282.0	779,494

4. Number of Consumer Units Serviced

	1Q13	2Q13	3Q13	4Q13
State utilities	221	221	246	246
Industrial	2,009	1,931	1,980	1,974
Residential	391,201	398,990	401,687	402,119
Commercial	37,932	38,404	38,356	38,377
Others	119,449	121,365	122,062	122,176
Total	550,812	560,911	564,331	564,892

5. Network Expansion - number of new connections

1Q13	2Q13	3Q13	4Q13
32,343	31,543	26,113	16,349

6. Substations

1Q13	2Q13	3Q13	4Q13
57	57	57	57

7. Fuel used to produce electricity

Type	Unit	1Q13		2Q13		3Q13		4Q13
		Amount	R$ Million	Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Diesel oil	Litre	17,840,000	36.0	19,830,000	40.6	19,873,000	41.4	86,405,000	98.8

8. Losses - %

1Q13		2Q13		3Q13		4Q13
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
13,69	12,74	13,38	12,74	12,86	13,69	12.74	11,23

9. Extension of transmission lines – 09.30.13 - NA

10. DEC- Duration of interruptions - in hours

1Q13	2Q13	3Q13	4Q13
9.03	8.87	9.83	11.12

11. FEC – Frequency of interruptions – Number of outages

1Q13	2Q13	3Q13	4Q13
8.00	7.76	8.75	7.94

12. TMA – Average response time – in minutes

1Q13	2Q13	3Q13	4Q13
273.84	264.94	247.27	280.57

13. Average price – R$/MWh

1Q13	2Q13	3Q13	4Q13
294.89	299.73	289.10	310.18

14. Main investments – R$ million

Project	1Q13	2Q13	3Q13	4Q13	2013 budget
Distribution
Rural Expansion of distribution - Light for All Project	19.62	15.47	7.84	4.00	47.8
Expansion of Urban distribution	9.48	14.43	20.83	28.79	199.8
Maintenance of the distribution system	19.60	14.12	21.89	15.59	37.8
Isolated system - energy	0.00	0.00	0.00	0.00	0.00
Renovation – Distribution and Comercialization System	3.59	4.48	4.27	4.98	39.1
Others
Maintenance and Adjustment of property / IT assets	0.28	1.13	1.13	3.83	10.7
Total	52.57	39.3	55.96	57.20	335.2

15. New Investments - NA

16. Loans and financing – R$ million

Creditor	Balance 03.31.13	Balance 06.30.13	Balance 09.30.13	Balance 12.31.13	Due	Index
Eletrobras	275.3	423.0	426.3	487.1	2025	Finel / IPCA

17. Contract obligations 12.31.13

Loans and financing R$ million	2014	2015	2016	2017	2018	After 2017
	123.6	121.0	87.5	58.5	37.7	58.8

Energy Purchase Contracts	2014	2015	2016	2017	After 2017
R$	1,088,2	1,111,4	1,168,8	1,198,8	4,252,0
MWh	4,335,322	4,427,927	4,656,450	4,776,289	16,940,359

18. Default – more than  120 days – 12.31.13

Class	R$ million
Public Utility Services	20.7
Industrial	9.3
Residencial	18.9
Comercial	7.6
Outros	16.7
Total	73.2

19.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

19.1.By tenure

Distribution

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	238	213	206	192
6 to 10	66	90	92	66
11 to 15	0	0	0	0
16 to 20	41	41	41	31
21 to 25	108	97	84	55
beyond 25	176	184	186	125
Total	629	625	609	469

Administration

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	59	31	29	48
6 to 10	24	51	51	77
11 to 15	2	2	2	2
16 to 20	10	10	9	17
21 to 25	32	33	28	30
beyond 25	91	91	92	115
Total	218	218	211	289

19.2.By region

State
	1Q13	2Q13	3Q13	4Q13
Rondônia	847	843	820	758

19.3.By departments

Department
	1Q13	2Q13	3Q13	4Q13
Field	629	625	609	469
Administrative	218	218	211	289

20.Complementary work force

Operational	1Q13	2Q13	3Q13	4Q13
	1,048	1,408	1,198	1,060

21.Turn-over

1Q13	2Q13	3Q13	4Q13
0.24	0.18	1.36	4.15

Balance Sheet

(R$ thousands)

Assets	12.31.13	12.31.12
Current Assets
Cash and banks	7,502	14,741
Consumers	69,505	68,574
CCC - reimbursement	56,864	6,321
Stored materials	1,731	1,704
Taxes to recover	5,116	3,850
Other Credits	7,132	3,604
	147,850	98,794
Non- Current Assets
Consumers	4,920	3,200
Taxes to recover	7,812	4,146
Collaterals and linked deposits	16,464	14,060
Financial Asset	146,160	127,093
Other	1,575	1,195
Property, plant and equipment	11,449	11,826
Intangible	7,299	7,799
	195,679	169,319
Total Assets	343,529	268,113

Liabilities and Stockholders’ Equity	12.31.13	12.31.12 Resubmitted
Current Liabilities
Suppliers	147,485	100,559
Loans and financings	7,743	3,223
Taxes and social contributions	4,520	7,162
Estimated obligations	17,761	14,063
Sectorial charges	O	376
Related parties	19	9,468
Research and Development	1,509	2,647
Other	2,424	3,413
	181,461	140,911
Non-Current Liabilities
Loans and financings	17,495	15,962
Reimbursement obligations	55,066	42,679
Related parties	47,222	47,222
Provisions for contingencies	21,912	26,251
Retirement benefits	1,986	3,512
Onerous concession	7,088	29,934
Research and Development	3,005	4,413
	153,774	169,973
Stockholders’ Equity
Social Capital	684,204	684,204
Other comprehensive income	(1,376)	(4,088)
Accrued losses	(674,534)	(722,887)
	8,294	(42,771)
Total Liabilities and Stockholders’ Equity	343,529	268,113

Statement of Income

(R$ thousands)

	12.31.13	12.31.12 Resubmitted
Net Operating Revenue	189,656	192,321
Operating cost	(175,143)	(171,798)
Cost with electric energy	(101,830)	(116,317)
Electric energy purchased for resale	(101,830)	(116,317)
Operating Costs	(58,665)	(35,434)
Personnel, Material and Third party services	(52,619)	(30,575)
Depreciation and amortization	(5,863)	(4,876)
Others	(183)	17
Construction costs	(14,648)	(20,047)
Gross income/loss	14,513	20,523
Operating expenses	28,508	(128,677)
Service results	43,021	(108,154)
Financing results	5,332	(24,700)
Net income (loss) for the period	48,353	(132,854)

Cash Flow

 (thousands of reais)

	12.31.2013	12.31.2012 Resubmitted
Loss for the period	48,353	(132,854)
Expenses (income) not affecting cash
Depreciation	1,579	936
Intangible - amortization	8,799	7,043
Service debt charges	2,695	1,987
Post-employment benefits	1,186	8
Provision (reversion) for credit of questionable liquidation	(54,163)	64,019
Provision (reversion) for contingencies	1,455	8,267
Baixa do Ativo Imobilizado	47	-
Baixa do Ativo Intangível	(1,241)	-
Provisão para redução ao valor recuperável de ativos (Impairment) -	26,050	23,654
	(17,340)	(26,940)
(Increase) decrease in assets
Clients	51,511	(74,487)
CCC	(50,543)	(5,789)
Stored materials	(27)	498
Taxes to recover	(4,932)	(6,575)
Colaterals and linked deposits	(2,404)	(5,583)
Others	(5,391)	(442)
	(11,786)	(92,378)
Increase (decrease) in liabilitites
Suppliers	46,926	58,074
Taxes to collect	(2,642)	4,145
Estimated obligations	3,698	6,282
Sector charges	(376)	(4,740)
Related parties	2,938	19,694
Research and development	(2,546)	352
Provision for contingencies	(5,794)	1,839
Others	(989)	533
	41,215	86,179
Cash flow from operating activities	12,089	(33,139)
Service debt charges - payment	(2,495)	(1,987)
	(2,495)	(1,987)
Net cash generated by operating activities	9,594	(35,126)
Cash flow from investment activities
Financial assets	(19,067)	(15,822)
Property, plant and equipment - acquisition	(1,249)	(4,348)
Intangible assets (concession)	(2,370)	12,515)
Net cash used in investment activities	(22,686)	(32,685)
Cash flow from financing activities
Loans and financing obtained	9,142	5,778
Loans and financing - payment	(3,289)	(2,892)
Net cash used in financing activities	5,853	2,886
Increase (decrease) in cash and cash equivalents	(7,239)	(64,925)
Cash and cash equivalents– beginning of the period	14,741	79,666
Cash and cash equivalents – end of the period	7,502	14,741
Increase (decrease) in cash and cash equivalents	(7,239)	(64,925)

Analysis of the result

The Company presented in the 4Q13 a result 245.4% higher than the previous quarter, from a loss of R$ 9.7 million in 3Q13 to a profit of R$ 13.2 million in 4Q13, mainly due to the reversal of R$ 26, 1 million impairment registered in December 2013.

Operational Revenue

The supply of electric energy decreased by 9.7%, from R$ 38.4 million in 3Q13 to R$ 42.1 million in 4Q13, mainly due to increased energy consumption.

Electric Energy Service Cost

Electric energy purchased for resale decreased by 64.5%, from R$ 30.9 million in 3Q13 to R$ 10.9 million in 4Q13, mainly due to the register of recovery of part of this cost via EDA in December 2013.

Personnel expenses decreased by 35.5%, from R$ 12.4 million in 3Q13 to R$ 8.2 million in 4Q13, mainly due to salary increase occurred in May 2013 (which was registered as retroactive as of August 2013) and also by PID – Early Retirement Program registered only in 3Q13.

Spending on third-part services increased by 59.8%, from R$ 3.5 million in 3Q13 to R$ 5.7 million in 4Q13, mainly due to service completions occurred in 4Q13.

Operational Revenue (Expense)

Personnel expense decreased by 26.3%, from R$ 9 million in 3Q13 to R$ 6.8 million in 4Q13, mainly due to salary increase occurred in May 2013 (which was registered as retroactive from August 2013), also the PID – Early Retirement Program registered only in 3Q13.

Provisions (For Loan Losses and Contingency Allowance) increased by 240.9%, from R$ 5.6 million reversal in 3Q13 for provision of R$ 7.8 million in 4Q13, mainly due to overdue bills. and also the provision of profit employees participation 2013.

Financial Result

Financial revenues increased 14.6%, from R$ 7.7 million in 3Q13 to R$ 8.8 million in 4Q13, mainly due to interest on installments.

Financial expenses increased 35%, from R$ 4.6 million in 3Q13 to R$ 6.2 million in 4Q13, mainly due to increased passive monetary variation (charges on energy purchased for resale and also update the lawsuit contingency).

Market Data

1. Generation Assets and Energy generated (IPPs contract)

Plant	Installed	Energy generated - MWh				Beginning of operation	End of concession
	Capacity - MW	1Q13	2Q13	3Q13	4Q13
Floresta	40MW	8,883,42	5,677,08	3,853,21	14,498,34	Apr/2010	Apr/2014
Distrito	20MW	15,898,15	14,149,97	15,491,01	23,481,43	Apr/2010	Apr/2014

2. Electric energy purchased for resale

System	Unit	1Q13	2Q13	3Q13	4Q13
Eletrobras	MWh	200,880	200,818	198,163	206,466
	R$ million	37.5	37.5	36.9	40.4
Total	MWh	200,880	200,818	198,163	206,466
	R$ million	37.5	37.5	36.9	40.4

3. Energy sold

Distribution to	1Q13		2Q13		3Q13		4Q13
	R$ million	MWh	R$ million	MWh	R$ million	MWh	R$ million	MWh
State utilities	4.5	22,688	4.2	24,125	4.6	26,625	4.8	26,404
Industrial	0.9	3,413	0.9	3,694	0.8	3,469	0.8	3,433
Residential	26.3	76,099	25.5	80,506	23.5	75,567	27.4	89,374
Commercial	10.2	33,680	9.9	36,209	9.7	36,007	10.6	39,426
Others	2.0	10,064	1.7	9,112	1.7	9,113	2.0	10,292
Total	43.9	145,944	42.2	153,646	40.3	150,781	45.6	168,929

4. Number of Consumer Units Serviced

	1Q13	2Q13	3Q13	4Q13
State utilities	64	64	68	68
Industrial	355	347	341	337
Residential	80,611	82,808	83,148	84,325
Commercial	8,765	8,746	8,762	8,765
Others	3,635	3,716	3,713	3,708
Total	93,430	95,469	96,032	97,203

5. Network Expansion - number of new connections

1Q13	2Q13	3Q13	4Q13
1,908	2,431	2,208	2,655

6 .Substations

1Q13	2Q13	3Q13
3	3	3

7. Fuel used to produce electricity

Type	Unit	1Q13		2Q13		3Q13		4Q13
		Amount	R$ million	Amount	R$ million	Amount	R$ million	Amount	R$ million
Diesel oil	Litre million	6.9	17.3	10.9	27.1	5.47	13.62	10.81	29.4

8. Losses - %

1Q13		2Q13		3Q13		4Q13
Technical	Commercial	Technical	Commercial	Technical	Commercial	Technical	Commercial
8.07	4.15	8.07	4.72	8.07	4.64	7.89	4.24

9. Extension of distribution lines – 09.30.13

Tension kV	Extension Km
138kv	0
69kv	70.53
34.5kv	41.57
13.8kv Urb.	695.46
13.8kv Rural	1,266.93
127/220V	1,304.46

10. Extension of transmission lines – 09.30.13 – NA

11. DEC- Duration of interruptions - in hours

1Q13	2Q13	3Q13	4Q13
1.91	3.35	4.72	12.93

12. FEC – Frequency of interruptions – Number of outages

1Q13	2Q13	3Q13	4Q13
2.21	6.31	9.17	21.53

13. TMA – Average response time – in minutes

1Q13	2Q13	3Q13	4Q13
66.78	60.90	81.07	86.31

14. Average price– R$/MWh

1Q13	2Q13	3Q13	4Q13
301.14	274.86	266.91	245.23

15. Main investments – R$ million

Project	1Q13	2Q13	3Q13	4Q13	2013 budget
Distribution	1.63	6.08	2.63	5.34	19.1
Expansion of Urban Distribution (Light for All Program)	0.00	0.00	0.00	0	0.1
Expansion of Urban Distribution (regular)	0.85	2.47	0.28	1.97	5.57
Maintenance of energy distribution system	0.26	1.88	1.02	2.45	6.73
Modernization and adaptation of energy distribution and Energy trading system	0.52	1.73	1.33	0.92	6.7
Others	0.03	0.52	0.32	1.8	5.81
Maintenance and adjustment of property	0.02	0.03	0	0	0.1
Maintenance and adjustment of goods	0.00	0.36	0.04	0.86	3.59
Maintenance and adjustment of thechnological activity	0.01	0.13	0.28	0.94	2.12
Total	1.66	6.6	2.95	7.14	24.91

16. New Investments - NA

17. Loans and financing – R$ million

Creditor	Balance on 03.31.13	Balance on 06.30.13	Balance on 09.30.13	Balance on 12.31.13	Date Due	Index
Eletrobras RES 0676	5,6	5,22	4,85	4,47	30/07/2016	Interest 10% py + Adm fee 2%
Eletrobras ECF 2877	4,04	4,04	4,94	4,86	30/11/2018	Interest 10% py + Adm fee 2%
Eletrobras ECF 1554	4,9	4,63	4,31	3,98	30/07/2016	Interest 10% py + Adm fee 2%
Eletrobras RES 0898	1,4	1,34	1,27	1,22	30/08/2016	IGP-M + Interest 10% py + Adm fee 2%
Eletrobras ECF 2516	0,15	0,14	0,12	0,10	30/09/2015	Interest 5% py + Adm fee 2%
Eletrobras ECF 2554	0,12	0,11	0,10	0,08	30/09/2015	Interest 5% py + Adm fee 2%
Eletrobras ECF 2919	1,2	1,2	1,2	1,2	30/01/2019	Interest 5% py + Adm fee 2%
Eletrobras ECF 2995	1,8	1,8	1,8	1,8	30/10/2019	Interest 5% py + Adm fee 2%
Eletrobras ECF 2902	1,7	0,06	1,1	1,1	30/05/2026	Interest USA py + Adm FEE 5%
Eletrobras ECF 3015	-	-	0,5	0,5	30/10/2019	Interest 0.5% py + SELIC
Eletrobras ECF 3079	-	-	0,9	0,9	30/06/2015	Interest 0.5% py + SELIC
Eletrobras ECF 3086	-	-	-	0,5	30/05/2015	Interest 0.5% py + SELIC
Eletrobras ECF 3081	-	-	-	0,9	30/10/2015	Interest 0.5% py + SELIC
Eletrobras RES 0892	-	-	-	3,2	30/06/2015	Interest 0.5% py + SELIC
Eletronorte	6,7	4,40	1,78	-	30/11/2013	IGP-M + Interest 10% py + Adm fee 2%

18.Contract obligations - 09.30.13

Loans and financing R$ million	2013	2014	2015	2016	2017	After 2017
	-	7.74	8.01	4.02	1.64	3.40

Energy Purchase Contracts	2013	2014	2015	2016	2017	After 2017
R$ million	152,30	155,450	200,607	275,31	301,15	2,759.62
MWh	806,327	825,860	1,007.476	1,090.101	1,149.592	6,.024.529

19.Default – more than 120 days –09.30.13

Class	R$ million
State utilities	16.25
Industrial	0.48
Residential	0.65
Commercial	0.38
Others	26.77
Total	44.53

20.Number of employees (including requested employees from other Eletrobras companies/ excluding employees assigned to other Eletrobras companies)

20.1.By tenure

Distribution

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	18	18	18	14
6 to 10	63	63	59	55
11 to 15	0	0	0	12
16 to 20	0	0	0	00
21 to 25	25	25	25	24
beyond 25	44	44	40	35
Total	150	150	142	140

Administration

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	10	10	09	06
6 to 10	95	95	95	66
11 to 15	0	0	0	23
16 to 20	0	0	0	00
21 to 25	9	9	9	09
beyond 25	22	22	22	17
Total	136	136	135	121

20.2.By region

State	Number of employees
	1Q13	2Q13	3Q13	4Q13
Roraima	286	286	277	261

20.3.By departments

Department
	1Q13	2Q13	3Q13	4Q13
Field	150	150	142	140
Administrative	136	136	135	121

21.Complementary work force

Operational	1Q13	2Q13	3Q13	4Q13
	235	235	235	269

22.Turn-over

1Q13	2Q13	3Q13	4Q13
0,003%	0,0%	0,01%	0,02%

Balance Sheet

(R$ thousands)

Assets	12.31.13	12.31.12
Current Assets
Cash and banks	54,240	63,804
Return on investments	1,211	946
Fiscal assets to recover	1,803	945
Others	0	21
	57,254	65,716
Non-current assets
Long-term assets
Fiscal assets to compensate	2,741	2,741
Legal deposits	48	1,743
	2,789	4,484
Investments	92,545	113,178
Property, plant and equipment	28	33
Intangible	19	12
	95,381	117,707
Total Assets	152,635	183,423

Liabilities and Stockholders Equity	12.31.13	12.31.12
Current liabilities
Stockholders remuneration	801	3,194
Payable accounts - Eletrobras	817	401
Tax obligations	33	153
Estimated obligations	220	220
	1,871	3,968
Non-current liabilities
Provisions for fiscal and administrative risks		1,697
Income tax and social contribution - deferred	8,860	16,075
	8,860	17,772
Stockholders equity
Social capital	118,054	118,054
Legal reserve	3,159	2,991
Additional Proposed Dividend	2,401	9,581
Equity adjustment	18,290	31,057
	141,904	161,683
Total liabilities and stockholders equity	152,635	183,423

Statement of Income

(R$ thousands)

	2013	2012
Operating Revenues
Dividends	2,206	10,332
Interest on equity	91	1,112
Equity participation	679	2,346
	2,976	13,790
Operating Expenses
Personnel/fees	(2,659)	(2,765)
Materials and Products	(84)	(77)
Traveling expenses, transportation, training	(44)	(173)
Third party services	(724)	(963)
Publicity	(507)	(597)
Taxes and contributions	(533)	(321)
Rent, Condominium Installments and Municipal Taxes	(81)	(80)
Operating reversion (provision)	1,712
Other	(100)	(97)
	(3,020)	(5,073)

Operating Result Before Financing Result	(44)	8,717
Financial Revenues (Expenses)
Financing revenues	4,221	6,150
Financing expenses	(805)	(1,030)
Financial Result	3,416	5,120
Income before income tax and social contribution	3,372	13,837
Income tax and social contribution	(9)	(502)
Net income for the period	3,363	13,335
Profit per share
Net income per share (basic and diluted)	0.28583	1.13354

Cash Flow

(thousands Reais)

	2013	2012
Operating Activities
Net income for the period	3,363	13,335
Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	14	15
Equity income	(679)	(2,346)
Provisions	(1,713)
Wriet-off of property, plant and equipment		3
Sub total	985	11,007
(Increase) decrease in operating assets
Investment remuneration	(265)	(10,182)
Financing assets to compensate	(857)	(500)
	(1,122)	(10,682)
Increase (decrease) in operating liabilities
Taxes and social contributions	(123)	(73)
Payables	416	173
Estimated obligations	(2)	192
	291	293
Redemption of administrative deposits	1,734
Cash flow from operating activities	1,888	617
Finacing activities
Dividend payment	(12,775)	(22,472)
Others	7	107
Cash flow from financing activities	(12,768)	(22,365)
Investment activities
Property, plant and equipment asset aquisition	(15)	(9)
Redemption of administrative deposits	1,331	13,866
Cash flow from investment activities	1,316	13,857
Reduction in cash and cash equivalent	(9,564)	(7,891)
Cash and cash equivalent in the beginning of the period	63,804	71,695
Cash and cash equivalent in the end of the period	54,240	63,804
Reduction in cash and cash equivalent	(9,564)	(7,891)

Market Data

1.    Investments

Company

Type

Amount

Participation (%)

CTEEP	PN	999,663	0.65
Eletropaulo	PNB	2,095,644	1.25
EMAE	PN	523,911	1.42
Energias do Brasil	ON	1,485,678	0.31
CPFL Energia	ON	1,703,600	0.18

2. Number of employees (including requested employees from other Eletrobras companies/excluding employees assigned to other  Eletrobras companies)

2.1.By tenure

Composition of employees by tenure (Years)	1Q13	2Q13	3Q13	4Q13
Up to 5	3	3	3	2
6 to 10	3	3	3	3
11 to15	-	-	-	-
16 to 20	-	-	-	-
21 to 25	-	-	-	-
Beyond 25	-	-	-	-
Total	6	6	6	5

2.1.By region

State
	1Q13	2Q13	3Q13	4Q13
RJ	6	6	6	5

3. Complementary work force

1Q13	2Q13	3Q13	4Q13
6	6	6	6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.